Form 20-F
period 2026-03-31
Wise Group plc
filed 2026-06-25
CIK 2099039

As filed with the Securities and Exchange Commission on June 25, 2026.

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)
☐
  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
March 31, 2026

OR

☐
  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to

OR

☐
  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell
company
report

Commission file number
001-43229

Wise Group plc
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Jersey
(Jurisdiction of Incorporation or Organization)

1st Floor, Worship Square
65 Clifton Street
London EC2A 4JE
United Kingdom
(Address of principal executive offices)

Kristo Käärmann
Chief Executive Officer
Wise Group plc
1st Floor Worship Square
65 Clifton Street
London EC2A 4JE
United Kingdom
Tel: +1
888 501 4041
Email: Owners@wise.com
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, nominal value $0.01 per share	WSE	The Nasdaq Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of May 31, 2026, Wise Group plc had 1,025,164,562 Class A ordinary shares and 204,338,749 Class B ordinary shares issued and outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes
☒
 No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes
☒
 No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes
☒
 No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒
 Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards
†
provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that require a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §
240.10D-1(b).
☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act). ☐ Yes ☒ No

i

INTRODUCTION

Wise Group plc (the “Registrant”) is a Jersey public limited company and the ultimate parent of Wise Limited (formerly Wise plc) and its consolidated subsidiaries. Wise Group plc was established as the ultimate holding company of the Group pursuant to a Scheme of Arrangement under Part 26 of the U.K. Companies Act 2006 (the “Scheme”), which was completed on May 8, 2026 (the “Reorganization Transaction”). On May 11, 2026, Wise Group plc’s ordinary shares were admitted to trading on the Nasdaq Stock Market LLC (“Nasdaq”), with the Group’s primary listing transferring from the London Stock Exchange (the “LSE”) to Nasdaq, while retaining a secondary listing on the LSE.

The consolidated financial statements included in this Annual Report on Form 20-F present the financial position and results of Wise Limited and its subsidiaries as of March 31, 2026 and 2025 and for the years ended March 31, 2026, 2025 and 2024. As the Scheme was completed subsequent to the financial reporting date, these financial statements are presented on the basis of Wise Limited as the then-ultimate holding company of the Group. References to the “Group” throughout this Annual Report on Form 20-F refer to Wise Limited and its subsidiaries for the period covered by these financial statements.

Wise Limited is the predecessor of the Registrant for financial reporting purposes. Following the completion of the Reorganization Transaction, Wise Group plc became the holding company, and its sole material asset is its equity interest in Wise Limited and its subsidiaries.

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report to the terms “we,” “us,” “our,” “Wise,” the “Group,” the “Company” and similar references refer to (i) prior to the completion of the Reorganization Transaction, Wise Limited and its wholly owned subsidiaries, and (ii) following the completion of the Reorganization Transaction, Wise Group plc and its wholly owned subsidiaries.

The principal activity of the Group is the provision of cross-border and domestic financial services.

Our reporting currency is the U.S. dollar, and unless indicated otherwise, any non-U.S. dollar denominated amounts in this Annual Report have been calculated based on the March 31, 2026 closing exchange rate of £1.00 to $1.32. Our audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “potential” and “should,” among others. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief, or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to, those identified in “Item 3.D. Key Information—Risk Factors.” In light of the significant uncertainties in these forward-looking statements, you should not unduly rely upon these statements nor regard these statements as a guarantee by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our revenue, operating expenses and other operating results;

•	our ability to acquire new customers and successfully retain existing customers;

•	our ability to maintain profitability;

•	anticipated trends, the size and growth rates of the markets in which we compete;

•	market acceptance of our products and our ability to increase adoption of our products, including customers’ changes in digital adoption;

•	future investments in our business, including investments in our infrastructure, our anticipated capital expenditures and our estimates regarding our capital requirements;

•	our ability to adapt to technological change and industry trends and innovate solutions for our customers;

•	our ability to scale, enhance and adapt our infrastructure, develop or acquire new products and services and bring them to market in a timely manner;

•

our ability to effectively and responsibly develop, deploy and integrate artificial intelligence and machine learning technologies, and to comply with evolving laws and regulations governing their use;

•	the costs and success of our marketing efforts and our ability to maintain and enhance our brand;

•	our growth strategies, including our ability to manage our growth;

•	our ability to manage our international operations and expansion into new jurisdictions, including our exposure to foreign currency exchange rate fluctuations;

•	the estimated addressable market opportunity for our products and services generally;

•	our reliance on key personnel and our ability to attract and retain highly qualified personnel;

•	our ability to obtain, maintain, protect and enforce our intellectual property rights and any costs associated therewith;

•	our ability to compete effectively with existing competitors and new market entrants;

•	our ability to comply with applicable laws and regulations, including our ability to obtain and maintain required licenses, in the jurisdictions in which we currently and may in the future operate;

•	the effect of regulatory developments in the jurisdictions in which we currently and may in the future operate;

•	our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel;

•	the impact of unstable market and economic conditions, including as a result of actual or anticipated changes in interest and inflation rates and barriers to trade;

•

the impact of political instability, shifts in immigration patterns or policies, global travel, natural disasters, events of terrorism, wars and other global events on our business, industry and the global economy;

•	the performance, reliability, security and efficiency of our payments network, including the risk of service interruptions, outages or system failures; and

•	other risks and uncertainties, including those listed in “Item 3.D. Key Information—Risk Factors.”

In addition, forward-looking statements contained in this Annual Report represent our views only as of the date of this Annual Report and should not be relied upon as representing our views as of any subsequent date. We anticipate that subsequent events and developments may cause our views to change. Although we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, except as required by applicable law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements.

MARKET AND INDUSTRY DATA

Certain industry data and market data included in this Annual Report were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies, and industry publications and surveys. All of the market data used in this Annual Report involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe that the information from these industry publications and surveys included in this Annual Report is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Item 3.D. Key Information—Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

v

GLOSSARY

Unless otherwise indicated or the context otherwise requires, references in this Annual Report to:

“2007 Law” refer to the Goods and Services Tax (Jersey) Law 2007.

“2016 Option Plan” refer to the TransferWise 2016 Share Option Plan, which was adopted on June 15, 2016 and amended on February 27, 2019 and April 8, 2026.

“2021 EIP” refer to the Rules of the TransferWise 2021 Equity Incentive Plan, which was adopted on January 1, 2021.

“2026 Plan” refer to the Wise Group plc 2026 Equity Incentive Plan with Non-Employee Sub-Plan, adopted on April 8, 2026.

“ADI” refer to an authorized deposit-taking institution in transaction, processing and other fees could increase our costs, affect our profitability, cause us to lose customers or otherwise under Australian law.

“AFS” refer to Australian financial services.

“API” refer to application programming interfaces.

“APRA” refer to the Australian Prudential Regulation Authority.

“Articles” refer to the articles of association of Wise Group plc.

“ASIC” refer to the Australian Securities and Investments Commission.

“AUSTRAC” refer to the Australian Transaction Reports and Analysis Centre.

“Australian AML/CTF Act” refer to the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth).

“Australian Banking Act” refer to the Banking Act 1959 (Cth).

“BIPA” refer to the Illinois Biometric Information Privacy Act.

“BSA/PATRIOT Act” refer to The Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001.

“CAN-SPAM Act” refer to the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003.

“CCPA” refer to the California Consumer Privacy Act.

“CFPB” refer to the U.S. Consumer Financial Protection Bureau.

“Clawback Policy” refer to the Incentive Compensation Recoupment Policy adopted by the board of directors in compliance with Section 10D of the Exchange Act and applicable rules of Nasdaq.

“Code” refer to the Internal Revenue Code of 1986, as amended.

“CREST” refer to the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK & International Limited.

“CTF” refer to counter-terrorist financing.

“DFAT” refer to the Australian Department of Foreign Affairs and Trade.

“Domestic Issuer Transition Date” refer to the date on which we cease to qualify as a foreign private issuer under the Exchange Act (or such other date as specified in the Articles).

“DUAA” refer to the Data (Use and Access) Act 2025.

“EFSA” refer to the Estonian Financial Supervision and Resolution Authority.

“EFTA” refer to the Electronic Funds Transfer Act.

“EMI” refer to an electronic money institution.

“EMRs” refer to the Electronic Money Regulations 2011.

“EMTN Program” refer to the £2 billion Euro medium-term note program established in November 2025.

“ERMF” refer to the Enterprise Risk Management Framework.

“EST” refer to the Wise Employee Share Trust.

“EU GDPR” refer to the European Union’s General Data Protection Regulation.

“Exchange Act” refer to the Securities Exchange Act of 1934, as amended.

“Excluded Shareholders” refer to holders of certain Wise plc Class A ordinary shares (representing less than 0.1% of the issued Wise plc Class A ordinary shares) that are held on behalf of persons subject to restrictions under applicable sanctions laws, whose shares were not transferred to Wise Group plc on the date the Scheme became effective and will only be transferred upon such shareholders ceasing to be subject to sanctions or when appropriate authorization is obtained from the relevant authorities.

“FAR” refer to the Financial Accountability Regime, as set out in the Australian Financial Accountability Regime Act 2023.

“FCA” refer to the U.K. Financial Conduct Authority.

“FCPA” refer to the Foreign Corrupt Practices Act.

“FDIC” refer to the Federal Deposit Insurance Corporation.

“FinCEN” refer to the Financial Crimes Enforcement Network.

“FINRA” refer to the Financial Industry Regulatory Authority.

“FOS” refer to the Financial Ombudsman Service.

“FSMA” refer to the Financial Services and Markets Act 2000 (as amended).

“GDPR” refer to, collectively, the EU GDPR and the U.K. GDPR.

“GLBA” refer to the Gramm-Leach-Bliley Act.

“HMRC” refer to HM Revenue and Customs.

“IRS” refer to the Internal Revenue Service.

“Jersey Companies Law” refer to the Companies (Jersey) Law 1991, as amended.

“Legacy Plans” refer to, collectively, the 2016 Option Plan, the 2021 EIP and the LTIP.

“LGPD” refer to Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018).

“LSE” refer to the London Stock Exchange.

“LTIP” refer to the Long Term Incentive Plan.

“Memorandum” refer to the memorandum of association of Wise Group plc.

“MIFIDPRU” refer to the FCA’s Prudential sourcebook for MiFID Investment Firms.

“ML” refer to machine learning.

“MLRs” refer to the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017.

“MSB” refer to a Money Services Business.

“MTLs” refer to money transmitter licenses.

“Nasdaq” refer to the Nasdaq Stock Market LLC.

“NBB” refer to the National Bank of Belgium.

“OCC” refer to the Office of the Comptroller of the Currency.

“OECD” refer to the Organization for Economic Co-operation and Development.

“OFAC” refer to the Office of Foreign Assets Control.

“OFSI” refer to the Office of Financial Sanctions Implementation, His Majesty’s Treasury.

“PCI DSS” refer to the Payment Card Industry Data Security Standard.

“PECR” refer to the Privacy and Electronic Communications (EC Directive) Regulations 2003.

“PFIC” refer to a passive foreign investment company for U.S. federal income tax purposes.

“PIPL” refer to China’s Personal Information Protection Law.

“POCA” refer to the Proceeds of Crime Act 2002.

“PPF” refer to purchased payment facilities.

“PSD2” refer to the Revised Payment Service Directive.

“PSRs” refer to the Payment Services Regulations 2017.

“QEF Election” refer to a qualified electing fund election under Section 1295 of the Code.

“RCSA” refer to Risk and Control Self-Assessment.

“Regulation E” refer to the implementing regulation of the Electronic Funds Transfer Act, which provides additional detail with respect to the rights and remedies set forth in the EFTA as applied to consumer customers.

“Reorganization Transaction” refer to the reorganization completed on May 11, 2026, pursuant to which Wise Group plc became the ultimate parent of Wise Limited and its consolidated subsidiaries by means of the Scheme.

“Revolving Credit Facility” refer to the £330.0 million multicurrency revolving facility agreement with a syndicate of banks entered into on December 12, 2024 for a period of three years, with the potential for two one-year extensions.

“Scheme” refer to the Scheme of Arrangement under Part 26 of the U.K. Companies Act 2006, completed on May 8, 2026.

“SDN list” refer to the Specially Designated Nationals and Blocked Persons List maintained by OFAC.

“SDRT” refer to stamp duty reserve tax.

“SEC” refer to the U.S. Securities and Exchange Commission.

“Securities Act” refer to the Securities Act of 1933, as amended.

“SM&CR” refer to the Senior Managers & Certification Regime.

“Substance Law” refer to the Taxation (Companies—Economic Substance) (Jersey) Law 2018.

“TACT” refer to the Terrorism Act 2000.

“TCPA” refer to the Telephone Consumer Protection Act.

“TPM Policy” refer to the Third-Party Management & Outsourcing Policy.

“Treaty” refer to the U.S.-U.K. income tax treaty.

“U.K. GDPR” refer to the United Kingdom’s General Data Protection Regulation.

“U.S. GAAP” refer to generally accepted accounting principles in the United States of America.

“Wise Assets Europe” refer to Wise Assets Europe AS, authorized by the EFSA under the Securities Markets Act.

“Wise Assets UK” refer to Wise Assets UK Ltd (FRN 839689), authorized by the FCA.

“Wise Australia” refer to Wise Australia Pty Ltd, our Australian regulated entity.

“Wise Card” refer to the Wise Multi-Currency Card.

“Wise Europe” refer to Wise Europe SA, regulated as a Payment Institution in Belgium by the NBB.

“Wise US” refer to Wise US Inc., our U.S. regulated entity registered as an MSB with FinCEN.

“Wise US Assets” refer to Wise US Assets Inc., a registered broker-dealer with the SEC and member of FINRA.

“WNT” refer to Wise National Trust, a proposed nondepository national trust bank for which an application has been submitted to the OCC.

“WPL” refer to Wise Payments Limited (FRN 900507), authorized by the FCA as an EMI.

x

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our Class A ordinary shares involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this Annual Report, including our consolidated financial statements and related notes appearing elsewhere in this Annual Report, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or operating results. In such case, the market price of our Class A ordinary shares could decline, and you may lose some or all of your original investment. You should not interpret our disclosure of any of the following risks to imply that such risks have not already materialized.

Summary of Selected Risk Factors

•	Future revenue and growth depend on our ability to retain existing customers, attract new customers and increase transaction volume with both new and existing customers.

•

Our ability to establish and maintain relationships with banks, payment processing partners, payment card networks, investment managers and other financial institutions is key to our ability to operate and expand into new markets, and any failure to do so may materially harm our business.

•	Use of our products and services for illegal, improper or fraudulent activities could harm our business, financial condition, operating results, reputation and prospects.

•

We rely upon third-party service providers in order to provide our products and services, and any disruption in the operations of these third-party providers or interference with our use could adversely affect our business, financial condition and operating results.

•

We transfer large sums of customer funds and are subject to the risk of loss due to errors or fraudulent or illegitimate activities of customers, employees or third parties, which could result in financial losses or damage to our reputation and trust in our brand, which would harm our business and financial results.

•	Our failure to manage and safeguard our customer funds properly could materially harm our business.

•	If one or more of our counterparties, including financial institutions, default on their financial or performance obligations to us or fail, we may incur significant losses.

•	We may be unable to compete successfully against existing and future competitors that employ a variety of existing business models and technologies or new innovations.

•	Increases in transaction, processing and other fees could increase our costs, affect our profitability, cause us to lose customers or otherwise limit our operations.

•

If our information technology systems or those of third parties with whom we work are or were compromised, we could experience adverse events from such compromise, which could adversely affect our business, financial condition and operating results.

•

We are exposed to risk relating to our use of and dependence on artificial intelligence as well as machine learning systems and we may face challenges in properly managing their use, which could result in legal liability, financial loss or reputational harm.

•	Unfavorable geopolitical or macroeconomic conditions could limit our ability to grow our business and negatively affect our operating results.

•	Our business depends on our strong and trusted brand, and we may fail to maintain and protect our brand, which may adversely affect our business, financial condition, and results of operations.

•

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our operating results, the market price of our Class A ordinary shares and the value of your investment could decline.

•	Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation.

•	If we, or the financial institutions that we work with, fail to comply with the regulatory license conditions in a given market, our operations would be adversely affected.

•

Our (or the third parties with whom we work) actual or perceived failure to comply with data privacy and security obligations could expose us to regulatory investigations or actions, litigation, fines and penalties or other financial liabilities, or otherwise adversely affect our ability to conduct our business.

•	Any failure to obtain, maintain, protect or enforce our intellectual property and proprietary rights could impair our ability to protect our brand and technology.

•

As a result of being a public company in the United States, we are obligated to maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the market price of our Class A ordinary shares.

•

In connection with our preparation for compliance with the Sarbanes-Oxley Act, we have identified deficiencies in our internal control over financial reporting that constitute material weaknesses. If we are unable to remediate these material weaknesses or if we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations, which may adversely affect our business and the market price of our Class A ordinary shares.

•

The dual class structure of our ordinary shares has the effect of enhancing the voting control of the holders of our Class B ordinary shares, limiting the ability of holders of our Class A ordinary shares to influence the outcome of important transactions.

•	As the rights of shareholders under Jersey law differ from those under U.S. law, you may have fewer protections as a shareholder.

Risks Related to Our Business and Operations

Future revenue and growth depend on our ability to retain existing customers, attract new customers and increase transaction volume with both new and existing customers.

Our continued growth and success depend on our ability to retain and attract customers across our three product offerings: Wise Account for personal customers, Wise Business for small and medium-sized businesses and Wise Platform for banks and other enterprises. The failure to retain customers and attract additional customers could harm our business, financial condition, operating results and prospects.

We have invested and will continue to invest in improving our business in order to offer better and/or new features, products and services, but if those features, products and services fail to be successful, or if our competitors develop new features, products and services that rival our own, our ability to acquire new customers may be unsuccessful and our growth may materially slow or decline. There may be financial institutions that are potential Wise Platform partners that also compete with us with respect to certain services we provide, and our competitive strategy, positioning and approach to marketing our services may result in some of those financial institutions deciding not to partner with us. In addition, the growth of our business depends in part on existing customers expanding their use of our products and services. Our customers have no obligation to continue to use our products and services, and we cannot assure you that they will do so. The difficulty and costs associated with switching to a competitor may not be significant; alternatively, customers may not be willing to switch to us from a competitor. Our customers’ activity with us may decrease for a variety of reasons, including customers’ level of satisfaction with our products and services, our pricing and the pricing and quality of competing products or services, the effects of global economic conditions or other factors set forth in these risk factors.

Our ability to establish and maintain relationships with banks, payment processing partners, payment card networks, investment managers and other financial institutions is key to our ability to operate and expand into new markets, and any failure to do so may materially harm our business.

The nature of our business requires us to enter into commercial and contractual relationships with banks, payment processing partners, payment card networks, investment managers and other financial institutions. If we are unsuccessful in establishing or maintaining relationships with these financial institution partners, our business may be harmed.

As of March 31, 2026, we held over 80 licenses globally. In most jurisdictions, our licenses and approvals allow us to offer our products without the need for agreements with local financial institutions. In certain jurisdictions, we enter into such agreements for the following reasons: (i) we do not hold the relevant licenses or approvals in that jurisdiction; (ii) although we hold the relevant licenses and approvals, applicable laws or regulations still require us to enter into such agreements; or (iii) for other business or commercial reasons, such as enhancing our products and features. For example, in the United States, because we are not a bank, our business is not eligible for membership in card payment networks, and we are, therefore, unable to directly access card payment networks in the United States. These networks’ operating regulations require us to be sponsored by a member bank in order to process card payment transactions.

If we have disagreements or disputes or are otherwise unable to establish or maintain our relationships with our financial institution partners, it may limit our ability to offer our products and services in certain jurisdictions, and can lead to disputes or require us to find new providers to partner with, which could prove costly and time consuming to resolve. Furthermore, disputes with certain of our financial institution partners may result in them holding on to our or our customers’ funds or taking other action that would be detrimental to us. In 2021, our relationship with MS Bank S.A. Banco de Câmbio, a Brazilian financial institution, was terminated. MS Bank S.A. Banco de Câmbio subsequently made allegations in connection with certain taxation matters arising from our previous relationship that has led to an investigation by Brazilian authorities. We have in the past experienced, and may in the future experience, the termination of a relationship with a financial institution partner, requiring us to expend resources to transfer existing customers to new partners. We may have disputes with these local financial institutions or our agreements and operational arrangements with financial institutions may also be challenged by local regulators or other governmental bodies, which may result in the termination of such arrangements and therefore have an adverse impact on our ability to operate in such jurisdictions.

If, for any reason, any banks, payment card schemes, issuers or other financial institutions cease to supply us with the services we require to conduct our business, or the terms on which such services are provided were to become less favorable, or a dispute occurs or a contractual claim is made against us, it could impact our ability to provide certain products or features, or the basis on which we are able to provide such services, and have an adverse effect on our operating results, financial condition and prospects.

Use of our products and services for illegal, improper or fraudulent activities could harm our business, financial condition, operating results, reputation and prospects.

Payments and financial services, such as those provided by Wise, are susceptible to illegal, improper or fraudulent uses, including money laundering, terrorist financing, sanctions evasion, bank fraud, payments involving human trafficking, consumer scams and the facilitation of other illegal, improper or fraudulent activity. Our products and services have been improperly utilized for illegal, improper and fraudulent uses in the past, and we cannot guarantee that our policies, procedures and internal controls would adequately protect our business, maintain our continued ability to operate in the jurisdictions that we serve or protect our reputation if illegal, improper or fraudulent activities were discovered to have taken place using our infrastructure in the future. For example, third parties have in the past conducted scams, such as impersonating financial service providers, including Wise, in order to secure the transfer of funds from customers, a practice known as authorized push payment fraud. To provide a faster and more convenient service, we also in certain instances may transfer money to recipients before cleared funds are actually received from our customers, which increases these risks in the event that these customers have insufficient funds in their bank account or their transactions are otherwise invalidated. We have adopted and continue to invest in controls and security measures to detect, prevent and stop these types of fraudulent activities, but there can be no assurance that these measures will be effective against new and continually evolving forms of fraud or scams or that customers will continue to view us as secure.

Our transaction loss expenses may increase if our anti-fraud systems are not effective, including against new methods or schemes that are developed to defraud us or our customers. Since the methods and schemes utilized by perpetrators of fraud are constantly evolving or, in some cases, not immediately detectable, we cannot assure you that our policies, procedures and controls for preventing or managing fraud will be effective over time or of our ability to update these measures to address emerging fraud risks. In addition, if illicit, improper or fraudulent activity levels involving our products and services were to rise, it could lead to changes in liability regimes and reputational and/or financial damage to us, including a perception that our product offering is less secure than those offered by traditional banks and our other competitors. Fraudulent or other illegal activity could lead to increased government oversight and regulatory intervention, including the suspension or termination of our licenses in certain jurisdictions, freezing of customer accounts, suspension of customer onboarding, fines and other penalties. Any of these factors may result in a reduction in the use and acceptance of our products and services, or an increase in our compliance costs, any of which would harm our business, financial condition, operating results and prospects.

Our anti-money laundering detection and monitoring systems, customer due diligence procedures, suspicious activity reporting and identity verification processes may contain weaknesses that we have not identified or fully remediated, and there is a risk that these controls may not keep pace with the growth of our business and evolution of our products and features. Any failure in the design or effectiveness of these systems, by our operational teams or outsourced service providers has in the past, and may in the future, lead to regulatory and legal consequences. These have included, and may include, criminal and civil lawsuits, a requirement to engage in remediation activities, suspension of customer onboarding, fines or public censure. Furthermore, if our measures to detect illegal, improper or fraudulent activities are too restrictive and/or inadvertently prevent or delay legitimate transactions, this could result in suspension of legitimate customer activity, deter new and existing customers or otherwise diminish our customer experience, any of which could harm our business, financial condition, operating results and prospects.

We rely upon third-party service providers in order to provide our products and services, and any disruption in the operations of these third-party providers or interference with our use could adversely affect our business, financial condition and operating results.

We use third-party service providers for certain aspects of our business, such as business process outsourcing for parts of our operations, productivity and communication tools, financial reporting, information security, cloud hosting, human resources and professional services and other support services. Any incident affecting our providers’ infrastructure and our access to such infrastructure, including any incident that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, terrorist or other attacks and other similar events beyond our control, could negatively affect our operations. As our primary payment processing is hosted in Amazon Web Services’s (“AWS”) Frankfurt region, outages in other AWS regions generally have a limited impact on our activities. However, we may still experience disruptions if our third-party providers are hosted in an affected AWS region. For example, the AWS outage in October 2025 caused temporary disruptions to one of our third-party service providers’ systems, which affected parts of our customer service capabilities. As a result, our phone and chat support channels were partially or completely unavailable for around 3.5 hours. In some instances, we may not be able to identify the cause of such performance problems and recover the operations within a period of time acceptable to our customers. A prolonged disruption affecting our service could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative services or taking other actions in preparation for, or in reaction to, events that damage the third-party services we use. Features and functionality for our products and services may also not be available on the same basis or at all on one or more platforms, which may hinder adoption of our products and services, reduce transaction volume and harm our brand, business and operating results.

In addition, a material change to service features or contractual terms, a failure to maintain necessary licensing, a failure to remain up to date with market developments, disruption to or insolvency of a provider or a termination of any of the agreements we have in place with these providers could adversely impact our ability to provide our products and services, and therefore our reputation and ultimately our operating results. Our third-party service providers may also seek to introduce or modify terms and conditions that result in increased costs, or terms and conditions that we are unable to meet or that are commercially unacceptable to us. Either of us may also choose to terminate all or part of the relationship. If this happens, we may not be able to find a replacement service provider on commercially acceptable terms or at all, or be able to develop our own replacement technology, which would have an adverse effect on our business, financial condition and operating results.

In certain cases, we also indirectly rely on third-party service providers for certain aspects of our business, for example, where we handle payments originating from overseas, we rely on the operators of local domestic payment systems in order to provide our products and services. Any disruptions to such third-party service providers may adversely affect our ability to service our customers.

We transfer large sums of customer funds and are subject to the risk of loss due to errors or fraudulent or illegitimate activities of customers, employees or third parties, which could result in financial losses or damage to our reputation and trust in our brand, which would harm our business and financial results.

Our business is subject to the risk of financial losses as a result of operational errors, fraudulent activity, employee misconduct or other similar actions or errors by us or our service providers. Such behavior, either by our employees, vendors, counterparties or other third parties, may include fraudulent actions, breaches of applicable laws, rules, regulations and contractual obligations, or failure to adhere to our policies and procedures or those of our partners and other counterparties. Companies in the payments and financial services sector, such as Wise, are regularly targeted by parties who seek to commit acts of financial fraud, using a variety of techniques, including stolen bank accounts, compromised business email accounts, employee fraud, attempted use of stolen or false identities by remote employees, account takeover, false account creation and other new techniques and technologies. Our risk management efforts have not in all cases prevented, and may not in the future effectively prevent these errors and activities. Financial losses arising from operational errors, fraudulent activity, employee misconduct or other similar conduct have occurred in the past and may occur again in the future, potentially at similar or greater magnitude. If any of these errors or activities are significant, we may be subject to increased regulatory oversight or enforcement actions, including the suspension or termination of our licenses in certain jurisdictions, as well as termination of services provided by third parties. As a result of such circumstances, we may suffer significant losses or reputational harm, and our business, financial condition, operating results and prospects could be adversely affected.

Our failure to manage and safeguard our customer funds properly could materially harm our business.

In certain jurisdictions we hold a substantial amount of funds and custody assets belonging to our customers. We hold, and in certain jurisdictions are required to hold and segregate, at least 100% of the aggregate amount of all customer funds and assets held by our licensed entities. Depending on the product, we satisfy these requirements through safeguarding arrangements or through the appointment of a third-party custodian to segregate securities or the underlying units within the funds invested in by our customers.

Our ability to manage and accurately account for the assets underlying our customer funds and comply with applicable safeguarding requirements and regulations requires high precision internal controls. As our business continues to grow and we expand our products and services, we must continue to strengthen and scale our associated internal controls. Our continued success requires our customers’ confidence in our ability to properly safeguard their balances and handle large and growing transaction volumes and amounts of customer funds and custody assets. Any failure to maintain or scale the necessary controls or to appropriately manage our growing transaction volumes, balances and assets under management, could result in the inappropriate amount of funds or assets being safeguarded. This could lead to customer harm, reputational harm, customers deciding to discontinue or reduce their use of our products and services, and result in significant penalties and fines and potential restrictions, which could materially harm our business.

If one or more of our counterparties, including financial institutions, default on their financial or performance obligations to us or fail, we may incur significant losses.

We have significant amounts of cash and cash equivalents outstanding on deposit or in accounts with banks or other counterparties, the majority of which exceed applicable government deposit insurance limits. In certain jurisdictions, including the United States, such deposits are uninsured and in the event of a counterparty failure, we may not be able to recover the full amount of such deposits. We are, and will continue to be, subject to the risk of actual or perceived deterioration of the commercial and financial soundness of our counterparties, including other potentially interconnected financial institutions with varying levels of credit worthiness, in particular in relation to cash and cash equivalents held at financial institutions, purchasing funds in specific currencies and the provision of local payment, account and investment services. If one of our counterparties were to be impacted by such actual or perceived deterioration, become insolvent or file for bankruptcy, our ability to recover losses incurred as a result of default or to access or recover our or our customers’ assets that are held in accounts with or otherwise due from such counterparty may be limited, including by the counterparty’s liquidity or the applicable laws governing the insolvency or bankruptcy proceedings. An institution appropriating funds, defaulting, failing a stress test or requiring bail-in by its shareholders, creditors and/or respective governments could lead to significant liquidity problems and losses or defaults by other institutions. Even the perceived lack of available liquidity or creditworthiness of, or questions about, a counterparty or major financial institution may lead to market-wide liquidity problems and losses or defaults by financial institutions to which we have exposure, which could, in turn, have an impact on our business and financial position. This risk resulting from the interdependence on financial institutions is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as industry payment systems and banks, with whom we interact on a daily basis. Systemic risk could have a material adverse effect on our ability to operate our business, which would have an adverse effect on our business, operating results and financial condition.

We may be unable to compete successfully against existing and future competitors that employ a variety of existing business models and technologies or new innovations.

The payments and financial services-related industries are fragmented and highly competitive, characterized by rapidly changing technology and evolving standards, changing customer requirements and frequent new product introductions. Our primary competitors are traditional banks, in addition to digital first banks and other financial technology companies. We also compete with payment networks, such as Visa and Mastercard, and legacy foreign exchange businesses.

The major competitive factors in our industry are pricing, product offering functionality, quality and breadth, global customer support, employee and development costs, brand recognition and reputation, market reach and reliability. Some of our current and potential competitors, particularly traditional banks with whom we compete, have longer operating histories, as well as other potential advantages over us, including greater customer bases, volume, scale or market share, while some have less burdensome licensing, capital, liquidity and other regulatory requirements. They may devote greater resources to the development of their products and services, which may limit the competitive advantage offered by our unique and powerful technology infrastructure. These companies may also invest more in the promotion and sale of their products and services, or may offer lower prices than us, including by cross-subsidizing across their product offerings.

The success of our business will depend, in part, on our ability to adapt and respond effectively to changing customer needs, requirements and preferences on a timely basis. Our current and potential competitors, including new market entrants, may introduce new and disruptive products or services that negatively affect our ability to retain and attract customers at prices that are consistent with our pricing model and operating budget. Because the market for our products and services is highly fragmented, it is difficult to predict customer adoption and demand for our products and services, the size and growth rate of this market, the introduction of new competitive products or the success of existing competitive products. We may not be able to make product or technological improvements as quickly or effectively as our competitors and/or as expected by our customers, or to market them successfully, which could harm our ability to attract or retain customers. Additionally, our investment of resources, including management attention and talent allocation, to develop new products and services, or to make related changes or updates to our services, may be insufficient relative to the offerings of existing competitors or new market entrants, and therefore fail to return our investment. Finally, our competitors use a variety of funding and pricing methodologies which may be more attractive to customers in some geographies or demographics. If we fail to timely anticipate or adapt to changes in these competitive activities or customer behavior, it is possible that we would have to change our pricing strategy inconsistent with our current financial model, which could harm our business, financial condition, operating results and prospects.

Increases in transaction, processing and other fees could increase our costs, affect our profitability, cause us to lose customers or otherwise limit our operations.

Our payment processing and banking partners charge us fees, which may be increased from time to time and with little prior notice. Card processors may also increase the fees charged for each credit or debit transaction to add funds to customers’ accounts with Wise, which may be passed on to us or our customers. Any such increases in transaction and processing fees could challenge our profitability and put upwards pressure on our prices. Governments could also impose new rules, the compliance of which may result in fees being imposed upon our customers or otherwise impact the manner in which we provide our services. In addition, governments may directly impose fees or taxes on payment transactions or financial services, which could further increase costs to us or our customers. Any such increased fees could increase our operating costs, require us to provide additional collateral, reduce our profit margin and impact our prices. See also “—Risks Related to Regulatory Compliance and Governmental Matters—Our ability to offer our services and to offer competitive fees may be reduced or limited because of regulatory initiatives and changes in laws and regulations or their interpretation and industry practices and standards.”

Our revenue is composed substantially of fees charged for our services, and decreasing fees faster than costs have in the past had and may in the future have a negative impact on our financial results. Our ability to charge sustainable fees in the future may be adversely affected if we fail to continue to expand our infrastructure in the markets that we serve, whether due to regulatory constraints or otherwise. Any significant or unsustainable reduction in the fees we charge relative to our costs, including for reasons beyond our control, or the elimination of certain types or methods of charging fees could impact our profitability.

If our information technology systems or those of third parties with whom we work are or were compromised, we could experience adverse events from such compromise, which could adversely affect our business, financial condition and operating results.

We face unique security threats as a financial technology company, as we and the third parties with whom we work collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share (collectively, “process”) sensitive data, which includes financial information, trade secrets, personal data (collectively, “sensitive information”). As a result, we and the third parties with whom we work are, and have been, subject to a variety of evolving threats, including but not limited to malicious code (such as viruses and worms), social engineering attacks (including through deep fakes, which may be increasingly difficult to identify as fake, and phishing attacks), malware (including as a result of advanced persistent threat intrusions), ransomware attacks, supply chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, network outages, supplier outages, denial-of-service attacks, credential harvesting or stuffing, efforts by individuals or groups of hackers and sophisticated organizations, including organized criminal threat actors, nation states, and state-sponsored or state-supported organizations, errors or malfeasance of our personnel or those of third parties with whom we work, including personnel who have authorized access to our systems, attacks enhanced or facilitated by artificial intelligence (“AI”), online and offline fraud, and other similar threats to the confidentiality, integrity and availability of our sensitive information and information technology systems. In particular, severe ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, ability to provide our services, loss of sensitive data and income, reputational harm and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Such threats are constantly evolving, and we or the third parties with whom we work may be unable to anticipate attempted security breaches, react in a timely manner, or implement adequate preventative measures. Furthermore, the reliability and continuous availability of our products are critical to our business and therefore may be subject to adverse consequences from any vulnerabilities or outages in our products or customer misuse of our products. Vulnerabilities could be exploited and result in a security incident.

Some threat actors now engage and are expected to continue to engage in cyber-attacks, including nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be at heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain and ability to produce, sell and distribute our services.

It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident or vulnerability. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident or vulnerability could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. We may expend significant resources or modify our business activities to try to protect against security incidents.

Future business transactions (such as acquisitions or integrations) could also expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities or other security issues present in acquired or integrated entities’ systems and technologies.

In addition, our reliance on third-party banks and service providers could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks, and other threats to our business operations. We rely on third parties to hold certain funds, operate some of our critical business systems and process the sensitive information that we own, process or control, including customer information, proprietary data and source code, for example third-party cloud hosting providers and providers of technology to support our customer service operations. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity or availability of the systems they operate for us, the information they process on our behalf, or, in the case of financial institutions, funds they hold on our behalf. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. For example, a third-party bank with whom we worked in the past experienced a cybersecurity incident, whereby an unauthorized third party gained access to certain of our customer information processed by that third-party bank. In another instance, in November 2024, one of our third-party vendors that provides customer service support was subject to unauthorized access that led to unauthorized access to a very limited number of our customer accounts. Incidents such as these could result in the loss of customer trust, regulatory scrutiny, potential liability, and reputational harm, any of which could adversely affect our business, financial condition and operating results.

While we may be entitled to damages if our third-party service providers fail to satisfy their data privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised.

If we, or a third party with whom we work, experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences. Such incidents could reduce demand for our products, damage our brand and reputation, disrupt business operations, result in the exfiltration of sensitive information, including source code, require us to notify third parties, including customers, investors, and regulators, require us to spend material resources to investigate or correct the incident and to prevent future security incidents which could include changes to the architecture, functionality or use cases of our solutions and services, expose us to liabilities, including litigation, regulatory enforcement (including investigations, fines, penalties, audits and inspections), additional oversight, restrictions or bans on processing personal information or processing transactions, indemnity obligations, claims by our customers or other relevant parties that we have failed to comply with contractual obligations to implement specified security measures, negatively impact our ability to grow and operate our business, and adversely affect our business, financial condition and operating results.

Certain security related legislation and regulation impose obligations that have required us and may in the future require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

We may expend significant resources or modify our business activities to address these requirements, and any failure or perceived failure to comply with these obligations could result in adverse consequences including, but not limited to, notification requirements, liabilities, including litigation, regulatory enforcement (including investigations, fines, penalties, audits and inspections), additional oversight, and restrictions or bans on processing personal information, indemnity obligations, and claims by our customers or other relevant parties that we have failed to comply with contractual obligations to implement specified security measures.

Our contracts do not, and may not, contain limitations of liability, and even where they do, there can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from such liabilities, damages, or claims related to our data privacy and security obligations. Additionally, we cannot be certain that our insurance coverage will be adequate or otherwise protect us with respect to claims, expenses, fines, penalties, business loss, data loss, litigation, regulatory actions or other impacts arising out of security incidents, particularly if we experience an event that impacts multiple customers, that such coverage will continue to be available on acceptable terms or at all, or that such coverage will pay future claims. Any of these results could adversely affect our business, financial condition and operating results.

Real or perceived errors, failures, bugs or defects in our infrastructure or products could adversely affect our reputation and harm our business.

Our products and services are tailored to address the needs of our customers. This infrastructure is in turn powered by automated software and manual operational processes, both of which we develop and maintain internally, and are complex and, like all software and processes, may contain undetected defects or errors. We are continuing to evolve the features and functionality of our infrastructure through updates and enhancements, and as we do so, we have in the past and we expect in the future to introduce defects or errors that may not be detected until after deployment to our customers. In addition, if our platform is not implemented or used correctly or as intended, inadequate performance and disruptions in service may result. If we integrate into our platform technologies developed by third parties, we may encounter difficulty in incorporating the newly obtained technologies into our platform and maintaining the quality standards that are consistent with our reputation. Any defects or errors in our platform, or the perception of such defects or errors, could result in a loss of, or delay in, market acceptance of our products, loss of existing or potential customers and delayed or lost revenue and could damage our reputation and our ability to convince business or Wise Platform customers of the benefits or reliability of our products.

In addition, errors in our products could cause system failures, loss of data or other adverse effects for our customers that may assert warranty and other claims for substantial damages against us. Although our agreements with our customers typically contain provisions that seek to limit our exposure to such claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. While we seek to insure against these types of claims, our insurance policies may not adequately limit our exposure to such claims. These claims, even if unsuccessful, could be costly and time consuming to defend and could harm our business, financial condition and operating results.

Unfavorable geopolitical or macroeconomic conditions could limit our ability to grow our business and negatively affect our operating results.

We offer our products to personal customers and businesses around the world. As a result of our extensive international operations, unfavorable geopolitical or macroeconomic conditions, including conditions resulting from financial and credit market fluctuations, fluctuating inflation, foreign exchange and interest rates, the imposition of or changes in tariffs and trade barriers, capital controls, political turmoil and regime change, tax reform or changes in tax law, natural catastrophes, outbreaks of contagious diseases, ongoing armed conflicts and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in our customers’ willingness to spend, transfer or hold money or otherwise disrupt our operations, which would likely increase our costs to operate in affected jurisdictions, have a negative impact on demand for our products and services and adversely affect the growth of our business and our operating results. In addition, global economic conditions or government restrictions on international travel and changes in immigration laws that make it more difficult for individuals to migrate or work abroad could also reduce transaction volumes.

Our competitors may respond to challenging market conditions by lowering prices in an attempt to attract our customers, which may require us to respond in kind, potentially outside of our pricing model. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry.

Our exposure to market risk, particularly interest rate risk, could adversely affect our financial condition and operating results.

We are exposed to various categories of market risk, including interest rate and foreign currency risks, due to the financial instruments associated with our operations, including our cash and cash equivalents, short term investments, customer account balances and bond holdings. Such market risks may lead to economic losses on market risk-sensitive instruments arising from adverse changes in market factors such as interest rates, foreign currency exchange rates and credit spreads/ counterparty risk.

Specifically, we face interest rate risk from fixed interest rate assets and liabilities on our balance sheet, primarily related to our investments in bonds. As interest rates increase, the value of these investments will decline, leading to either unrealized losses through other comprehensive income or realized losses to net income in the event we were required to sell these securities, therefore impacting our capital position in both cases. Separately, our interest income is affected by changes in market interest rates from our cash, cash equivalents and short-term investment holdings. We are exposed to changes in interest income resulting from movements in interest rates on our financial assets, including cash and cash equivalents and short-term investments. Our earnings are also impacted by the amount of interest income we return to our customers. In particular, as we resolve any regulatory hurdles to increase the portion of interest income yield that we return to our customers, our interest expense on customer liabilities may grow.

While management has processes in place aimed at identifying and mitigating the impact of these risks, including through financial hedges or collateralization, these measures may not be fully effective, if at all.

See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Quantitative and Qualitative Disclosures About Market Risk” for additional information.”

Our business depends on our strong and trusted brand, and we may fail to maintain and protect our brand, which may adversely affect our business, financial condition, and results of operations

We have developed a strong and trusted brand that has contributed significantly to the success of our business. We believe that maintaining and protecting our brand identity and reputation is critical to our ability to attract and retain customers, commercial counterparties and employees. Maintaining and promoting our brand will depend largely on our continued investment in marketing and our ability to provide reliable products and services that continue to meet the needs of our customers and our ability to maintain our customers’ trust. Harm to our brand can arise from many sources, including failure by us or third parties with whom we work to satisfy customer expectations of service and quality; inadequate protection, misuse or disclosure of confidential, proprietary, personal, or sensitive data by us, or third parties with whom we work; employee misconduct; fraud committed by third parties using our products, compliance failures by us or third parties with whom we work; and litigation, investigations, regulatory activity and other claims relating to us. If we fail to successfully maintain and promote our brand, our business, financial condition, and results of operations may be adversely affected.

We rely on the performance of highly skilled personnel, including our leadership team and our engineering, product and other financial services professionals. If we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed.

We believe that the efforts and talents of our leadership team have been important to our success. From time to time, there have been, and may in the future be, changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. We may not be able to retain the members of our leadership team, or find and hire adequate replacements on a timely basis following the departure of one or more members of our leadership team, either of which could disrupt our business and impact our ability to implement our growth strategies.

In addition, to deliver our mission, we must attract and retain highly qualified personnel. From time to time, we have experienced, and we expect to continue to experience, difficulty in the timely hiring and retention of employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel may have greater resources than we have. Further, inflationary pressures or other macroeconomic factors may impact employee attrition. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached certain legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often take into account the value of the equity awards they receive in connection with their employment. If the actual or perceived value of our equity awards declines or experiences significant volatility, such that prospective or existing employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and prospects would be harmed.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our operating results, the market price of our Class A ordinary shares and the value of your investment could decline.

Our operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described in this “Risk Factors” section, factors that may affect our operating results include:

•	our ability to attract new customers;

•	our ability to retain and increase transaction volume with our existing customers;

•	fluctuations in demand for our products and services or pricing of our fees associated with our products and services, including as a result of any product unavailability or system downtime;

•	our ability to maintain and expand our relationships with our payment processing and banking partners;

•	use of our products and services for illegal, improper or fraudulent activities;

•

changes in competitive dynamics of our industry, including the development or introduction of new platforms or services by our competitors that provide better customer experience, lower pricing and / or adapt customers’ demands more than our current suite of products;

•	cyberattacks, cybersecurity breaches, service outages or other similar incidents with respect to the delivery and use of our products and services;

•	our ability to control amount or timing of costs, including our operating expenses;

•	the amount and timing of noncash expenses, including share-based compensation expense, depreciation and amortization and other noncash charges;

•	the amount and timing of costs associated with recruiting, training and integrating new employees and retaining and motivating existing employees;

•	fluctuations in market interest rates, which impact interest earned on funds held for customers, or foreign currency exchange rates;

•	the effects of any potential acquisitions and their integration;

•	the impact of new accounting pronouncements;

•	awareness of our brand and our reputation;

•

our ability to comply with existing and future regulatory developments in the markets in which we currently and may in the future operate, including in connection with any audits, inspections or investigations from the responsible regulatory authorities in such jurisdictions;

•

changes in our effective tax rate or our ability to comply with applicable tax laws in the markets in which we currently and may in the future operate, including in connection with any audits, examinations, or investigations from the responsible tax authorities in such jurisdictions;

•	our ability to introduce new and existing products and services in new jurisdictions, including obtaining new and maintaining existing licenses; and

•	general economic conditions and geopolitical forces, both domestically and abroad, as well as economic conditions specifically affecting industries in which our customers participate.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our operating results to vary significantly. Furthermore, these factors may be exacerbated, or new factors that affect our operating results may arise, as a result of our growth and expansion. As we continue to grow and expand, our business may become increasingly complex, require more operational resources and otherwise result in operating difficulties in managing our business across numerous jurisdictions. We may not successfully accomplish our growth objectives, which makes it difficult for us, investors and analysts to definitively forecast our future operating results. If our operating results fall below any guidance we release with respect to our projected financial performance or the expectations of investors and securities analysts who follow our company, the price of our Class A ordinary shares could decline substantially, and we could face costly shareholder activism and lawsuits, including securities class action suits.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Our estimates of market opportunity and forecasts of market growth are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including due to the risks described in these risk factors. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable customers or companies covered by our market opportunity estimates will use our products or services or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our products and services, as well as offerings from our competitors. Even if the market in which we compete meets our size estimates and growth forecasts, our business could fail to grow at similar rates, if at all because our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

We are exposed to risk relating to our use of artificial intelligence and machine learning systems and we may face challenges in properly managing their use, which could result in legal liability, financial loss or reputational harm.

The use of evolving technologies, such as AI or machine learning (“ML”), in our operations and those of our partners and third-party service providers, presents new risks and challenges that could negatively impact our business. For example, the use of certain AI/ML technologies can give rise to privacy and data security risks related to both the inputs and outputs, as well as risks relating to the integrity and quality of customer experiences. Several jurisdictions have proposed, enacted, or are considering, laws governing the development and use of AI/ML, such as the European Union’s AI Act. Further, several jurisdictions have proposed, enacted, or are considering privacy laws that extend rights to individuals and/or regulate the use of automated decision making tools (for example the GDPR’s provisions on automated individual decision-making under Article 22).

We have invested in AI/ML across the last decade, including in fighting financial crime, currency flow prediction and risk management, and we currently process large volumes of documents with AI-driven technology. We have also launched large language model copilots across our teams, including Financial Crime and Customer Support teams. These use cases may attract regulatory scrutiny under the EU AI Act and equivalent frameworks that apply to our use of AI/ML. Legal obligations affect our use of AI/ML, and any failure, or perceived failure, to meet those obligations could result in additional compliance costs to remediate, regulatory investigations and actions (including potential fines for non-compliance), reputational damage, and lawsuits. Compliance with new and emerging laws, regulations and industry standards relating to AI, in the EU and internationally, may impose significant operational costs and limit or restrict our ability to develop, deploy, or use existing or future AI technologies. Additionally, sensitive information of Wise or our customers could be leaked, disclosed or revealed as a result of or in connection with our employees’, personnel’s or vendors’ use of AI technologies. Further, due to inaccuracies or flaws in the inputs, outputs, or logic of the AI/ML, the underlying models and the content they generate could be biased, inaccurate, offensive, or otherwise harmful.

In addition, our use of AI and ML models in critical functions such as financial crime detection, transaction monitoring and currency flow prediction exposes us to model risk. If these models contain errors, reflect biased data or fail to adapt to new patterns—including novel forms of fraud or changes in customer behavior—they could produce inaccurate outputs, resulting in either undetected illicit activity or the inappropriate blocking of legitimate customer transactions. Any such failure could lead to regulatory action, financial losses, customer harm and reputational damage.

The use of certain AI/ML technologies can also give rise to intellectual property risks, including risks to the creation and preservation of intellectual property rights and risks related to intellectual property infringement. In particular, third party generative AI systems that we use may have been trained on datasets incorporating copyrighted or otherwise protected material, and their outputs could infringe the intellectual property rights of third parties, potentially exposing us to claims or liability (that may not be fully recoverable under the relevant contracts with such third-party providers). Our publication of AI-generated content, including in marketing materials, could heighten this exposure. Additionally, if proprietary information or trade secrets of Wise or our customers are input into third-party AI tools by our personnel or vendors, such disclosure could compromise the confidentiality necessary to maintain trade secret protection under applicable law and diminish the value of our intellectual property.

Further, bad actors may use sophisticated methods to engage in illegal activities involving the theft and misuse of sensitive data. Additionally, bad actors could manipulate or misuse AI/ML tools we may offer. Any of these impacts could damage our reputation, result in manipulation or the loss of valuable information, breach applicable laws and regulations, and harm our business, financial condition and operating results.

Existing and any future indebtedness could adversely affect our ability to operate our business.

We have historically maintained credit facilities and other financing arrangements to provide a source of liquidity for our business and may introduce additional sources of indebtedness in the future for liquidity or other funding purposes. In particular, these sources of liquidity allow us to speed up the processing of payments by pre-funding payout accounts and to provide timely access to customer funds while complying with regulatory requirements. For example, in November 2025, we established a £2 billion ($2.6 billion at issuance date) Euro medium-term note program (the “EMTN Program”), under which we issued £250.0 million ($329.0 million at issuance date) aggregate principal amount of pound sterling-denominated unsecured notes due 2030. We also have a £330.0 million ($437.1 million as of March 31, 2026) multicurrency Revolving Credit Facility with a syndicate of banks entered into on December 12, 2024 for a period of three years, with the potential for two one-year extensions. In addition, our subsidiary that is an authorized electronic money institution in the United Kingdom is subject to requirements to safeguard “relevant funds” which we satisfy in part through comparable guarantees from investment grade issuers. All such arrangements include certain operating and financial covenants, and our ability to meet such covenants can be affected by events beyond our control or we may otherwise not be able to continue to meet those covenants. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Our current and future indebtedness, together with our other financial obligations and contractual commitments, could have significant adverse consequences on our business, including:

•

requiring us to dedicate a portion of our cash resources to the payment of interest and principal, reducing money available to fund working capital, capital expenditures, potential acquisitions, international expansion, new product development, marketing and other general corporate purposes;

•	increasing our vulnerability to adverse changes in general economic, industry and market conditions, including changes in interest rates and credit risk appetites;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

We intend to satisfy our current and future debt service obligations with cash received from our operations. However, we may not have sufficient funds, and may be unable to arrange for additional financing, to repay the amounts due under the Revolving Credit Facility, EMTN Program or any other debt instruments. Failure to make payments or comply with other covenants under our debt instruments could result in an event of default and acceleration of amounts due.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.

We are exposed to fluctuations in foreign currency exchange rates for international transfers on our platform. On most transfers, we offer our customers a guaranteed mid-market exchange rate, which is the midpoint between the price the market is willing to pay for a currency and the price at which the market is willing to sell a currency. This rate is offered as guaranteed for a limited period of time to allow the customer time to fund their transfer. If foreign exchange rates change between the time a transfer is booked (at which time the exchange rate is set) and when the recipient is paid out, or if the customer does not fund the transfer, we may suffer a loss on that transaction. Also, by allowing our customers to use our products and services when markets are closed, including on weekends, we are exposed to exchange rate fluctuations during periods when it is not possible to offset foreign currency exposures through financial instruments. For the financial year ended March 31, 2026 and financial year ended March 31, 2025, our largest currencies by cross-border volume were U.S. dollar, British pound sterling and Euro. This risk of exchange rate movement is most acute during periods of large short-term fluctuations in foreign exchange rates.

We also face risks associated with schemes seeking to exploit exchange rate volatility, for example by using sophisticated algorithms and bots. There is no guarantee that our internal control mechanisms will be able to effectively identify and thwart any such exploitation in the future, which could result in needing to expend significant resources in an attempt to recover losses, inhibit our ability to lower our prices or harm our profitability.

We are exposed to foreign exchange risk on certain customer balances where related liabilities to customers are not identically matched by holding equivalent funds in the same currency, including where regulatory requirements or operational constraints limit our ability to hold certain currencies. If we cannot fully hedge these positions that are not matched in currency type and exchange rates move materially or for a sustained period, our financial results could be significantly adversely affected.

We enter into derivative financial and other instruments to seek to mitigate any adverse effect of currency-related fluctuations on our business, financial condition and operating results, but there can be no assurance that such arrangements will fully eliminate the potentially materially adverse effects of such fluctuations, nor that appropriate financial instruments will be available in all market conditions. While we have adopted measures to monitor and manage the impact of foreign exchange risk, such measures may not be effective at adequately protecting against fluctuations in currency exchange rates, which could cause our operating results to be adversely affected.

Risks Related to Regulatory Compliance and Governmental Matters

Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation.

Our business is subject to complex and changing laws, rules, regulations, policies and legal interpretations in the markets in which we offer our products and services, including, but not limited to, those governing: payment services (including payment processing and settlement services), banking, deposit taking, cross-border and domestic money transmission, prepaid access, foreign currency exchange, AI, privacy, data protection, data governance, cybersecurity, taxation, banking secrecy, digital currencies and payments, fraud detection, consumer protection, antitrust and competition, economic and trade sanctions, anti-money laundering and counter-terrorist financing.

Regulators and legislators globally have been establishing, evolving, and increasing their regulatory authority, oversight and enforcement over financial services in a manner that impacts our business. As we introduce new products and services and expand into new markets, we expect to become subject to additional regulations, restrictions and licensing requirements. As we expand and localize our activities, we expect that our obligations in the markets in which we operate will continue to increase. In addition, because we provide products and services to customers worldwide, one or more jurisdictions may claim that we or our customers are required to comply with their laws, which may impose different, more specific or conflicting obligations on us, as well as broader liability. In delivering our strategy, we regularly evaluate our portfolio of licenses and regulatory approvals held in different jurisdictions in which we operate, including in major jurisdictions such as the United States and the United Kingdom, as well as other jurisdictions to which we may expand our operations. As part of that portfolio review, we may, from time to time, evaluate whether applying for additional licenses or approvals, or operationalizing or retaining those licenses, may be beneficial for the business. These additional licenses and approvals may subject us to additional rules and regulations, including capital requirements, and regulatory oversight. See “Item 4. Information on the Company—B. Business Overview—Government Regulation” for additional information on certain applications in process or under evaluation.

Any failure or perceived failure to comply with applicable laws, regulations or orders of any government authority (including changes to or expansion of their interpretation), in particular in relation to anti-money laundering, economic and trade sanctions, fraud detection and taxation, has in the past and may in the future result in regulatory and legal consequences. These may include significant fines, penalties, monetary damages, public censure, injunctive relief, criminal and civil lawsuits, forfeiture of significant assets and enforcement actions in one or more jurisdictions; result in additional compliance and licensing requirements; cause us to lose existing licenses or prevent or delay us from obtaining additional licenses that may be required for our business; increase regulatory scrutiny of our business; divert management’s time and attention from our business; restrict or prohibit our operations; lead to increased friction for customers; force us to make changes to our business practices, products or operations; require us to engage in remediation activities; or delay planned transactions, product launches or improvements. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brand and business and adversely affect our operating results and financial condition. The complexity of regulatory and enforcement regimes in the jurisdictions in which we operate, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a material number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. While we have implemented policies, procedures and controls designed to help ensure compliance with applicable laws and regulations, there can be no assurance that our employees, contractors and agents will not inadvertently or otherwise violate such laws and regulations.

If there is a conflict between the regulations to which we are bound (including conflict between regulatory requirements and applicable tax laws) and our operations, we may need to restructure our intercompany and third-party transactions to be in compliance with applicable regulations and any such restructurings could have adverse tax implications. Furthermore, it may not be possible to be in compliance with applicable laws and regulations to which we are subject if such laws and regulations pose conflicting and incompatible requirements on our business. Noncompliance with applicable regulations could harm our business, require the payment of significant fees or fines, subject our operations to additional tax liabilities, or prevent us from operating in the markets in which we currently or may in the future operate. Furthermore, any tax, fee or other requirement or restriction exclusively on money movement or money management services could put us at a competitive disadvantage to other means of payment or money management which are not subject to the same taxes, fees, requirements or restrictions. Such initiatives may increase our or our customers’ costs and have a material adverse impact on our business, financial condition and operating results. Finally, our business could be harmed if a government in a jurisdiction in which we operate were to levy taxes on money movement.

Further, governmental agencies worldwide have imposed, and may impose new or additional rules on financial services affecting us; our third-party providers, including our payment processing and banking partners; or commercial counterparties, including regulations that:

•	prohibit, restrict and/or impose taxes or fees on payment transactions in, to or from certain countries or with certain governments, individuals and entities;

•	impose new requirements, change requirements or re-interpret existing requirements regarding the acquisition of local currency for disbursement to recipients;

•	impose additional customer identification or due diligence requirements, including requirements to verify the professional, immigration or other status of customers;

•	impose additional third-party provider due diligence and vendor management requirements;

•	impose additional disclosures, reporting or recordkeeping requirements, or additional enhanced transaction monitoring;

•

limit the types of entities capable of providing cross-border payment services, impose additional licensing or registration requirements on us, or our third-party providers, or impose additional requirements on us with regard to selection or oversight of our third-party providers;

•	impose or increase minimum capital or other financial requirements on us or our third-party providers;

•	limit or restrict the revenue which may be generated from money movement, including transaction fees and revenue derived from foreign exchange or investment services;

•	require we provide additional, jurisdiction-specific consumer protection rights to our customers across multiple jurisdictions;

•	require the principal amount of money originated in a country to be held or invested in that country or held in a trust until the relevant governmental agencies are paid;

•

limit the number or principal amount of payments that may be sent to or from a jurisdiction, or the amount of certain currencies that may be held within a jurisdiction, whether by an individual, through one third-party provider, or in aggregate;

•

impose more stringent information technology, AI, cybersecurity, privacy and operational security requirements on us or our third-party providers and their service providers, including relating to data transfers and the use of cloud infrastructure; and

•	impose additional risk management and related governance and oversight requirements, including relating to the outsourcing of services to other group companies or to third parties.

In addition, changes in regulatory expectations, interpretations or practices could increase the risk of regulatory enforcement actions, fines and penalties. If the regulatory bodies that oversee our operations adopt, or if customer advocacy groups are able to generate widespread support for, positions that are detrimental to our business, then our business, financial condition, operating results and prospects could be harmed.

On June 16, 2025, we applied to the Office of the Comptroller of the Currency (the “OCC”) for a national bank charter to establish Wise National Trust (“WNT”) in the United States. If our trust application is not granted, our ability to scale our U.S. operations efficiently may be impacted. We may also continue to face operational and cost inefficiencies due to dependence on third-party banks and a competitive disadvantage against those with national trust bank charters or similar bank authorizations who could offer faster and cheaper settlement of transfers involving U.S. dollars.

If our trust application is granted, operating a national trust bank would introduce a higher level of scrutiny and operational complexity than our current U.S. money transmitter licenses (“MTLs”). We would be subject to a higher degree of federal oversight and compliance failure could result in severe enforcement actions. In acting as a fiduciary for customer funds, WNT will also be responsible for the investment and management of those assets. If the investments perform poorly or are mismanaged, WNT could be exposed to liability. Any of these factors may adversely affect our business, operating results and prospects.

If we, or the financial institutions that we work with, fail to comply with the regulatory license conditions in a given market, our operations would be adversely affected.

The provision of money movement, payment, stored value/e-money and other financial services is highly regulated, and the requirements vary from jurisdiction to jurisdiction. We obtain and maintain licenses issued by governmental authorities that, in some cases, including in the United States, permit us to operate without holding a bank charter. Obtaining and maintaining a banking license or bank charter, including in the United States, would subject us to additional and different regulatory requirements that may be above and beyond what is required by our current licensing portfolio. These may include capital and liquidity standards, as well as additional reporting and disclosure obligations.

Nevertheless, as an entity licensed to provide these services, we are subject to extensive financial, operational and other regulatory requirements that we must comply with to maintain our licenses and conduct business. These may include: net worth requirements; restrictions or obligations with respect to customer funds, including requirements to maintain insurance or reserves in an amount equivalent to outstanding payment obligations and limitations on our investment of customer funds; bonding requirements; liquidity requirements; limitations on the amount and type of receivables we may be owed by our affiliates or third parties; requirements for regulatory approval of controlling shareholders; reporting requirements; anti-money laundering and countering the finance of terrorism compliance requirements; privacy and cybersecurity requirements; customer disclosure requirements; and monitoring, examination and oversight by regulatory agencies in the jurisdictions in which we operate.

As part of our licenses or authorizations, we are required to comply with a significant number of requirements. We cannot guarantee that our controls, policies and procedures will fully prevent failures to comply with specific requirements. We also provide services into and from jurisdictions in which we are not expressly required to be licensed or authorized, in reliance on exemptions or our understanding of the applicable authorization regime.

Some of the jurisdictions where we operate, like the United Kingdom, require us to comply with certain regulatory capital and liquidity requirements. If the capital requirements to which we are subject increase, or if new jurisdictions impose capital requirements on us, we may need to reallocate a portion of our cash or similar resources, raise additional capital, either through external financing sources or by raising prices, in order to support these requirements and maintain our licenses.

We may also be required to comply with local governance and oversight requirements. If boards of directors of our entities, accountable individuals or control frameworks are insufficient, or if group policies and arrangements are inadequate, inconsistently implemented or not tailored to local requirements, we could face compliance failures, inaccurate or late regulatory reporting or breaches of contractual obligations, which create additional complexity for our business. The risk that we may exercise inadequate governance and oversight may be further exacerbated by our global corporate structure and group-wide arrangements. These issues could result in regulatory sanctions or license restrictions, loss of relationships with banks and other partners, increased costs, and other material harm to our business, financial condition and results of operations.

In certain jurisdictions we are required to comply with safeguarding requirements to protect customer funds received in connection with the provision of our services. Regulatory scrutiny of safeguarding has steadily intensified in recent years, and new requirements may require us to undergo additional independent or regulatory audits. In addition, regulators may, from time to time, conduct inspections or examinations, thematic reviews or other assessments of our compliance with safeguarding requirements. Any failure by us to comply with safeguarding obligations could result in reputational harm, monetary penalties and other sanctions or impact our ability to do business in certain jurisdictions.

We are also subject to laws and regulations which prohibit us from transmitting money to specified countries or to or on behalf of prohibited individuals, including, but not limited to, the laws and regulations enforced by OFAC in the United States, H.M. Treasury’s Office of Financial Sanctions Implementation (“OFSI”) in the United Kingdom, regulations enacted by the European Union and the United Nations Security Council. Geopolitical events may result in new or expanded embargoes or sanctions, which would significantly limit or adversely impact our ability to continue operations in that country and may increase operating costs. If any sanctions or similar restrictions are imposed on the third parties that we work with, this would restrict our ability to work with them in the future.

Certain countries may require us to engage with designated banks or other financial counterparties or may introduce other legislation, such as exchange controls, which decreases the volume of our business.

The jurisdictions in which we operate may also introduce reforms or amend regulations that could lead to increased costs to us or our customers, limit the currencies which we offer or impose actions that could affect currency liquidity. We may not be able to comply with or anticipate these new or additional requirements and may need to change our operations significantly or incur increased costs to comply.

Regulators around the world increasingly take note of each other’s approaches to regulating the payments and financial services industry. Consequently, new laws or regulations in one jurisdiction may be replicated in others, therefore affecting our business across multiple jurisdictions or product or service offerings. Implementing such changes across jurisdictions may require significant work and resources.

In addition to relying on our own licenses and approvals, we partner with and/or depend upon financial institutions to provide our products. First, we depend on financial institutions in the execution of funds transfers, foreign currency transactions, and in connection with our Wise Assets and payment card products. Those financial institutions are subject to a wide range of strict regulatory requirements, similar to, but in some cases, above and beyond those applicable to our business. Any changes to existing regulations, internal risk appetites or regulatory expectations impacting such financial institutions could in turn have an impact on us. For example, any restrictions placed on those institutions’ businesses may affect their ability to partner with Wise or to offer the services that Wise depends on, both of which would have an adverse impact on our ability to offer services to our own customers. These financial institutions could also decide to restrict or stop providing the services on which we depend, potentially requiring us to transition to another provider, increase our costs or restrict or terminate certain products or services.

Second, we have relationships with financial institutions, including banks and non-banks, in connection with Wise Platform, our global payment infrastructure for banks, financial institutions and enterprises. We offer products and services to these institutional partners or their customers, including through application programming interfaces (“API”). These services include allowing the institutional partners to send and receive payments on behalf of their customers or embedding Wise services into their platform via Wise’s API. These institutional partners may also be subject to similar or the same regulatory regimes as Wise. Any changes to existing laws and regulations, or any instances of material non-compliance by our Wise Platform partners, may affect their ability to offer their own services and thus to partner with Wise. Loss of these partner relationships could adversely impact revenue generated from the services delivered through Wise Platform.

If we, or the financial institutions that we work with, are unable to conduct our business in compliance with the licenses, laws, regulations and standards to which we are subject, or if we are not able to remain compliant as they change, or if changes negatively impact our businesses, we may decide to or could be forced to leave certain markets, stop offering certain products or services to our customers or be subject to increased costs or fines.

Our ability to offer our services and to offer competitive fees may be reduced or limited because of regulatory initiatives and changes in laws and regulations or their interpretation and industry practices and standards.

The evolving policy and regulatory environment, including increased fees or taxes, regulatory initiatives and changes in laws and regulations or their interpretation, industry practices and standards imposed by governments and changes in expectations regarding our products and compliance efforts may impact the manner in which we operate our business, may change the competitive landscape and may adversely affect our financial results. Recently proposed and enacted legislation related to financial services providers and consumer protection in various jurisdictions around the world has subjected and may continue to subject us to additional regulatory oversight, mandate additional consumer disclosures and remedies, including refunds to consumers, or may otherwise impact the manner in which we provide our services.

In particular, the U.S. Consumer Financial Protection Bureau (“CFPB”) has authority over Regulation E, which implements the Electronic Fund Transfer Act and, among other things, consumer protection requirements under the Remittance Transfer Rule. The CFPB could modify the Remittance Transfer Rule or issue administrative guidance that may impose limitations on remittance providers, such as the type of fees charged by remittance companies, how remittances are advertised to consumers, how the exchange rate is applied to transactions by these companies. Such changes may require us to assume fees and charges by third-party providers that are outside of our control.

In addition, the CFPB administers other regulations governing consumer financial services and may adopt new regulations, including regulations defining unfair, deceptive or abusive acts or practices and new model disclosures. The CFPB’s authority to change the interpretation of regulations, or to rescind or alter past regulatory guidance, could force us to make changes to our products or business operations, which may lead to an increase in our compliance costs and litigation exposure, and thus our ability to offer our products at competitive prices. These regulations, changes to these regulations, and other potential changes under CFPB regulations could harm our business, financial condition, operating results and prospects and could force us to change the way we operate our business.

These risks are heightened for companies, like Wise, that have previously been the subject of enforcement action by the CFPB. Although Wise’s January 2025 Consent Order was amended in May 2025 to significantly reduce the penalty, Wise may face increased CFPB or other regulatory scrutiny for compliance with these laws and CFPB regulations.

Governmental authorities could also regulate foreign exchange rates, implement capital controls or tax foreign exchange purchases in countries in which we do business, and this could harm our business. Similarly, if governments implement new laws or regulations that limit our right to set fees, then our business, financial condition, operating results and prospects could be adversely affected.

The greater level of regulatory scrutiny and compliance demand in the financial sector increases the risk of regulatory action against us or our financial institutional partners, whether formal or informal.

Regulators across the world subject financial institutions, including Wise, to intense review, supervision and scrutiny and have authority to commence investigations and take enforcement action. Regulators regularly review our operations, and there can be no guarantee that all regulators will agree with our internal assessments of compliance with applicable laws, regulations or regulatory policies.

We are subject to examination by financial industry regulators, such as the U.K. Financial Conduct Authority (the “FCA”), the National Bank of Belgium (EU), the Australian Securities and Investments Commission and the Australian Prudential Regulation Authority (Australia), U.S. state regulators, and CFPB (U.S.). We are, and have been, engaged in discussions with regulators regarding the adequacy of our financial crime systems and controls, including in the areas of customer due diligence, transaction monitoring and reporting, customer onboarding and the oversight of outsourced functions. These regulators have the authority to examine and supervise us, and may take formal or informal actions against us that force us to adopt new compliance programs or policies, remove personnel including senior executives, provide remediation or refunds to customers or undertake other changes to our products or business operations. Any gaps or perceived weaknesses in our compliance management system may also subject us to penalties or other enforcement action by regulatory authorities. For example, in July 2025, Wise US Inc. paid a $4.2 million administrative penalty and entered into a settlement with six U.S. state regulators to resolve concerns identified in a routine exam of operations from July 2022 to September 2023 related to compliance with AML/CTF obligations. In connection with the settlement, Wise made enhancements to its AML/CTF compliance program.

Many of the jurisdictions in which we operate have implemented or are in the process of implementing reporting, record-keeping or information-sharing obligations to improve tax compliance. In addition, as a result of the U.S. Foreign Account Tax Compliance Act and Organization for Economic Co-operation and Development (“OECD”) Common Reporting Standard regulations, most countries that we operate in have introduced information-sharing obligations that are either currently applicable or may become applicable in the future to us or our partners. Any failure by us to comply with these or any similar obligations could result in substantial monetary penalties and other sanctions and impact our ability to do business in certain jurisdictions.

If we fail to manage our legal and regulatory risk in the many jurisdictions in which we operate, our business could suffer, our reputation could be harmed, and we could be subject to additional legal and regulatory risks. This could, in turn, increase the size and number of claims and damages asserted against us and/or subject us to regulatory investigations, enforcement actions or other proceedings, or lead to increased regulatory concerns. We may also be required to spend additional time and resources on remedial measures and conducting inquiries beyond those which may already be initiated and ongoing, which could have an adverse effect on our business. Similarly, a failure to comply with the applicable regulations in various jurisdictions by our employees, representatives and third-party service providers either in or outside the course of their services, or suspected or perceived failures by them, may result in further inquiries, investigations or regulatory or enforcement action by government authorities against us, our employees, representatives and third-party service providers.

While we have implemented policies and procedures designed to help ensure compliance with applicable laws and regulations, there are a number of risks that cannot be completely eliminated or controlled, particularly given our international presence. Regulators and enforcement authorities in every jurisdiction in which we operate have the power to restrict our operations or bring administrative or judicial proceedings against us (or our employees, representatives and third-party service providers), which could result, among other things, in suspension or revocation of one or more of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our business, financial condition, operating results, reputation and prospects. Expansion into additional jurisdictions also increases the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. We, or our employees, may from time to time, and as is common in the financial services industry, be the subject of inquiries, examinations or investigations that could lead to proceedings against us or our employees.

We are subject to economic sanctions laws and regulations. We could face liability and other serious consequences for violations that could harm our business.

We are subject to various economic and trade sanctions regulations administered by the OFSI in the United Kingdom, the U.S. Treasury Department’s Office of Foreign Assets Control, regulations enacted by the European Union, and other governmental authorities in the countries in which we conduct business. These regulations prohibit the provision of certain services to, and engagement in transactions and business with, countries, governments and persons targeted by sanctions. In some cases, we may be required to block or freeze assets associated with certain designated individuals, entities, and other persons, and file reports with applicable governmental authorities.

We have developed and we maintain compliance policies, procedures, systems, and controls to comply with applicable sanctions regulations, including providing regular training to relevant staff and utilizing our proprietary software to screen each customer and each transaction. Despite this, there is no certainty that all of our employees, agents, contractors or partners, or those of our affiliates, will comply with all applicable sanctions laws and regulations. In addition, we may have inadvertently engaged in transactions or dealings with certain customers in violation of applicable sanctions laws. As a result, we have submitted and from time to time may continue to submit disclosures regarding compliance with sanctions laws and regulations with applicable government authorities. For example, in 2022, we submitted a voluntary disclosure to OFSI regarding a potential breach of U.K. sanctions regulations relating to a cash withdrawal made from a business account held by a company owned or controlled by an OFSI-designated person. In response, on August 31, 2023, OFSI issued a report regarding this matter and did not impose any monetary penalties on the Company.

Violations of sanctions laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees and implementation of mandated compliance reviews. Any such violations could include prohibitions on our ability to offer our services in one or more jurisdictions and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

Our (or the third parties with whom we work) actual or perceived failure to comply with data privacy and security obligations could expose us to regulatory investigations or actions, litigation, fines and penalties or other financial liabilities, or otherwise adversely affect our ability to conduct our business.

In the ordinary course of business, we process personal information and other sensitive information, including proprietary and confidential business data, trade secrets, source code, intellectual property, sensitive employee data, third-party data and customer data (including proprietary and confidential information of our employees, customers and our customers’ customers, such as their confidential business data and intellectual property). Our data processing activities subject us to numerous laws, rules, regulations, guidance, external and internal privacy and security policies, contractual requirements, industry standards and other obligations related to privacy and data security, including in the United Kingdom and European Union, where we have material operations, and other jurisdictions around the world.

European countries have imposed strict laws, regulations, directives and requirements for processing personal data, such as the European Union’s General Data Protection Regulation (“EU GDPR”), the United

Kingdom’s General Data Protection Regulation (“U.K. GDPR”) (collectively, “GDPR”), the United Kingdom’s Data Protection Act 2018 and the Privacy and Electronic Communications Directive 2002/58/EC (“ePrivacy Directive”) which is implemented in the United Kingdom through the Privacy and Electronic Communications (EC Directive) Regulations 2003 (“PECR”). For example, GDPR requires companies to offer individuals certain rights over their personal data (such as the right to access personal data, right to correct personal data and the right to be forgotten), imposes strict data breach notification requirements, requires companies to appoint data protection officers and imposes additional recordkeeping obligations, in addition to other requirements. Penalties under these laws and other related laws can be severe. In particular, under GDPR we may face temporary or definitive bans on data processing and other corrective actions that could materially and adversely impact our operations and ability to do business; fines of up to 17.5 million pounds sterling or 20 million euros (under the U.K. GDPR and the EU GDPR, respectively) or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by individual data subjects or groups of data subjects or consumer protection organizations authorized at law to represent their interests. Recent amendments to PECR via the Data (Use and Access) Act 2025 (“DUAA”) have also increased the maximum fines for breaches of PECR in the U.K. to align with U.K. GDPR and EU GDPR levels. Developments and changes in privacy and data security laws in the European Union and the United Kingdom, including to GDPR, ePrivacy Directive, PECR, the DUAA and other U.K. or EU privacy and data security laws (such as the European Union’s Data Services Act which regulates general management and use of data), may materially affect our business given the scale of our operations, particularly because of the number of customers we serve and number of employees we have in these jurisdictions.

Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. For example, some of our data processing practices may in the future be subject to challenges or lawsuits under data privacy and communications laws in connection with sharing consumer information with third parties through various methods, including session replay providers or via third-party marketing pixels. These practices may be subject to increased challenges by plaintiffs, including in class actions. Our inability or failure to obtain the necessary consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

In the ordinary course of business, we transfer personal data from the European Union, the United Kingdom, and other jurisdictions to the United States or other countries. The European Union, the United Kingdom and other jurisdictions have enacted laws heavily conditioning or limiting the transfer of personal data to other countries. In particular, the European Union and the United Kingdom have restricted the transfer of personal data to the United States and other countries which have not yet been provided an adequacy decision by the relevant authorities in the United Kingdom or European Union. We are subject to data localization requirements under payment services regulations in jurisdictions in which we operate such as India, Indonesia and the UAE. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. We may be unable to transfer personal data from the European Union, the United Kingdom and other jurisdictions to different countries due to data localization laws, regulations, requirements or limitations on cross-border data flows. Although there are various mechanisms that may be used in some cases to lawfully transfer personal data from the United Kingdom, European Union and other jurisdictions to the different countries, such as standard contractual clauses and data agreements, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data.

A prohibition or material limitation on our ability to transfer personal data to other countries could materially and adversely impact our business operations, including the interruption or degradation of our operations, the need to reorganize part of or all of our business operations related to our processing activities, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors, and other third parties, and injunctions against our processing or transfer of personal data necessary to operate our business. Furthermore, companies that transfer personal data out of the European Union and the United Kingdom to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some EU regulators have ordered certain companies to suspend or permanently cease certain transfers out of the European Union for allegedly violating the GDPR’s cross-border data transfer limitations.

Additionally, the U.S. Department of Justice places additional restrictions on certain data transactions involving specified countries (e.g., China, Russia, Iran) and covered individuals (i.e., individuals and entities located in or controlled by individuals or entities located in those jurisdictions) that may impact certain business activities such as third-party relationships, sale or sharing of data and employment of certain individuals. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours with a global presence and that handle large amounts of personal data, including sensitive data, and could impact our ability to engage in transactions or agreements with certain third parties in the future.

In the United States, federal, state and local governments have enacted numerous privacy and data security laws, including consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), data breach notification laws, personal data privacy laws, and other similar laws (e.g., wiretapping laws). Additionally, certain sector-specific regulations, including regarding the financial industry, require additional privacy and security-related obligations. For example, the Gramm Leach Bliley Act (“GLBA”) and Regulation S-P, as amended, imposes specific requirements relating to the privacy and security of certain “nonpublic personal information” processed by covered financial institutions. The Federal Trade Commission and other state and federal agencies have also been increasing their scrutiny of the ways in which companies use and share personal data for marketing and analytics. Laws, regulations, and standards covering marketing and advertising activities conducted by telephone, email, mobile devices and the internet, including the Telephone Consumer Protection Act (“TCPA”) and the Controlling the Assault of Non-Solicited Pornography and Marketing Act (“CAN-SPAM Act”), may impact our business activities. The TCPA places certain restrictions on making outbound calls, faxes and text messages to consumers, while the CAN-SPAM Act imposes penalties for the transmission of commercial emails that do not comply with certain requirements, such as providing an opt-out mechanism for stopping future emails from the sender.

Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses processing personal data, including providing specific disclosures and affording residents or other individuals with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments or opting into the use of sensitive information. For example, the California Consumer Privacy Act (“CCPA”) requires, among other things, businesses to provide specific privacy disclosures and honor requests of applicable individuals to exercise certain privacy rights. The CCPA provides for administrative fines of up to $7,988 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Certain U.S. states have also enacted statutes banning or restricting the collection of biometric information. For example, the Illinois Biometric Information Privacy Act (“BIPA”) and Texas’ Capture Or Use Of Biometric Identifier Act, regulate the collection, use, safeguarding, and storage of biometric information, and provide for substantial penalties and statutory damages, with BIPA also creating a privacy right of action for violations. Since its enactment, BIPA has generated significant class action activity. The diverse approach taken across different U.S. state privacy laws to the relevant entity and/or data exemptions may further complicate compliance efforts and could increase legal risk and compliance costs for us, the third parties with whom we work, and our customers. Additional laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future.

In addition to the privacy laws of the European Union, United Kingdom and the United States, we are or may in the future become subject to various privacy laws in the other jurisdictions where we operate globally. An increasing number of laws, regulations, and industry standards govern data privacy and security in these and other jurisdictions in which we operate, including, but not limited to, Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or “LGPD”) (Law No. 13,709/2018), Australia’s Privacy Act, and China’s Personal Information Protection Law (“PIPL”), impose requirements privacy, security and data transfer requirements related to the processing of personal data.

In addition to privacy and data security laws, we are contractually subject to industry standards adopted by industry groups, and we are, or may become, subject to such obligations in the future. For example, we are subject to the Payment Card Industry Data Security Standard (“PCI DSS”). The PCI DSS requires companies to adopt certain measures to ensure the security of cardholder information, including using and maintaining firewalls, adopting proper password protections for certain devices and software, and restricting data access. Noncompliance with PCI DSS could result in penalties ranging from $5,000 to $100,000 per month by credit card companies, restrictions on our ability to issue cards, litigation, damage to our reputation, and revenue losses. We also rely on vendors to process payment card data, who may be subject to PCI DSS, and our business may be negatively affected if third parties with whom we work are fined or suffer other consequences as a result of PCI DSS noncompliance. We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as GDPR and the CCPA, require our business customers or partners to impose specific contractual restrictions on their processors or service providers. Additionally, we publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, including to our customers and others regarding data privacy and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking transparency, deceptive, unfair or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to privacy and data security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our products or services, information technologies, systems and practices and to those of any third parties that process personal data on our behalf. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations.

Applicable privacy and data security obligations, including contractual obligations, may also require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals and customers, of security incidents or to take other actions, such as providing credit monitoring and identity theft protection services. Such notifications are costly, and the notifications or the failure to comply with such requirements could lead to adverse consequences.

Any failure or perceived failure by us or the third parties with whom we work to comply with applicable privacy or data security obligations could result in significant consequences for our business. For example, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class action claims and mass arbitration demands. Some of these claims could allow for the recovery of statutory damages on a per violation basis and, if viable, carry the potential for vast statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business or financial condition, including but not limited to: adverse publicity, loss of trust in us by our customers and partners, reputational harm, inability to process personal data or to operate in certain jurisdictions, expenditure of time and resources to defend any claim or inquiry and interruptions or stoppages in our business operations.

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act, the Foreign Corrupt Practices Act (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The U.K. Bribery Act, the FCPA and these other laws generally prohibit us, our employees, representatives, agents, and other intermediaries from authorizing, promising, offering or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the U.K. Bribery Act, we may also become liable for failing to prevent a person associated with us from committing a bribery offense. In addition, the FCPA requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls.

We operate or may in the future operate in jurisdictions that present a heightened risk of U.K. Bribery Act, FCPA and other anti-corruption law violations. We may engage third parties to market or sell our products or to help us obtain necessary permits, licenses, registrations, and other regulatory approvals in these jurisdictions. We can be held liable under anti-corruption laws for the corrupt or other illegal activities of our employees, agents, contractors, and other partners, even if we do not explicitly authorize or have actual knowledge of such activities. While we operate a risk-based anti-bribery and corruption framework, and therefore controls which we deem to be proportionate to our business activities, there may be significant counterparty- and geography-related risks given Wise’s operating model stemming from the conduct of third parties, variance in legal frameworks, and divergent business practices. Enforcement of these laws continues to intensify globally, and evolving regulatory expectations may increase our compliance burden. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. Any violation of anti-corruption laws and regulations may result in substantial civil and criminal fines and penalties for both natural persons and legal entities, resulting in imprisonment, the loss of licenses, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Risks Related to Our Intellectual Property

Any failure to obtain, maintain, protect or enforce our intellectual property and proprietary rights could impair our ability to protect our brand and technology.

Our success depends to a significant degree on our ability to obtain, maintain, protect and enforce our intellectual property rights across an increasing number of jurisdictions worldwide. We rely on a combination of trademarks, trade secrets, copyrights, service marks, registered domain names, contractual restrictions and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect and enforce our intellectual property rights may be inadequate. We will not be able to adequately protect our intellectual property rights if we are unable to enforce our rights or if we do not detect infringement, misappropriation or other unauthorized use of our intellectual property rights. In addition, defending our intellectual property rights might entail significant expense. Any trademarks or other intellectual property rights that we have or may obtain may under specific circumstances be challenged or circumvented by others or invalidated or held unenforceable through administrative process, including re-examination, inter partes review, interference and derivation proceedings, equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation.

These risks are heightened by our international operations. Our intellectual property rights in some countries outside the United States, the United Kingdom and the European Union can be less extensive than those in such jurisdictions. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of our major jurisdictions, and many companies have encountered significant challenges in establishing and enforcing their proprietary rights worldwide. Additionally, there may be changes in the laws and regulations of the jurisdictions within which we operate (or intend to operate) which make it more difficult to enforce our intellectual property or which grant third parties greater rights over our intellectual property. Accordingly, we may not be able to stop the infringement, misappropriation or other violation of our intellectual property rights, or choose not to seek protection, in certain countries.

The value of our intellectual property could diminish if others assert rights in our ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. Furthermore, third parties have and may assert intellectual property claims against us, and we may be subject to liability, required to enter into costly license agreements, or required to rebrand our products or prevented from selling our products if third parties successfully oppose or challenge our trademarks or successfully claim that we infringe, misappropriate or otherwise violate their trademarks or other intellectual property rights. As we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information will likely increase. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights.

We may also consider litigation to be necessary in the future to protect and enforce our intellectual property rights and to protect our trade secrets, which could be costly, time-consuming and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights have been and may in the future be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property rights. Our potential inability to protect our proprietary technology against unauthorized copying or use could delay the release of new products or technology capabilities, impair the functionality of our products and platform capabilities, result in our substituting inferior or more costly technologies into our products, or injure our reputation.

We are from time to time subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

We are, have been and may in the future be subject to intellectual property disputes. Our success as a business depends, in part, on our ability to develop and commercialize our offerings without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. Even though we have procedures in place to confirm availability of the chosen product names, we still may not be aware that our offerings are infringing, misappropriating or otherwise violating third-party intellectual property rights, and such third parties may bring claims against us, our business partners and our customers alleging such infringement, misappropriation or violation.

Companies in the technology industry are often required to defend against litigation claims based on allegations of infringement, misappropriation or other violations of intellectual property rights. We may not in all instances be able to successfully defend or ascertain all third-party rights implicated by our business. Any claims of intellectual property infringement, even those without merit, may be time-consuming and expensive to resolve, divert management’s attention, cause us to cease using or incorporating the challenged technology, expose us to other legal liabilities, such as indemnification obligations, or require us to enter into licensing agreements to obtain the right to use a third-party’s intellectual property. In addition, many companies have the capability or willingness to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. If we are found to infringe a third-party’s intellectual property rights and we cannot obtain a license or develop a non-infringing alternative, we would be forced to cease business activities.

Lastly, like any other business we are not protected from bogus, and disingenuous intellectual property infringement disputes filed by malicious actors such as patent trolls.

Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or operating results.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged proprietary information of their existing or former employers or claims asserting ownership of what we regard as our own intellectual property.

Although we try to ensure that our employees, consultants, advisors and other contractors and partners do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s existing or former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the creation or development of intellectual property on our behalf to execute agreements assigning such intellectual property to us, we may be unsuccessful in having all such employees and contractors execute such an agreement. The assignment of intellectual property may not be self-executing, or the assignment agreement may be breached and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. Any of the foregoing could have a material adverse effect on our business, financial condition and operating results.

We use third-party open-source software in our products, which could negatively affect our ability to sell our products or subject us to litigation or other actions.

We use, and expect to continue using, open source software in connection with our products and services. Some open source software licenses, which we may be subject to, require those who distribute open source software to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. Accordingly, we could inadvertently be subject to terms we did not intend to accept, or be alleged to have done so, in part because open source license terms are often ambiguous. Additionally, we could face claims from third parties seeking to enforce the terms of the applicable open source license. In such an event, we could be required to seek licenses from third parties to continue offering our products and services, to make our proprietary code generally available in source code form, to re-engineer our products and services, or to discontinue our products and services if re-engineering could not be accomplished on a timely basis, any of which could harm our business, financial condition, operating results and prospects. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide our products and services.

In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is limited legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or more competitive than ours. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect our business, financial condition, operating results, reputation and prospects.

Provisions in various agreements to which we are party potentially expose us to substantial liability for intellectual property infringement, data protection violations and other losses.

Our agreements with customers and other third parties sometimes include provisions under which we are liable or agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection violations, damages caused by us to property or persons or other liabilities relating to or arising from our platform, products, services or other contractual obligations. Some of these agreements provide for uncapped liability for which we would be responsible, and some provisions survive termination or expiration of the applicable agreement. Large liability payments could harm our business, operating results and financial condition. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them, and in case of an intellectual property infringement indemnification claim, we may be required to cease use of certain functions of our platform or product offerings as a result of any such claims. Any dispute with a third party with respect to such obligations could have adverse effects on our relationship with that third party and other existing and new third parties and harm our business.

Risks Related to Tax Matters

Evolving tax laws or interpretations of tax laws by tax authorities, including how they are applied to us and the local financial institutions that we work with, could adversely affect our business.

As a multinational organization operating in multiple jurisdictions we may be subject to increasingly complex tax laws and taxation in several jurisdictions, the application of which can be uncertain. The amount of taxes we are required to pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles and tax authority practice, including increased tax rates, new tax laws, in particular those that are implemented with limited notice, revised interpretations of existing tax laws (including new administrative guidance or executive action), or changes to enforcement practices and procedures, and potential disputes with tax authorities, which could have a material adverse effect on our business. The amount of taxes we pay in different jurisdictions depends on the application of the tax laws in those jurisdictions and includes complex rules and regulations that require significant judgment. Our effective tax rate and tax filings reflect the interpretation of such tax laws.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions or otherwise assert that we have failed to comply with applicable tax laws in the jurisdictions in which we currently or may in the future operate. For example, we have established processes and procedures intended to comply with tax laws that apply to us and the transactions that we handle, but we may inadvertently fail to comply with all applicable tax payment, reporting or compliance obligations as a result of the large volume of transactions that we handle and the multiple jurisdictions in which we operate. Further, tax authorities may challenge our VAT treatment or input VAT recovery methodology as we operate in the financial services sector, which often adds another layer of complexity and sensitivity to VAT application. Alternatively, tax authorities may challenge our related party transfer pricing policies, claim that our operations constitute a taxable presence in different jurisdictions, that various withholding requirements apply to us, or assert that benefits of tax treaties are not available to us.

If any tax authority were to be successful in challenging our tax positions, such as these, we may be liable for additional taxes plus penalties and interest, which may have a significant impact on our business, financial condition, operating results and prospects.

As a result, any adverse outcome of our current and future audits by tax authorities could result in unforeseen tax-related liabilities that differ from the amounts recorded in our financial statements, which may materially affect our financial results in the periods for which such determination is made. While we have established reserves based on assumptions and estimates that we believe are reasonable to cover such eventualities based on current knowledge, these reserves may prove to be insufficient.

In addition, we work with local financial institutions that are required to comply with applicable tax obligations in connection with transactions on our service. The failure by the local financial institutions that we work with to comply with such obligations could result in inquiries by tax authorities or other regulators, reputational damage, enforcement actions and additional reporting and withholding requirements.

The OECD introduced significant changes to the international tax law framework through the Pillar Two rules. These rules were established to create a 15% minimum tax rate for certain multinational enterprises. Many countries in which we operate have enacted, or are in the process of enacting, core elements of the Pillar Two rules, and further elements are expected to be enacted in future in these jurisdictions and elsewhere. While the Pillar Two rules have not given rise to a material increase in our effective tax rate, we may in future be subject to tax rate changes, higher effective tax rates, potential tax disputes and adverse impacts to our cash flows, tax liabilities, operating results, compliance costs and financial position.

The United States has enacted several significant changes to U.S. tax laws some of which may adversely affect us, for example, as our U.S. operations expand. Future guidance from the Internal Revenue Service (the “IRS”) and other tax authorities with respect to any legislation may affect us, and certain aspects of such legislation could be repealed or modified in future legislation or sunset in future years. The U.S. government may enact further changes to the taxation of business entities, which could include among others, an increase in the corporate income tax rate, the imposition of minimum taxes or surtaxes on certain types of income and significant changes to the taxation of income derived from international operations. We are unable to predict what changes to the tax laws of the United States and other jurisdictions may be proposed or enacted in the future or what effect such changes would have on our business. Any of these or similar developments or changes to tax laws or rulings (which changes may have retroactive application) could result in adverse impacts to our financial condition, operating results and prospects and a material change to the tax considerations described herein.

In summary, the multi-national nature of our business as well as complex, changing tax laws and the conclusion of tax audits and other challenges by tax authorities could increase our effective tax rate and cash outflows, adversely affecting our business and financial results.

If we were to qualify as a passive foreign investment company, it could result in adverse U.S. tax consequences to certain U.S. holders of our Class A ordinary shares.

A non-U.S. corporation will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock of such corporation.

We believe that Wise plc should not be classified as a PFIC for the taxable year ended March 31, 2026 or for any prior year during which shares of Wise plc stock have been admitted to trading on the London Stock Exchange and we do not expect Wise Group plc to be a PFIC for the taxable year ended March 31, 2026 or any other taxable year. However, no assurance can be given in this regard because the determination of PFIC status for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A ordinary shares could cause us to be or become classified as a PFIC for the current or future taxable years because the value of any assets for purposes of the asset test, including the value of any goodwill, may be determined by reference to the market price of our Class A ordinary shares. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the law applicable to determinations of PFIC status is complex, uncertain and subject to varying interpretation, and the IRS may not agree with the PFIC determinations that we make or have made and their application of the PFIC rules. Even if we determine that we are not (or were not) a PFIC for a particular tax year, the IRS is not bound by that determination and could take a different view. In light of the foregoing, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we are classified as a PFIC for any year during which a U.S. holder holds our Class A ordinary shares, we would typically continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds such shares. See “Item 10.E. Additional Information—Taxation—Certain Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” for a further discussion of the PFIC rules.

If we were to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, it would result in significant adverse U.S. tax consequences to us and certain holders of our Class A ordinary shares.

Wise Group plc is incorporated in Jersey and is intended to be solely a U.K. tax resident. However, the IRS may assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”). We do not believe that we should be treated as a U.S. corporation for U.S. federal income tax purposes. However, the relevant law is not entirely clear and is subject to detailed regulations, the application of which is uncertain in various respects, and whose interaction with general principles of U.S. tax law remains untested. A corporation generally is considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. If the IRS successfully challenged our status as a foreign corporation, significant adverse U.S. tax consequences would result for us and certain holders of our Class A ordinary shares. For example, we could be subject to substantial liability for U.S. income taxes, and the gross amount of any dividend payments to certain non-U.S. holders of our Class A ordinary shares could be subject to U.S. withholding taxes.

Risks Related to Being a Public Company in the United States

We incur increased costs as a result of operating as a public company in the United States, and management is required to continue devoting substantial time to compliance with public company responsibilities and corporate governance practices.

As a public company in the United States, we incur significant legal, accounting and other expenses that we did not previously incur as a public company solely listed in the United Kingdom. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies. While we have been publicly listed in the United Kingdom since July 2021, our management and other personnel have limited experience in managing a public company in the United States and are required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations increase certain legal and financial compliance costs and make some activities more time-consuming and costly, particularly where we engage with third parties to assist with these activities. We cannot precisely predict or estimate the amount of additional costs we may incur as a public company or the specific timing of such costs.

As a public company in the United States, we are obligated to maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the market price of our Class A ordinary shares.

As a publicly traded company in the United States, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the financial year that coincides with the filing of our second Annual Report on Form 20-F. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Following management’s assessment, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting in our Annual Reports required to be filed with the U.S. Securities and Exchange Commission (“SEC”).

Our current controls were designed for compliance with the requirements applicable to our listing in the United Kingdom, and these and any new controls that we develop may be deemed inadequate because of poor design, gaps in operating effectiveness or changes in conditions in our business. This includes the transition of our primary listing from the United Kingdom to the United States and increased complexity resulting from any international expansion. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could materially and adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise. Any failure to implement and maintain effective internal control over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports. If we are unable to certify the effectiveness of our internal controls, or if our internal controls have a material weakness, we may not detect errors in a timely manner, our consolidated financial statements could be misstated, and we could be subject to regulatory scrutiny and a loss of confidence by stakeholders, which could harm our business and adversely affect the market price of our Class A ordinary shares.

We have identified material weaknesses in our internal control over financial reporting. For a discussion of these material weaknesses and our remediation efforts, see “—In connection with our compliance with the Sarbanes-Oxley Act, we have identified deficiencies in our internal control over financial reporting that constitute material weaknesses” below and “Item 15. Controls and Procedures.” Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or operating results, and could result in a loss of investor confidence, a decline in the market price of our Class A ordinary shares, sanctions or investigations by the SEC or other regulatory authorities, and restrictions on our future access to the capital markets.

The growth and expansion of our business places a continuous, significant demand on our operational and financial resources. Further growth of our operations to support our customer base, product offerings, software, and internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes, such as system access and change. Our failure to improve our systems and processes, or their failure to operate in the intended manner, whether as a result of the growth of our business or otherwise, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. Moreover, the failure of our systems and processes could impact the effectiveness of our internal control over financial reporting and could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud.

In connection with our compliance with the Sarbanes-Oxley Act, we have identified deficiencies in our internal control over financial reporting that constitute material weaknesses. If we are unable to remediate these material weaknesses or if we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations, which may adversely affect our business and the market price of our Class A ordinary shares.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

As previously disclosed, we have identified material weaknesses in our internal control over financial reporting in connection with our evaluation of the effectiveness of our internal control over financial reporting as required under the Sarbanes-Oxley Act. This work of documenting our processes, risks and controls has identified that we have material weaknesses in internal control over financial reporting in the following areas:

•

We identified deficiencies within our transaction level business processes related to the identification of risks of material misstatement, effective design of key controls, the creation and retention of the evidence of control operation, the design of review controls, methods for confirming the accuracy and completeness of reports and information used in the performance of controls, and segregation of duties controls.

•

As a result of the complexity in our finance systems environment, we have identified deficiencies in the review and approval of manual journal entries and the flow of these journal entries into our core finance ledger.

•

We have identified a number of deficiencies relating to IT general controls on the systems that underpin our internal controls over financial reporting. The key areas of control deficiency relate to access management, change management, interface management and third-party management.

•

When considering the above-mentioned material weaknesses, we have identified the root cause against the components of effective internal control under the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, in the components of risk assessment, control environment, control activities, information & communication and monitoring.

•

Overarching the above, we lacked a sufficient complement of personnel with an appropriate level of internal controls and U.S. GAAP accounting knowledge and experience commensurate with U.S. financial reporting requirements.

We have developed a remediation plan and are in the process of implementing the actions associated with the plan, which include the following:

•

building an operating model and team to support the uplift of controls across business process, IT and entity level control domains and the annual cycle of activities associated with management’s report on the effectiveness of internal control over financial reporting;

•

completing the documentation of processes, risks and controls for internal control over financial reporting and the assessment of the design, implementation and operating effectiveness of those controls under U.S. financial reporting requirements;

•

developing detailed remediation plans for each of the deficiencies identified through this process and by our external auditors, governed by a steering committee which is chaired by the Chief Financial Officer, to ensure adequate attention is given to these activities; and

•	regular reporting to our management and Audit Committee on the status of internal control over financial reporting assessment and remediation.

There are aspects of our internal control over financial reporting that we have not yet assessed in accordance with the requirements of the Sarbanes-Oxley Act, including entity level controls and some areas of business process and IT controls. Therefore, there remains a possibility that further material weaknesses are identified as we complete the remainder of this exercise.

The material weaknesses will be considered remediated when these controls have been designed, implemented and operated for a sufficient period of time and our management has concluded, through testing, that these controls are effective. Although we intend to complete this remediation process as quickly as practicable, we cannot at this time estimate how long the remediation process will take or the costs that will be incurred, and our initiatives may not prove to be successful in remediating the material weaknesses. We cannot assure you that the actions we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses or restatements in our financial statements. Further, additional material weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. For a detailed description of the material weaknesses and our remediation efforts, see “Item 15. Controls and Procedures.”

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of otherwise applicable requirements, and we are not subject to certain U.S. securities laws including, but not limited to, U.S. proxy rules and the filing of certain Exchange Act reports.

We are a “foreign private issuer” as defined in the SEC rules and regulations. As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose any requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the Nasdaq rules for shareholder meeting quorums, shareholder approval requirements for certain equity issuances and the independence requirements with respect to the nomination committee and selection of director nominees. We may in the future elect to follow home country practices with regard to other matters. As a result, our corporate governance practices may differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq, and as such our shareholders will not have the exact same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

In addition, as a foreign private issuer, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements, including the applicable compensation disclosure requirements. In addition, we are not required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies reduce the frequency and scope of information and protections for which you may otherwise have been eligible in relation to a U.S. domestic issuer.

In June 2025, the SEC published a concept release inviting public comment on potential amendments to the definition of “foreign private issuer.” The release highlights six possible approaches to amending the foreign private issuer definition, including updating the existing eligibility requirements, adding a foreign trading volume requirement, adding a major foreign exchange listing requirement, requiring that each foreign private issuer be incorporated in a jurisdiction that the SEC determines to have a robust regulatory and oversight framework, developing robust mutual recognition systems and adding an international cooperation arrangement requirement. To the extent the SEC adopts rules amending the definition of “foreign private issuer,” we may no longer qualify as a foreign private issuer.

If we no longer qualify as a foreign private issuer, we would be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, including the U.S. federal proxy requirements, which are more detailed and extensive than the requirements applicable to foreign private issuers. The regulatory and compliance costs to us under the U.S. securities laws as a U.S. domestic issuer would likely be materially higher. We also would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules, which may require us to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs.

Risks Related to Ownership of Our Class A Ordinary Shares

The dual class structure of our ordinary shares has the effect of enhancing the voting control of the holders of our Class B ordinary shares, limiting the ability of holders of our Class A ordinary shares to influence the outcome of important transactions.

Our Class B ordinary shares have nine votes per share, and our Class A ordinary shares have one vote per share. Our Class B ordinary shares are non-tradable and non-transferable. As of May 31, 2026, our outstanding Class B ordinary shares represented approximately 58.02% of the voting power of our outstanding share capital after giving effect to the applicable voting right caps on the voting power of our Class B ordinary shares, as described in “Item 10.B. Additional Information—Memorandum and Articles of Association—Voting, Shareholder Meetings and Resolutions.” As a result, the holders of our Class B ordinary shares, which includes Kristo Käärmann, our co-founder, Chief Executive Officer and a member of our board of directors, exercise considerable influence over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their shareholdings represent less than 50% of our outstanding share capital. This enhancement of voting control limits the ability of other shareholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to holders of our Class A ordinary shares or that may not be aligned with the interests of holders of our Class A ordinary shares. This control may adversely affect the market price of our Class A ordinary shares.

The market price of our Class A ordinary shares may be volatile, and the value of our Class A ordinary shares may decline.

The market price of our Class A ordinary shares may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition or operating results;

•	variance in our financial performance from our forecasts or the expectations of securities analysts;

•	changes in our revenue mix;

•	changes we make to the pricing of our products and services;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our products and services;

•	announcements by us or our competitors of significant business developments or new products and services;

•	significant security or data breaches, disruptions or other incidents involving our infrastructure or products and services;

•	our involvement in litigation;

•	future sales of our Class A ordinary shares by us or our shareholders;

•	changes in senior management or key personnel;

•	the trading volume of our Class A ordinary shares;

•	changes in the anticipated future size and growth rate of our market;

•	rumors and market speculation involving us or other companies in our industry;

•	overall performance of the equity markets; and

•

general political, social, economic and market conditions, in both domestic and our foreign markets, including effects of increased interest rates, inflationary pressures, bank failures and macroeconomic uncertainty and challenges.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our Class A ordinary shares. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

Our Class A ordinary shares are listed on more than one stock exchange, and this may result in price variations between the exchanges.

Our Class A ordinary shares are listed for trading on Nasdaq under the symbol “WSE” and on the LSE under the symbol “WISE.” Our Class A ordinary shares trade dollars on Nasdaq and in British pounds sterling on the LSE. The two exchanges have different trading hours, and differences in trading schedules, as well as volatility in the exchange rate between the U.S. dollar and British pound sterling, among other factors, may result in different trading prices for our Class A ordinary shares on the two exchanges. Any decrease in the price of our Class A ordinary shares on one exchange could cause a decrease in the trading price of our Class A ordinary shares on the other exchange.

Future substantial sales of our Class A ordinary shares in the public market could cause the market price of our Class A ordinary shares to decline.

Sales of a substantial number of our Class A ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A ordinary shares.

In addition, we intend to register all of the Class A ordinary shares issuable upon exercise of outstanding options, the vesting and settlement of outstanding restricted stock units and other equity incentives we may grant in the future, for public resale under the Securities Act. The Class A ordinary shares will become eligible for sale in the public market to the extent such options are exercised or restricted stock units are vested and settled.

We may also issue Class A ordinary shares or securities convertible into Class A ordinary shares from time to time in connection with financings, acquisitions, investments or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the market price of our Class A ordinary shares to decline.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the market price of our Class A ordinary shares.

We have never declared or paid any cash dividends on our share capital, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Our ability to pay dividends may be restricted by agreements that we are or become a party to, and accordingly, you may need to rely on sales of our Class A ordinary shares after market price appreciation, which we cannot guarantee, to realize future gains on your investment.

Risks Related to Our Incorporation under the Laws of Jersey

As the rights of shareholders under Jersey law differ from those under U.S. law, you may have fewer protections as a shareholder.

Wise plc is incorporated in Jersey. The rights of holders of Class A ordinary shares are governed by Jersey law, including the Companies (Jersey) Law 1991, as amended (the “Jersey Companies Law”), and by our articles of association (the “Articles”). These rights differ in certain respects from the rights of shareholders in typical U.S.

corporations. See “Item 10.B. Additional Information—Memorandum and Articles of Association—Comparison of Delaware Corporate Law and Jersey Corporate Law” in this Annual Report for a description of the principal differences between the provisions of the Jersey Companies Law applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections.

The rights of shareholders to take legal action against our directors, actions by minority shareholders (such as derivative claims or applications for relief on the grounds of unfairly prejudicial conduct), and the fiduciary responsibilities of directors under Jersey law are governed by the Jersey Companies Law and the customary law of Jersey. The customary law of Jersey in the field of company law is derived in significant part from English common law, and judicial decisions from the senior courts of England and Wales are of high persuasive authority in the Jersey courts.

The rights of our shareholders and the fiduciary responsibilities of our directors under Jersey law are primarily codified in the Jersey Companies Law, but they are not as comprehensively established by statute or judicial precedent as they would be in some jurisdictions in the United States. The duties and liabilities of directors of a Jersey company are governed by a combination of statute and customary law. Notably, the Jersey Companies Law expressly sets out certain key directors’ duties in statute. For instance, Article 74 codifies the directors’ fundamental duty to act honestly and in good faith with a view to the best interests of the company. Article 75 codifies the duty to exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances. These statutory duties supplement, rather than replace, the broader duties developed at customary law.

In particular, Jersey has a less exhaustive body of securities laws as compared to the United States, and some U.S. states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

Furthermore, there is no statutory mechanism or treaty in Jersey for the automatic recognition or enforcement of judgments obtained in the United States. However, the Royal Court of Jersey will, subject to certain established principles, recognize and enforce a final, conclusive, and monetary judgment of a foreign court of competent jurisdiction (such as a U.S. Federal or State court) without retrial on the merits. This enforcement is achieved by way of a fresh action at customary law based on the judgment debt, provided the judgment is not for a penalty, tax, or fine, and was not obtained in a manner contrary to Jersey principles of natural justice or public policy.

As a result of all of the above, holders of our Class A ordinary shares may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors, or major shareholders than they would as shareholders of a U.S. company. In addition, there can be no assurance that Jersey law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

Our Articles contain certain provisions, including anti-takeover provisions, that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

Our Articles contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. For example, our Articles authorize our board of directors to issue, grant options over, grant rights to subscribe for or convert any security into or otherwise deal with or dispose of any unissued shares in our company (save for Class B ordinary shares, as defined in the Articles) without any vote or action by our shareholders. In addition, our board of directors can, for example, authorize and issue preferred shares with voting or conversion rights that could adversely affect the voting or other rights of holders of our ordinary shares in accordance with a shareholder rights plan which the board of directors may adopt if we cease to be subject to the U.K. City Code on Takeovers and Mergers. These rights may have the effect of delaying, discouraging, or preventing a takeover attempt of our company, even if a takeover attempt might be beneficial to our shareholders.

These provisions could also limit the price that investors might be willing to pay in the future for our Class A ordinary shares and therefore depress the trading price. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the incumbent members of our board of directors or taking other corporate actions, including effecting changes in our management, and may inhibit the ability of an acquiror to effect an unsolicited takeover attempt. Shareholders may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing original actions in the jurisdictions in which we are incorporated or in which we operate based on U.S. or other foreign laws against us or our management.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us, our executive officers or our board of directors.

We are a Jersey incorporated company, and substantially all of our assets and operations are located outside of the United States. In addition, six of our directors and executive officers reside outside the United States, and the substantial majority of their assets are located outside of the United States. As a result, it may be difficult to effect service of process within the United States or elsewhere upon these persons.

Investors may also have difficulties obtaining a favorable judicial forum for claims against us, our executive officers or our directors. Our Articles provide that, unless we consent to an alternative forum, the Courts of Jersey shall be the sole and exclusive forum for derivative lawsuits brought on behalf of the Company; claims for breach of fiduciary duty by our directors, officers, or other employees; and claims relating to our Articles or the governance and conduct of the Company, except where those claims involve a breach of U.S. federal or state law.

In addition, unless we consent, our Articles provide that U.S. federal district courts shall be the sole and exclusive forum for claims arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. While the Supreme Court of the State of Delaware has upheld the validity of federal forum provisions similar to ours under Delaware law, there is uncertainty as to whether a court in another state or jurisdiction would enforce this forum selection provision.

Further, pursuant to applicable law and our Articles, actions by our shareholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in U.S. federal courts.

These provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, shareholders, officers, or others, or may increase the cost of doing so, both of which may discourage lawsuits with respect to such claims. In the event a court finds the forum selection provisions contained in our Articles to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

It may also be difficult to enforce judgments in the jurisdictions in which we operate or in Jersey courts against us and our executive officers and directors. It may be difficult or impossible to bring an action against us in Jersey if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the Royal Court of Jersey or courts in jurisdictions in which we operate would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Jersey courts or courts in jurisdictions in which we operate would hear original actions brought in Jersey or jurisdictions in which we operate against us or such persons predicated upon the securities laws of the United States or any state.

The United States and Jersey do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards rendered pursuant to the “Convention on the settlement of investment disputes between States and nationals of other States,” which was opened for signature in Washington, D.C. in March 1965, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Jersey.

General Risks

Any future litigation against us could be costly and time-consuming to defend.

We are, and may in the future become, subject to legal proceedings and claims that arise in the ordinary course of business, such as (but not limited to) contractual disputes with partners, vendors or suppliers, customer disputes in connection with the provision of our products and services, securities and class action litigation, litigation arising from a data security incident, antitrust litigation, intellectual property claims, including trademark or patent litigation, and employment disputes involving current or former employees. Litigation might result in potential liabilities, which might seriously harm our business, including its financial condition and operating results, and its reputation and goodwill. Litigation might also result in substantial costs and may divert management’s attention and resources. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial condition and operating results.

Natural disasters, catastrophic events, public health crises or other similar events may have serious adverse consequences on our business, financial condition and operating results.

A catastrophic event could have a material adverse impact on our business, operating results and financial condition. Our facilities can be negatively impacted by damage or interruption from human error, intentional bad acts, health pandemics, earthquakes, hurricanes, floods, fires, geopolitical conflicts and wars, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. The occurrence of any of the foregoing events could damage our systems and hardware or could cause them to fail completely, resulting in lengthy interruptions in provision of our products and services. Our insurance may not cover such events or may be insufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, that may result from interruptions in the provision of our products and services to customers as a result of system failures.

Further, a natural disaster, catastrophic event or public health crisis could cause us or our customers to suspend all or a portion of their operations for a significant period of time, resulting in a permanent loss of resources, or requiring the relocation of personnel and material to alternate facilities that may not be available or adequate. Such an event could also cause an indirect economic impact on our customers, which could impact our customers’ purchasing decisions and reduce demand for our products and services.

All of the aforementioned risks may be exacerbated if our disaster recovery plans prove to be inadequate. To the extent that any of the above results in delayed, reduced or cessation of revenue or increases our cost of products or services, our business, financial condition and operating results could be adversely affected.

If securities or industry analysts publish unfavorable or inaccurate research about our business, the market price of our Class A ordinary shares and trading volume could decline.

The market price and trading volume of our Class A ordinary shares is heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us following our listing in the United States, or if industry analysts cease coverage of us, our share price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our Class A ordinary shares, or publish negative reports about our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A ordinary shares could decrease, which might cause the market price of our Class A ordinary shares to decline and could decrease the trading volume of our Class A ordinary shares.

Our insurance coverage will not fully protect us from all types of losses.

We have insurance with leading insurers to cover, among others, losses related to cyber-liability, physical loss or damage, operational risks and general third-party liability. The occurrence of losses or other damages not covered by insurance could result in unexpected additional costs. In particular, if we face losses or liabilities in connection with cybersecurity issues or data security breaches, we may not be covered by insurance to the full extent of damages that we face. In addition, our insurance premiums may increase, which could have an ongoing impact on our profitability, and it may be difficult to obtain sufficient coverage in the future which could expose us to significant liabilities in the event of losses caused by incidents which are not covered.

Item 4. Information on the Company

A. History and Development of the Company

General History and Development

Fifteen years ago, we set out with a simple but visionary goal that became the mission for Wise: money without borders. To do this, we have built an innovative infrastructure to power the world’s money, achieving many important milestones along the way.

In 2012, we opened our first office in London and raised $1.3 million in seed funding.

In 2015, we expanded to the United States and Australia.

In 2016, we launched our first business product offering. Also in 2016, a bank used our new API offering—which would later become Wise Platform—to leverage our infrastructure for its customers for the first time.

In 2017, we further expanded our Asia-Pacific operations, opening an office in Singapore. We also launched our Multi-Currency Account for individuals and businesses, which became our Wise Account and Wise Business product offerings, respectively.

In 2018, we joined Faster Payments in the United Kingdom as the first non-bank payment service provider to be a directly connected settling participant. We also hired our 1,000th employee in 2018.

Between 2018 and 2019, we launched the Wise Card in the United Kingdom, European Union, United States, Australia, New Zealand and Singapore.

In 2019, we opened our Brussels office, marking our tenth key office location.

In 2020, we were granted an FCA license to offer regulated investment activities in the United Kingdom.

In 2021, we rebranded from TransferWise to Wise and completed the listing of our Class A ordinary shares on the London Stock Exchange. We also launched our “Stocks” feature for our customers to invest their money in an index tracking fund as part of our “Wise Assets” offering.

In 2022, we expanded into Brazil and Malaysia.

In 2023, we hired our 5,000th employee and launched our “Interest” feature in the United Kingdom, Singapore and a number of European countries.

In 2025, we opened our office in Hyderabad.

In 2026, we completed our Dual Listing, transferring our primary listing to Nasdaq.

Corporate Information

The legal and commercial name of our company is currently Wise Group plc. Wise Group plc was originally incorporated in June 2025 as a public limited company under the laws of Jersey registered number 160362.

In connection with the completion of our listing on Nasdaq on May 11, 2026, Wise Group plc became the ultimate parent company of Wise Limited (previously named Wise plc) and its consolidated subsidiaries on May 8, 2026 by means of a Scheme of Arrangement pursuant to Part 26 of the U.K. Companies Act 2006. Wise Group plc is Jersey incorporated and is intended to be solely a U.K. tax resident. See “Item 4.C. Information on the Company—Organizational Structure” for more information.

Our principal executive office is located at 1st Floor Worship Square, 65 Clifton Street, London EC2A 4JE, United Kingdom. Our agent for service of process in the United States is BizFilings, located at 525 Junction Road, Suite 5000, Madison, Wisconsin 53717 and the telephone number is (800) 981-7183.

See “Item 5. Operating and Financial Review and Prospects” for a description of our capital expenditures and divestitures.

There has been no public takeover offer as of the date of this Annual Report by third parties in respect of our shares.

Where You Can Find More Information

The SEC maintains an internet website that contains reports and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

Our website address is www.wise.com. We may use our website as a means of disclosing information about the Company. Information contained on or that can be accessed through our website is not incorporated by reference into this Annual Report, and you should not consider information on our website to be part of this Annual Report.

B. Business Overview

Our Business

Fifteen years ago, we set out with a simple but visionary goal that became the mission for Wise: money without borders. It should not be more expensive or less convenient to use your money in another country. People and businesses should always know what each transaction actually costs.

Guided by this mission, we started with the goal of fixing overseas transfers and went on to build an account for a truly borderless experience for people and businesses using their money. An increasing number of banks and online platforms now offer our products to their customers via Wise Platform.

To power this borderless experience, we have built an innovative infrastructure for the world’s money—one that makes payments instant (in under 20 seconds), convenient, low-cost and transparent. In the year ended March 31, 2026, this infrastructure powered payments across more than 40 currencies, moved $243.5 billion across borders for 18.9 million people and businesses, and saved them approximately $3.3 billion along the way, based on our estimates of per transaction savings calculated by reference to publicly available foreign exchange rates and fees of alternative banks and payment providers. As of March 31, 2026, our customers’ holdings across their cash and Wise Assets balances equaled $39 billion, reflecting the trust we have built with our customers. This included $9.0 billion held with Wise Assets (i.e. assets under custody), an account feature that helps our customers earn a return on their money while ensuring it remains conveniently accessible.

We are just getting started.

We market our services through three product offerings: Wise Account for personal customers, Wise Business for small and medium-sized businesses, and Wise Platform for banks, financial institutions and enterprises. We offer a range of services across all of our three product offerings. For example, both Wise Account and Wise Business customers utilize cross-border transaction services when they send money internationally or convert currencies.

Wise Account is our solution for individual customers to send, spend, hold and get paid in one or more currencies. One of the features of Wise Account is Wise Assets, an investment feature that allows eligible customers to elect to earn a return on their holdings by investing in certain assets, such as money market funds. Wise Business offers the main features of our Wise Account product offering along with business-specific functionalities designed to enable businesses to operate internationally, including managing their accounting and accounts payable and receivables. With Wise Platform, banks, financial institutions and enterprises can integrate into our global payment infrastructure, allowing these institutional partners to send and receive payments on behalf of their customers or embed our services into their platform.

We estimate that the market for cross-border transactions adds up to $43 trillion worth of cross-border payments every year, and continues to grow. People work, spend and invest internationally. The smallest businesses now have the tools to hire, sell and grow anywhere in the world from day one. We believe that as our customers’ lives become more digital, their financial relationships will become even more global. We estimate that by 2029, cross-border payments may reach $55 trillion per year. In other words, the $243.5 billion we moved across borders in the year ended March 31, 2026 is only a fraction of our total addressable market.

Our Infrastructure

In theory, the tools for “modern” global money movement have existed for decades. A lack of competition, however, led to underinvestment in technology and infrastructure, resulting in an inefficient legacy system that costs people and businesses billions of dollars in inflated fees for cross-border transactions. These inflated fees are usually hidden in marked-up exchange rates. In many cases, it could also take days for these payments to travel from one country to another through a complicated series of intermediaries.

All of this is why we decided to build a new global payments network that directly connects local banks and payment systems at both ends of the transaction, bypassing the traditional correspondent networks used by banks, and that eliminates costly intermediaries and outdated processes.

This network is powered by our low-cost, high-quality infrastructure. Building this infrastructure for the world’s money takes both a fundamental rethinking of the “how” and a dedicated focus on developing the key elements that power it: (1) a global portfolio of licenses enabling us to offer our products to customers locally; (2) an impressive and expanding global network of direct connections and integrations to domestic payment networks as well as connections with local bank and payment partners; (3) technology, developed internally from the ground up, enabling all those domestic connections and integrations to function at scale; and (4) global operations and support. We believe these elements together have enabled us to scale efficiently, deliver exceptional customer experiences and capture a growing share of the $43 trillion annual market opportunity for cross-border payments.

In most jurisdictions, our licenses and approvals allow us to offer our products without the need for agreements with local financial institutions. In a few jurisdictions, we enter into such agreements for certain transactions or activities. These providers operate under our instructions, applicable regulatory requirements and payment scheme rules, being the set of rules and procedures for the provision of payment services in that jurisdiction. These providers include:

•

Payment processing partners, which include licensed local banks, payment service providers and similar financial institutions that facilitate the receipt of funds, payout of a transaction, currency conversion, account top-up (referring to the process by which a customer adds funds to their account from an external source, such as a transfer from the customer’s bank account), use of Wise Assets or other similar services. For example, where a transaction or account top-up is funded by card, bank transfer or other permitted method, funds may be received by the payment processing partner and settled to Wise’s designated accounts in accordance with scheme rules and our contracts with such partners. In addition, where we do not have a direct connection or integration to the relevant domestic payment system, these partners may also deliver payouts to recipients by executing a local transfer to the recipient’s bank account in accordance with our instruction.

•

Banking partners, which include licensed banks that provide Wise with safeguarding and operating accounts, custody, cash management and, in some cases, access to payment schemes or sponsorship for network memberships.

Across these arrangements, we remain responsible for customer due diligence, onboarding, financial crime checks, customer support, sanctions screening and other aspects of the transaction. Where we have direct connections to the relevant domestic payment systems, we typically complete the execution of the transaction directly and do not rely on third-party providers such as payment processing partners.

The examples below illustrate (i) a cross-border transaction where we are directly connected to the relevant domestic payment systems and do not rely on a third party to receive or disburse funds, which represents over half of all transactions processed during the year ended March 31, 2026; and (ii) a cross-border transaction where we use third-party providers to receive and disburse funds because we are not directly connected to the relevant domestic payment systems.

Regulatory Licenses

Our products are supported by our ever-growing global licensing footprint. We frequently work with regulators in countries around the world to obtain the licenses and approvals needed to operate and provide the products and features that our customers want. Securing new licenses also allows us to offer new products and features, further fueling our rapid global expansion. As of March 31, 2026, we held over 80 regulatory licenses globally, enabling us to offer customers the ability to hold money in 40 currencies and use the Wise Multi-Currency Card (the “Wise Card”) to make payments online and in stores in over 40 currencies across 160 countries and territories, and withdraw money from three million ATMs worldwide.

Domestic Payment Systems

We continue to integrate with domestic payment systems around the world, which are becoming increasingly instant, cheap and reliable. Participating in these domestic payment systems is a key element of our infrastructure because they can help us further speed up payments and reduce costs. Instead of routing a cross-border payment through multiple correspondent banks across various countries with each charging their own fee, which is typical in the traditional correspondent banking system, these connections give us end-to-end control of the payment network. This speed is driven in part by routing over half of all transactions in the period through our connections to domestic payment systems. Beyond these payment system integrations, our network is further amplified by connections with local banks and payment providers around the world.

Technology

We have spent the past 15 years building and refining our purpose-built technology, enabling us to scale rapidly while delivering the experience and convenience our customers expect. Our website, mobile applications and third-party integrations are all built on a single global technology stack, enabling us to provide a streamlined experience to our customers and the customers of our Wise Platform partners around the world. Our single stack technology also means we can offer a global product while adding local customizations to provide bespoke features, such as spending money like a local with QR code payments and getting paid with local account details, such as U.S. routing and account numbers and Euro IBANs. Finally, our single technology stack gives us a meaningful advantage through the ability to efficiently leverage data from our global customer base to iterate our machine-learning models, thereby strengthening our ability to detect and prevent financial crime and improving our single, 24/7 global treasury system to manage liquidity more efficiently worldwide.

As of March 31, 2026, over 1,000 engineers across four continents work to evolve and deploy our technology, which processes over 4.7 million transactions a day, including weekends.

We have heavily invested in technology to strengthen our operations. Our machine learning models are trained on data points and patterns observed across millions of customer profiles and their transactions, enabling us to generate real-time alerts to support our global teams. These tools give us a scalable, cost effective way to help detect and mitigate risks promptly. For example, we have launched large language model copilots across our teams, including Financial Crime and Customer Support teams, to help agents improve their investigative precision and efficiency, and we continue to invest in this evolving area.

Operations

We believe the best customer service is when our products deliver an experience that means customers do not need our help; but when they do, we want to make it easy, seamless and instant. To provide this level of service and to scale our operations at pace with our growth, we have made deliberate investments over the last several years, including in artificial intelligence and developing sophisticated machine-learning models to drive efficiencies, along with our servicing workforce comprising in-house specialists and outsourced agents.

Our Product Offerings

Our unique and powerful infrastructure powers our three product offerings: Wise Account, Wise Business and Wise Platform.

Wise Account

Wise Account is our solution for people with cross-border financial needs. Wise Account is increasingly popular with customers who want to send, spend, hold and get paid faster and with transparency and convenience. Key features of Wise Account include:

•

Full transparency on fees, with no hidden fees or exchange rate mark ups. Instead, we offer the mid-market exchange rate and charge a transparent, upfront fee, providing certainty on the amount the recipient will actually receive.

•	Fast speeds for transfers.

•	Access to local account details, such as U.S. routing and account numbers and Euro IBANs, allowing our customers to more easily receive money in 40 currencies as of March 31, 2026.

•

Access to the Wise Card, which enables customers to spend in more than 160 countries and withdraw money from three million ATMs globally. Customers do not need to hold the local currency in their account because Wise can convert the amount from another currency the customer holds using our “Smart Conversion” technology, which automatically selects and converts money from a currency with the lowest conversion fee for that transaction.

•

For eligible customers, access to our Wise Assets presents an opportunity to earn a return on the money held in their account by investing in funds holding secure, government-guaranteed assets or in a selected index-tracking fund, while retaining instant access to their funds to make payments or spend with a debit card. As of March 31, 2026, we had $9.0 billion in assets under custody.

During the year ended March 31, 2026, Wise Account served over 18.0 million active customers around the world, defined as the number of unique customers who have completed at least one cross-currency transaction during the period.

Wise Business

Wise Business is the one account that businesses need to grow and operate internationally. Launched in 2017 with a focus on micro businesses and sole traders, Wise Business has been developed to deliver the benefits of our infrastructure to small and medium businesses (SMBs), entrepreneurs and freelancers across 79 countries.

Wise Business offers the main features of our Wise Account product offering along with business-specific functionalities designed to enable business customers to operate internationally. Key features of Wise Business include:

•	Local account details, to pay and get paid in multiple currencies with ease.

•

Multi-user access, enabling customers to assign roles and permissions, such as “admins,” “payers” and “viewers,” to individuals within their business. Multi-user access is supported by real-time notifications and payment approval features for increased security.

•

Access to the Wise Business Debit Card, enabling employees of our business customers to order their own physical or digital debit cards for separate expense types, pre-set individual spending limits and track purchases in real time. Such employees can use their own Wise Business debit cards to pay supplier invoices, buy inventory and withdraw cash from ATMs.

•

Integration with over 15 accounting platforms as of March 31, 2026, including Xero, QuickBooks and FreeAgent, and automated syncing of activities, expenses and multi-currency accounts, removing the need to manually export or upload data. These API-based integrations are now used by 12% of Wise Business customers who hold a balance.

•

Professional invoice templates and tooling to automate invoice payments, allowing businesses to create and issue invoices directly from their Wise Business account in 23 different languages. Depending on their location, customers can then pay in multiple currencies using domestic account details, SWIFT, or instantly through “Pay with Wise.”

•	Batch payments tool to create and complete multiple payments in a single transaction.

During the year ended March 31, 2026, Wise Business served approximately 850,000 active customers.

Wise Platform

Wise Platform makes it faster and easier for banks, financial institutions and enterprises around the world to provide their customers with the fast, cost-effective and reliable international financial services that people and businesses increasingly expect.

By integrating with Wise, these banks, financial institutions and enterprises, which we refer to as our Wise Platform partners, can leverage the benefits of our infrastructure without rebuilding their own legacy systems, which often include manual operations, outdated technology, higher fees, lack of transparency and a poor customer experience leading to customer churn.

According to data from Swift, nearly two-thirds of people and SMBs would not use their current provider again if they were charged hidden fees or had a failed payment. Through the growth of Wise Account and Wise Business, we have seen that customers are increasingly seeking alternatives to their current providers. Wise Platform offers our Wise Platform partners an opportunity to retain existing and attract new customers.

Key features of Wise Platform include:

•	Access to all aspects of Wise’s services from instant cross-border transfers to the multi-currency account and card issuance.

•	Access to a global network of local payment systems—from national payment schemes to wallets and payment methods—to enable payments in over 40 currencies.

•	A global regulatory framework that provides compliance at scale and speed.

•	A single treasury system that provides 24/7 global coverage.

•	Over 99% straight-through processing rate on transfers.

•	24/7 operational support around the world with 99% of compliance checks completed in less than one second using machine learning algorithms.

Wise Platform is already trusted by some of the world’s largest banks, including Itaú, Mandiri, Nubank and Monzo, to offer their customers the speed, ease, reliability and cost savings of Wise. The services that we deliver through Wise Platform do not yet generate a material percentage (i.e., currently generates less than 10%) of the Group’s overall transaction revenue.

Wise Platform also benefits from powerful network effects for our customers. As more banks and financial institutions integrate with Wise Platform and move their volume through our network, these network effects drive greater economies of scale, expanding our capacity to reinvest efficiency gains into our infrastructure, products, features and pricing, with the aim of driving further volume and delivering better outcomes for everyone on the Wise network.

Our Competitive Advantages

•

Unique and powerful infrastructure. During the last 15 years, we have become increasingly efficient at integrating with payment systems and securing the licenses that underpin our infrastructure. Obtaining approvals to connect with domestic payment networks is typically a multi-year process, requiring extensive cooperation with regulators to secure the necessary approvals and then building bespoke technical integrations with the systems themselves. Many countries have multiple payment systems, each optimized for different payment sizes, settlement times, and speeds. Each connection requires significant expertise and investment to meet strict regulatory and technological standards unique to each system. We believe our ongoing investments in infrastructure translates into market-leading speed and price: which drives long-term customer acquisition, including through retention and word-of-mouth recommendations. As we build these connections, we continue to refine and accelerate our processes, making our network increasingly harder to replicate at scale and speed.

•

Products customers love to use. We are building products that our customers love to use and recommend. We are solving real problems across cost, speed and price transparency through products that are easy to use and globally available. We continually add to this user experience, launching new features to make Wise Account and Wise Business even more useful and convenient for people and businesses. This relentless focus on customer outcomes is what drives our growth: approximately 70% of new customers who joined in the year ended March 31, 2026 came from word-of-mouth recommendations. And with Wise Platform, customers around the world can experience the benefits of our products through their existing providers.

•

Leading on price and speed in an increasingly transparent market. We offer low fees by passing on the benefits of our scale and cost optimization to our customers. New customers consistently switch to Wise because our fees are significantly lower than those charged by traditional banks. This is evident in our Net Promoter Score (NPS) of 69 as of March 31, 2026. Global banks earn roughly $250 billion each year from hidden retail cross-border fees. With technology reshaping financial services and regulators moving toward greater transparency, these fees are likely to decrease over time. In a world where clear, searchable pricing becomes widely expected as standard, consumers and businesses will increasingly prioritize cost efficiency, and we believe Wise is uniquely positioned to lead in this new era of transparency.

•

A highly diversified, global business. Our scaling and profitable business model gives us the capacity to invest in a range of innovative products and international expansion, allowing us to build a robust and diversified revenue base. We have a broad base to grow our business due to our significant presence across all five of our geographical regions in North America, Europe, United Kingdom, Asia-Pacific and the rest of the world, which also helps limit the negative impact of country specific events. As the popularity of Wise Account and Wise Business grows, more individuals and businesses are spending on their Wise cards and holding money in their accounts. Further, for the year ended March 31, 2026, around a quarter of transaction revenue was derived from business customers. Additionally, approximately 50% of our net revenue is from non cross-border sources: card, other revenues and net interest income on customer balances, reflecting increasing diversification across both individual and SMB customers and between domestic and cross-border activities.

Our Growth Strategy

We believe that whoever builds the best low-cost, high-quality infrastructure will move the world’s money. Our growth to date is a testament to our focus on building this infrastructure and its four elements—our licenses, participation in domestic payment systems, proprietary technology and global operations. We believe our pricing strategy, delivered through industry-leading services powered by an increasingly differentiated global payments network, positions us to capture an increasing share of the cross-border market.

Products customers love. This combination of our investments in building a high speed, resilient and scalable infrastructure with our tireless focus on developing products that address our customers’ needs and the challenges they encounter means that we have built a compelling customer proposition. This proposition drives customer growth in two ways.

First, expanding our feature sets and product suite increases our addressable market. For instance, with the launch of Wise Account, we expanded our consumer audience from people who needed to send money across borders to those that wanted to send, spend or receive money too. In addition, as we build these features, existing customers move more of their financial activities to Wise too.

Second, the continual improvements we drive across our products and experience—including those in speed, price and convenience—also leads to existing customers moving more of their financial activities to Wise. Since being founded, our improvements in price have positively impacted growth, allowing us to capture more of the $43 trillion market with our existing products.

Adoption of Wise Account, our global solution for people with cross-border financial needs, continues to provide a strong runway of growth. The core features, such as local account details and holding balances in multiple currencies, as well as the Wise Card, are growing our non-cross border revenue and our cross-border revenue (from customers converting currency balances, spending cross-border on their Wise Card or sending money cross-border) and making Wise essential to our customers’ international lives.

It is our aim that Wise Business becomes the primary account for businesses operating internationally – whether that’s to pay, get paid, earn a return or manage their accounting and accounts payable and receivables. We are also expanding our focus beyond SMBs to serve larger businesses. We expect that new features, combined with our strategic focus on business customers, will solve even more financial needs for our business customers, further fueling our growth.

With Wise Platform, our infrastructure has the potential to transform the cross-border payments industry, including for our emerging customer category of the banks themselves. Major fast-moving challenger banks, financial institutions and enterprises have already built their international payments products and features on Wise Platform. Traditional banks, which are subject to longer procurement and development cycles, are beginning to follow suit. Wise Platform, while not yet a material percentage (i.e., currently generates less than 10%) of the Group’s overall transaction revenue, has grown in recent years and we expect it to be a major driver of long-term growth. These partnerships typically start with a subset of customers and currencies, then expand to additional currencies and broader customer sectors over time. We are already seeing this progression, and our long-term aim is for Wise Platform to account for more than 50% of Wise’s cross-border volume. The growth of Wise Platform remains a long-term initiative; we aim to secure and onboard larger traditional financial institutions that typically have longer procurement and implementation cycles and to bring their significant transaction volumes onto the Wise network. We believe this is achievable over the long term for the following reasons:

•	increased attractiveness of our infrastructure as a result of continued investment in our infrastructure designed to improve speed, lower cost and increase efficiency;

•

increased likelihood that banks, financial institutions and other enterprises whose own customers seek alternative options for payment transactions and experience positive customer outcomes with Wise, elect to integrate with Wise;

•

each new Wise Platform partner incentivizing others to act, as remaining banks and platforms seek to remain competitive with peers that adopt Wise’s offering and use it to improve price, speed and customer experience, all of which amplify our network effects; and

•	our expanding reach and utility as more customers connect to our infrastructure, supporting our aim to build the best global payments infrastructure.

We also continue to grow the number of regions we serve, allowing us to reach even more customers globally. We see significant opportunities across multiple geographies and customer segments that we believe we are well-positioned to capture.

Greater flows within the Wise network. The growth in our customers in turn drives greater flows into and within the Wise network. As these flows increase over time, we realize more economies of scale and network effects.

This continued scaling has led to improved efficiency and allowed us to reinvest incremental gains into our infrastructure, product development, brand awareness and pricing with the aim of driving further customer growth, leading to volume growth and increased profitability, part of which funds further investment. As we grow, we expect this cycle to continue to accelerate our progress and growth, making it still harder for competitors to match our scale, efficiency and speed.

Targeted marketing investments to increase awareness of the Wise brand. With continued investment in intuitive features for our customers, combined with low cost, fast payments, the quality of our account speaks for itself. We consistently see around two-thirds of new customers join us through word-of-mouth from existing customers. Existing customers’ recommendations, together with their moving more of their financial activities to Wise, demonstrates the strength and trustworthiness of the Wise brand. To reach more potential customers we continue to invest across multiple marketing channels across key markets to drive incremental adoption and engagement, and increase brand awareness of Wise. Investing in enhancing the awareness of our brand helps us meet our long-term growth goals amidst a growing and increasingly competitive digital-first cross-border market.

Profitable business providing significant capacity to reinvest for growth and handle trillions. This dynamic of increased efficiency and targeted reinvestment, combined with our financial discipline, has enabled us to strengthen our position and be profitable. We believe our financial discipline and strength will continue to enable our long-term, customer-centric investments into price, product and infrastructure, positioning us to handle trillions and become “the network” for the world’s money.

Our Culture and Employees

Our employees are the driving force behind our success. As of March 31, 2026, we employ over 8,000 people, from 130 nationalities, working in 11 key locations around the world. As a global team solving a global problem, we’re constantly innovating to deliver the best for our customers. This enables us to continue building products, improve our infrastructure, support our core functions and help attract and serve even more customers.

Our customer-focused culture is fueled by our mission and underpinned by four core values:

•

This isn’t just a job, we’re a revolution: We’re making a positive, important change in the world. That doesn’t happen from hanging out in our comfort zones, and it doesn’t happen alone. We need each other.

•	We get it done: We break through walls that others haven’t touched to make amazing things happen. We take ownership of what we do. This belongs to us all.

•	Customers > team > ego: We’re building a better world for our customers – that’s the whole point. Customer voices are in the essence of our work, guiding every decision we make.

•	No drama. Good karma: We start by assuming everyone has good intentions. We respect different perspectives and challenge ideas, not individuals. We’re open and honest – there’s no hidden agenda here.

These values shape how we communicate and engage with customers and each other. They define what we expect from each other so we can achieve our mission together. Every employee shares in the responsibility of making Wise a success and each of them has the opportunity to participate in our equity and various incentive plans as a way to share the value in our growth, as more fully described elsewhere in this Annual Report.

Employees are empowered to solve the most urgent and relevant problems they see for our customers and get things done. Regular feedback is fundamental to our ways of working as a company. During our quarterly planning, teams from across the organization share insights on how we can improve the experience for our customers, from those who are closest to them. This feedback helps us iterate and improve for both customers and employees alike. We take on board what customers are asking for, which shapes our priorities and helps focus our work going forward.

Competition

We operate in a large, dynamic and fragmented market underpinned by rapidly evolving customer expectations and regulatory standards. The primary competitors for our products fall into the following distinct categories:

•	global traditional banks which have yet to become Wise Platform partners;

•	newer financial institutions or platforms, such as Airwallex, Block, Chime, Flywire, Paymentus, Payoneer, PayPal and Revolut;

•	legacy foreign exchange businesses, such as Moneygram, Western Union or remittance players such as Remitly; and

•	payment infrastructure providers, such as MasterCard and Visa.

We believe that Wise and our products are well positioned to capture an increasing share of the market opportunity within this dynamic market. See the section titled “Item 3.D. Key Information—Risk Factors—We may be unable to compete successfully against existing and future competitors that employ a variety of existing business models and technologies or new innovations.”

Intellectual Property

Intellectual property and proprietary rights are important to the success of our business. We utilize a combination of copyright, trademark and trade secret laws in multiple jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements and other contractual protections, to help us establish, maintain and protect our intellectual property and proprietary rights. This includes our proprietary technology, software, know-how and brand.

As of March 31, 2026, we had 22 U.S. registered trademarks, 425 foreign registered trademarks and 55 foreign pending trademark applications, covering “Wise,” “Wise Business,” “TransferWise,” “Money Without Borders,” and some other brands.

We monitor our trademarks and service marks through watch services, which notify us when applications for potentially conflicting marks have been filed in the United States and in other jurisdictions. Where appropriate, we take action and enforce our trademarks, service marks, trade names and domain names against infringing third-party trademarks, trade names and domain names. This action includes sending cease and desist letters, filing complaints and commencing administrative and other legal proceedings in the United States and other jurisdictions.

We control access to and the use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. We generally require employees, consultants and other third parties to enter into confidentiality and proprietary information and invention assignment agreements. We have systems in place designed to control and monitor access to our software, documentation, proprietary technology and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us inventions, trade secrets, works of authorship, developments, processes and other intellectual property rights generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our partners. See the section titled “Item 3.D. Key Information—Risk Factors—Risks Related to Our Intellectual Property” for a description of risks related to our intellectual property.

Government Regulation

With over 80 licenses globally, we are subject to numerous laws and regulations in the various jurisdictions in which we operate. Depending on the jurisdiction, we may require local licenses or a partnership with a local financial institution to operate. In certain jurisdictions in which our principal activities consist of paying funds to local recipients, we generally do not require a regulatory license.

We are regulated by many different authorities, which oversee, among other topics, licensing, consumer protection, financial crime prevention, corporate governance and capital requirements.

Maintaining the trust of our customers, regulators and partners is of paramount importance to us. We continuously assess our assurance and oversight at both the global and local level. Our compliance teams monitor applicable regulatory requirements for compliance purposes across the markets in which we operate. Wise actively participates in government advisory groups and is helping to shape the future regulation of our industry. We have engaged with our regulators and relevant policymakers around the world and will continue this engagement in relation to upcoming changes to the regulatory landscape.

The laws and regulations to which we are subject are rapidly evolving and increasing in scope. As a result, we monitor regulatory changes closely and we expect to continue to invest significant resources in our legal, compliance, product, and engineering teams to ensure our business practices comply with, and plan and prepare for, current and future regulations. Any actual or perceived failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability, monetary penalties, and constraints on our ability to continue to operate.

The following are summaries of the regulatory regimes in the most significant jurisdictions in which we operate, namely, the United Kingdom, Europe (Belgium and the EEA), the United States and Australia.

United States

Our regulated entities in the United States are Wise US Inc. (“Wise US”) and Wise US Assets Inc. (“Wise US Assets”). Wise US is registered as a Money Services Business (“MSB”) and Prepaid Access Provider with the Financial Crimes Enforcement Network (“FinCEN”) and is licensed to operate as a money transmitter in 48 states, the District of Columbia and Puerto Rico. These licenses and registrations subject Wise US to, among other things, record-keeping requirements, reporting requirements, bonding requirements, limitations on the investment of customer funds, and examination by state and federal regulatory agencies.

Wise US Assets is a registered broker-dealer with the SEC, a member of the Financial Industry Regulatory Authority (“FINRA”) and certain U.S. state authorities. As such, Wise US Assets is subject to SEC, FINRA and certain state laws and regulations covering, without limitation, how it markets its services, handles customer assets, keeps records, and reports to the SEC and FINRA.

Wise National Trust (pending)

On June 16, 2025, we submitted to the OCC an application to form Wise National Trust (“WNT”) as a nondepository national trust bank to enhance our global payment infrastructure. WNT would operate as a federally regulated trust institution, subject to ongoing supervision and examination by the OCC. If approved, WNT is expected to provide to customers payments processing and fiduciary services, in accordance with applicable fiduciary, capital, risk management, and operational standards prescribed by the OCC for national trust banks and, where applicable, the Federal Reserve. We believe that WNT would expand Wise’s fiduciary capabilities to the benefit of customers. For example, WNT would be able to invest customer funds held in their accounts pursuant to a trust agreement. Additionally, WNT would enable Wise to provide to customers a custodial account structure designed to qualify for pass-through protection, allowing customer funds to be insured by the Federal Deposit Insurance Corporation (“FDIC”). WNT would achieve this by acting as a fiduciary custodian, placing customer funds with third-party U.S. insured depository institutions in designated pass-through accounts. WNT would implement protocols designed to maintain internal recordkeeping as necessary to identify each beneficial owner’s individual interest and to establish pass-through FDIC insurance coverage for each customer.

Further, WNT would be able to provide fiduciary services to our subsidiary in the United States, Wise US, including acting as a custodian for money transfers by our customers in the United States that are in transit. Wise US would expect to maintain custodial accounts at WNT and provide direction on the investment of those funds, with WNT serving as custodian for associated bank accounts and investment assets.

We also believe direct supervision by the OCC would evidence a higher level of federal oversight and regulatory maturity commensurate with Wise’s current stage of growth and operations. If the trust application is approved, we will have an 18-month period from the date of approval to operationalize WNT, per OCC rules and procedures.

In addition, if the Federal Reserve Master Account were granted, WNT would integrate directly into the Federal Reserve’s payment systems, including FedNow. Such access is designed to enable faster settlement times, increase control over the payment process and reduce or eliminate reliance on third-party banks.

WNT will seek to obtain a master account with the Federal Reserve Bank of Dallas (“Federal Reserve Master Account”). A Federal Reserve Master Account would allow WNT to establish a direct connection to the Federal Reserve’s payment systems to clear and settle U.S. dollar payments. While conditional approval from the OCC to form WNT as a nondepository national trust bank is pending, approval of WNT by the OCC would not assure that any application for a Federal Reserve Master Account would be approved. Master account requests are evaluated under the Federal Reserve’s three-tiered review framework. As a nondepository national trust bank supervised by the OCC, we believe WNT would be reviewed under the Federal Reserve’s Tier 3 framework.

Tier 3 institutions will generally receive the strictest level of review and may be subject to a regulatory framework that is substantially different from the regulatory framework that applies to federally insured institutions. An approval of a Federal Reserve Master Account for WNT, if granted, may be subject to conditions or limited in scope.

Key Regulatory Authorities

FinCEN

FinCEN is the U.S. federal regulatory authority established “to safeguard the financial system from illicit use, combat money laundering and promote national security.” MSBs are subject to FinCEN’s regulatory oversight and enforcement with respect to anti-money laundering (“AML”), terrorist-financing reporting, and record-keeping laws and regulations.

SEC

The SEC is an independent federal government agency and the primary regulator of the nation’s securities markets. Established by Congress, its three-part mission is to “protect investors; maintain fair, orderly, and efficient markets; and facilitate capital formation.” The SEC achieves this by requiring public companies and other regulated entities to disclose essential financial and operational information. The SEC has broad oversight authority over all key market participants, including securities exchanges, broker-dealers, investment advisers, and mutual funds, as well as the industry’s self-regulatory organizations such as the FINRA.

FINRA

FINRA is a private, not-for-profit self-regulatory organization for member broker-dealers, authorized by Congress and supervised by the SEC. Its core mission is to protect investors and safeguard market integrity by regulating and supervising the conduct of virtually all broker-dealer firms and their registered representatives. FINRA operates by writing and enforcing rules, examining member firms for compliance with both FINRA rules and federal securities laws, administering qualification exams, and actively monitoring U.S. markets for fraud and manipulation, such as insider trading.

OFAC

The Office of Foreign Assets Control (“OFAC”) is responsible for enforcing the U.S. economic and trade sanctions against targeted foreign countries, terrorists, drug cartels, and others. OFAC maintains a list of individuals, businesses, non-profits, and government agencies called the Specially Designated Nationals and Blocked Persons List (“SDN list”). All businesses are required to check their customers against the OFAC list, and ensure that transactions are not otherwise in violation of OFAC sanctions regulations.

State Regulators

Most U.S. states require companies engaged in money transfer and stored value transactions for residents to be registered as money service businesses. To date, we have obtained money transmitter licenses in 48 U.S. states, the District of Columbia and Puerto Rico where such licenses are required, and are registered as an MSB and Prepaid Access Provider with FinCEN. Licensing requirements generally include minimum net worth requirements, provision of surety bonds, compliance with operational procedures, and the maintenance of reserves or “permissible investments” in an amount equivalent to outstanding payment obligations, as defined by our various regulators. The types of securities that are considered “permissible investments” vary across jurisdictions, but generally include cash and cash equivalents, U.S. government securities and other highly-rated debt instruments. Most states require us to file reports on a regular basis to verify our compliance with their requirements. Many states and other regulators also subject us to periodic examinations and require us to comply with AML and other laws and regulations similar to The Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001 (“BSA/PATRIOT Act”).

While our state licenses and federal registration status subject us to regulations that govern material aspects of our business, such regulation is not equivalent to the type of prudential regulation and supervision that applies to regulated banks, such as under the Federal Deposit Insurance Act, National Bank Act, Bank Holding Company Act, and Federal Reserve Act, which include prudential supervision by regulators, minimum capital requirements, and specified prohibited activities.

Other Key Regulatory Considerations

Anti-Money Laundering, Anti-Corruption, and Sanctions

We are also subject to AML, anti-corruption, and economic and trade sanctions laws and regulations, such as the BSA/PATRIOT Act, that requires that we develop and implement risk-based AML programs, verify the identity of customer accounts, report suspicious activity, and maintain transaction records. In addition to the foregoing, we are required to designate a BSA/AML compliance officer, provide regular training to employees on money laundering prevention, and undergo an annual, independent audit to assess the effectiveness of our AML program. We have policies and procedures in place to address these requirements, including know-your-customer procedures and transaction monitoring designed to identify potentially suspicious persons and activity.

We have policies and procedures for screening OFAC sanctions lists and utilize our proprietary software to screen each customer and each transaction to identify potential OFAC matches. Country-based sanctions lists and the SDN List update every 24 hours and our software automatically cross-references the names of all correspondents, counterparties, and their owners against the updated lists.

Consumer Laws and Regulations

The CFPB and other federal, local, and state regulatory and law enforcement agencies regulate financial products and enforce consumer protection laws, including those applicable to credit, debit, payments and other similar services. These agencies have broad consumer protection mandates, and they promulgate, interpret, and enforce rules and regulations that affect our business. Wise US is subject to, among other things, the Electronic Funds Transfer Act (“EFTA”) and Regulation E, issued by CFPB as well as prohibitions on unfair, deceptive, or abusive acts or practices. The EFTA establishes the conditions for any transfer of funds initiated by electronic means to debit or credit an account held by a consumer in a financial institution. Regulation E provides additional detail with respect to the rights and remedies set forth in the EFTA as applied to consumer customers, including but not limited to disclosures, pricing guidelines, and error resolution procedures.

Communications

Laws, regulations, and standards covering marketing, advertising, and other activities conducted by telephone, email, mobile devices, and the internet may be or become applicable to our business, such as the Federal Communications Act, the Federal Wiretap Act, the Electronic Communications Privacy Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”), and similar state consumer protection and communication privacy laws, such as the California Invasion of Privacy Act.

Data Protection and Information Technology

We collect and use a wide variety of information for various purposes in our business. In the United States, the Gramm-Leach-Bliley Act (“GLBA”), as implemented in part by Regulation S-P, sets out the federal privacy and data protection framework to which we are subject. The GLBA: (1) restricts the collection, processing, storage, use, and disclosure of consumer personal information; (2) requires notice to be provided to individuals of our privacy practices; and (3) provides individuals with certain rights to prevent the use and disclosure of protected information. The GLBA also imposes requirements for the safeguarding of consumer personal information. Certain state laws also restrict the ability to collect and utilize certain types of information, such as Social Security or driver’s license numbers.

In addition to the GLBA, state lawmakers and regulatory authorities have increased their attention to the collection and use of consumer data. For example, an increasing number of states in the United States have enacted stringent privacy and data protection legislation and regulations, such as the California Consumer Privacy Act (the “CCPA”), which gives California residents the right to access and request deletion or modification of their personal data, opt out of the sale of personal data, and receive detailed information about how their personal data is processed, and provides a private right of action for certain data breaches involving the loss of personal data. The California Privacy Rights Act modified the CCPA by expanding consumers’ rights with respect to certain personal data and creating a new state agency to oversee implementation and enforcement efforts. Regulations promulgated under the CCPA also impose new obligations with respect to risk assessments and cybersecurity audits of information systems processing personal data. Certain state laws also restrict the ability to collect and utilize certain types of information, such as biometric information, Social Security or driver’s license numbers. As such, the Illinois Biometric Information Privacy Act (“BIPA”) and Texas’ Capture or Use of Biometric Identifier Act regulate the collection, use, safeguarding, and storage of biometric information and provide for substantial penalties and statutory damages, with BIPA also providing a privacy right of action for violations.

The United Kingdom

Our U.K. regulated entities are Wise Payments Limited (FRN 900507) (“WPL”) and Wise Assets UK Ltd (FRN 839689) (“Wise Assets UK”).

WPL is authorized by the FCA as an electronic money institution (“EMI”) to provide payment services and issue electronic money, the conduct of which is subject to the PSRs.

Wise Assets UK is authorized by the FCA to carry out various investment services (under Part IV of the Financial Services and Markets Act 2000 (as amended) (“FSMA”)) including dealing in units as principal in respect of retail clients (subject to such activity meeting the “matched principal exemption” conditions (as defined in the FCA’s Glossary). Wise Assets UK is classified as a non-Small and Non-Interconnected (“non-SNI”) firm under Rule 1.2.1R of the FCA’s Prudential sourcebook for MiFID Investment Firms (“MIFIDPRU”). Wise Assets UK holds permission from the FCA to classify the Class A Shares as Common Equity Tier 1 instruments on a consolidated basis.

In addition, we are in the process of evaluating whether to make an application to the Prudential Regulation Authority for a banking license in the United Kingdom.

Regulatory Authorities

The FCA

WPL and Wise Assets UK are each authorized and regulated by the FCA. Their being regulated under differing regulatory regimes means that the applicability of FCA rules and guidance, and the basis upon which regulatory supervision is exercised, is slightly different for each firm.

As an EMI, WPL is required to comply with the Payment Services Regulations 2017 (“PSRs”) and Electronic Money Regulations 2011 (“EMRs”), as well as the FCA’s Principles for Business. The FCA is the authority responsible for supervising an EMI’s compliance with the applicable conduct of business rules, authorization and registration requirements (which include initial and ongoing capital requirements and safeguarding requirements), and AML and counter-terrorist financing (“CTF”) obligations.

Meanwhile, as an investment firm, the FCA imposes requirements on Wise Assets UK through a combination of its Principles for Businesses and more detailed provisions contained in the FCA Handbook.

The FCA has wide supervisory, monitoring and enforcement powers, requiring both regular and ad hoc reporting from firms.

The Payment Systems Regulator

The Payment Systems Regulator is the regulator and concurrent competition authority for payment systems and all participants in payment systems in the United Kingdom. The Payment Systems Regulator operates under the FCA but has separate duties and powers, including the ability to issue rules, written guidance and decisions.

WPL falls within the Payment Systems Regulator’s jurisdiction as a direct participant in the United Kingdom’s domestic payment system, the Bank of England’s Faster Payments Scheme. As a participant, WPL is required to deal with the Payment Systems Regulator in an open and cooperative way and must appropriately disclose to it anything relating to WPL’s business which could have a material adverse impact on its statutory objectives and duties.

Financial Ombudsman Service (“FOS”)

The FOS determines complaints by eligible complainants in relation to authorized financial services firms and certain other businesses in respect of activities and transactions under its jurisdiction. Complaints about payment services and electronic money can be within the jurisdiction of the FOS.

A large number of our U.K. customers fall within the definition of “eligible complainants” and therefore the FOS’s jurisdiction. The FOS determines complaints on the basis of what, in its opinion, is fair and reasonable in all the circumstances of the case and can authorize awards of up to £445,000 plus interest and costs (although a lower maximum award may be applicable, depending on the date a complaint is referred to the FOS and when the relevant act or omission occurred). The FOS may also make directions which direct the relevant business to take steps which the FOS considers just and appropriate.

Applicable Law

WPL and Wise Assets UK are subject to legal requirements and applicable regulatory rules and guidance with respect to prudential requirements, client money protection, conduct of business and AML and CTF (among other things). Further details on key legal obligations and rules that relate to our U.K. entities are set out below.

WPL – EMRs

WPL is authorized under the EMRs to issue electronic money (as defined in the EMRs) and provide both related and unrelated payment services.

The EMRs set out the authorization and conduct of business requirements for EMIs such as WPL, including rules covering pre-and-post contract information requirements, notice of variation of terms, the safeguarding of customers’ funds, redemption of funds, and termination rights. The payment services-related activities involved in the issuing of electronic money are governed by the PSRs.

As an authorized EMI, WPL must meet certain conditions. Such conditions include having:

•	robust governance arrangements for its e-money issuance and payment service business, including a clear organizational structure with well-defined, transparent and consistent lines of responsibility;

•	effective procedures to identify, manage, monitor and report any risks to which WPL might be exposed; and

•	adequate internal control mechanisms, including sound administrative, risk management and accounting procedures.

WPL is also under an initial and ongoing duty to meet certain minimum capital (“own funds”) requirements under the EMRs. Other initial and ongoing requirements include, among others:

•	having fit and proper controllers;

•	having directors and management of good repute and with the appropriate knowledge and experience to issue e-money and provide payment services;

•	having adequate measures in place to safeguard e-money holders’ and payment service users’ funds, which includes the requirement to segregate relevant funds from any other funds that it holds; and

•	ensuring that any close links with another person are not likely to prevent the FCA’s effective supervision of the firm.

WPL – PSRs

When WPL performs payment services, it is subject to the conduct requirements set out in the PSRs. Parts 6 and 7 of the PSRs set out the obligations relating to the conduct of business in providing payment services, which fall into two main categories:

•	information to be provided to the customer before and after execution of a payment transaction; and

•	the rights and obligations of both WPL and customers in relation to payment transactions.

The information requirements differ depending on whether the transaction concerned is carried out as part of an ongoing relationship under a “framework contract” (essentially where there is an ongoing relationship with a customer) or as a single payment transaction. There are also different requirements for payment instruments that are limited to low value transactions. However, in broad terms, the PSRs cover conduct of business requirements covering pre-and-post contract information requirements, notice of variation of terms, termination rights and information on transactions. Other provisions address authorization procedures for payments, refunds, liability for unauthorized or incorrect payments, procedure for execution and value dating.

WPL– Safeguarding Regimes

WPL is subject to separate safeguarding requirements under the EMRs (in relation to the e-money issued through their accounts with Wise) and the PSRs (in relation to send money transfers).

Under Regulation 20 of the EMRs, WPL is required to safeguard funds received in exchange for e-money it has issued. Any unrelated payment services WPL provides are separately subject to the safeguarding provisions set out in regulation of the PSRs. Pursuant to these requirements, WPL holds relevant funds (as defined in the EMRs and PSRs, respectively, as applicable) in separate accounts from all other funds it holds (including its working capital and other proprietary funds) or ensures such funds are covered by a comparable guarantee given by an authorized insurer, so that, in the event of its insolvency, claims of e-money holders or payment service users are paid from the asset pool formed from the segregated relevant funds or payment under the guarantee in priority to all other creditors (other than in respect of the costs of distributing the asset pool). As of May 7, 2026, the FCA has introduced a “Supplementary Regime” that strengthens safeguarding requirements for authorized payment institutions and electronic money institutions. The Supplementary Regime introduced enhanced daily reconciliation requirements, mandatory monthly safeguarding returns to the FCA, and new governance obligations, among other things.

Capital Requirements

Wise Assets UK is classified as a non-SNI firm, as it does not meet the SNI criteria defined under Rule 1.2.1R of MIFIDPRU. Consequently, the Group is also treated as a non-SNI investment firm group.

Following an official agreement with the FCA, Wise applies full prudential consolidation. Accordingly, we conduct our Internal Capital Adequacy and Risk Assessment on a consolidated basis, in full compliance with the Investment Firm Prudential Regulation and the MIFIDPRU sourcebook.

Wise Assets UK – FSMA

The FSMA establishes a framework for financial services legislation in the United Kingdom and gives the FCA powers to make rules and guidance for firms within the scope of the FSMA regulatory regime, which includes Wise Assets UK.

Wise Assets UK – SM&CR

The Senior Managers & Certification Regime (“SM&CR”) seeks to enhance individual responsibility and accountability within financial services firms. Wise Assets UK is a core firm for the purposes of the SM&CR and has designated senior managers under the SM&CR. The SM&CR comprises:

•	a Senior Managers Regime for individuals who are subject to FCA approval;

•	a Certification Regime, which requires relevant firms to assess the fitness and propriety of certain employees carrying out a “significant harm” function; and

•	a set of Conduct Rules applicable to most employees.

Sanctions

There are a number of relevant regulators and authorities in the United Kingdom with sanctions related responsibilities. The Foreign, Commonwealth & Development Office is responsible for formulating overall U.K. government policy on international sanctions, while the Office for Financial Sanctions Implementation (“OFSI”), His Majesty’s Treasury, is responsible for ensuring that financial sanctions are properly understood, implemented and enforced. OFSI handles applications for financial sanctions licenses and associated notifications and authorizations. The Department for Business and Trade is primarily responsible for trade sanctions and licensing related to the same (through the Office of Trade Sanctions Implementation), including civil enforcement, while His Majesty’s Revenue & Customs is responsible for the criminal enforcement of all trade sanctions measures. Breaches of the United Kingdom’s sanctions regime can result in criminal or civil penalties, including potentially considerable fines.

MLRs and the Proceeds of Crime Act 2002

The United Kingdom’s AML and CTF legal and regulatory framework, as applicable to WPL and Wise Assets UK, comprises two parts:

•

the criminal offences of money laundering and terrorist financing, which are applicable to all individuals and entities in the United Kingdom. The primary offences are set out in the Proceeds of Crime Act 2002 (“POCA”) and the Terrorism Act 2000 (“TACT”). The key offences in POCA include concealing or removing the proceeds of crime from the jurisdiction, arranging for the acquisition or use of the proceeds of crime, possessing or using the proceeds of crime and failing to disclose knowledge or suspicion of the activity of money laundering. Both corporate entities and individual officers can be prosecuted for these offences. As the proceeds of crime may derive from conduct occurring in the United Kingdom or abroad if the conduct occurring overseas would have been unlawful had it occurred in the United Kingdom, the United Kingdom’s AML regime will have a certain degree of extra-territorial effect; and

•

the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (“MLRs”), which place administrative requirements on persons carrying on certain types of business in the United Kingdom, including in the financial services industry, to conduct customer due diligence and to keep records to help detect and counter (and wherever possible prevent) money laundering, terrorist-financing and fraud. Such firms must take a risk-based approach in establishing procedures to meet the requirements of the MLRs.

The FCA expects businesses such as WPL to comply with its anti-financial crime obligations, as detailed in the FCA’s Payment Services and Electronic Money Approach Document. This includes implementing internal policies, procedures, and adhering to industry standards, such as those from the Joint Money Laundering Steering Group. Similarly, the FCA Handbook requires FSMA-authorized firms such as Wise Assets UK to maintain effective systems and controls against financial crime, as outlined in the FCA’s Systems and Controls sourcebook.

Belgium and EEA

Wise’s Belgian regulated entity is Wise Europe SA (“Wise Europe”), with registration number 0713629988. Wise Europe is regulated as a Payment Institution in Belgium by the National Bank of Belgium (“NBB”), and with this authorization has passporting rights to provide its services to EEA clients on a cross-border basis.

Wise Europe is authorized by the NBB to provide the following payment services:

•

execution of payment transactions, including transfers of funds on a payment account with the user’s payment service provider or with another payment service provider, including execution of direct debits, including one-off direct debits; execution of payment transactions through a payment card or a similar device; and execution of credit transfers, including standing orders;

•	issuing of payment instruments and/or acquiring of payment transactions; and

•	money remittance.

Wise Europe is also authorized to provide its services across the EEA through its passporting rights.

Wise Assets Europe AS (“Wise Assets Europe”) is authorized by the Estonian Financial Supervision and Resolution Authority (“EFSA”) under the Securities Markets Act (“SMA”) to carry out various investment services which it passports across EEA, in particular (i) reception and transmission of orders related to securities; (ii) execution of orders related to securities in the name of or for the account of the client; (iii) safekeeping and administration of securities for a client and activities related thereto; and (iv) provision of foreign exchange services where these are connected with the provision of investment services.

Regulatory Authorities

NBB

Wise Europe’s primary regulator in Belgium is the NBB. The NBB is responsible for prudential supervision of credit institutions, insurers, stockbrokers, and other financial organizations, and, alongside the Belgian Financial Services and Markets Authority and the FPS Finance, the NBB ensures the supervision of the Belgian financial sector. Its authority includes oversight of the financial information that Wise Europe disseminates and the products it offers to people and its compliance with the rules of business conduct. The NBB and Belgian Financial Services and Markets Authority act in concert with the European Banking Authority, an independent EU authority that provides prudential regulation and supervision across the European banking sector.

EFSA

Wise Assets Europe is regulated by the EFSA. EFSA carries out state supervision over banks, insurance companies, insurance intermediaries, investment firms, fund managers, investment and pension funds, payment institutions, e-money institutions, creditors and credit intermediaries, and the securities market that all operate under activity licenses granted by EFSA.

Applicable Law

PSD2

The primary aim of the Revised Payment Service Directive (“PSD2”) was to update, complement and replace the original Payment Services Directive. PSD2 was transposed in Belgium through the Act of 11 March 2018 on the legal status and supervision of payment institutions and e-money institutions, which entered into force on March 26, 2018, and the Act of 19 July 2018 amending and inserting provisions relating to payment services in various books of the Economic Law Code. It introduced new requirements aimed at enhancing payments security and regulating online payment services, in addition to creating a more integrated and seamless payments experience for payment institution customers across the EEA. PSD2 captures Wise Europe as a payment institution. The primary aims of the regulation are to improve consumer protection, create a more secure payment environment while fostering innovation, and ensuring a level playing field between payment services providers.

PSD2 builds on the original Payment Service Directive by requiring Wise Europe to notably:

•	issue and use strong customer authentication solutions, allowing for authorization to be linked to the specific amount and payee;

•	offer transaction and device monitoring to identify unusual payment patterns; and

•

provide standardized and reliable access interface to payment accounts (i.e., an API) which makes it possible to identify third-party payment service providers in a secure way and secures all related communication between all parties involved.

PSD2 also extended provisions on transparency and information requirements to all currencies (as opposed to only those in the EEA), broadened the definition of “payment services” to include payment initiation services and account information services and amended certain exemptions and conduct of business rules.

Interchange Fee Regulation

The Interchange Fee Regulation introduced ceilings for inter-change fee rates on card-based payment transactions. Business cards are excluded from the section on inter-charge fees and the Intercharge Fee Regulation specifies that it applies to transactions where both the payer’s payment service provider and the payee’s payment service provider are located within the European Union.

Capital Requirements

Under PSD2, authorized PIs are required to hold a minimum amount of capital as a buffer in the event of unexpected losses or to satisfy first losses if it were to be wound up. Minimum capital requirements (referred to as “Own Funds”) are calculated in accordance with the Royal Decree of 27 April 2018 approving the Regulation of 10 April 2018 of the National Bank of Belgium on the own funds of payment institutions. As a result, Wise Europe is required, at all times, to hold Own Funds equal to or in excess of the greater of:

•	the amount of initial capital required (€125,000); and

•	the minimum own funds requirement which amounts to the sum of the following elements multiplied with scaling factors: 4% of average monthly payment volumes up to €5 million; 2.5% of average monthly payment volumes above €5 million up to €10 million; 1% of average monthly payment volumes above €10 million up to €100 million; 0.5% of average monthly payment volumes above €100 million up to €250 million; and 0.25% of average monthly payment volumes above €250 million.

Sanctions

The sanctions regimes applicable in Belgium are imposed at different levels: internationally by the UN Security Council and the European Union and nationally by different Belgian authorities. The General Administration of the Treasury is authorized to carry out the administration and compliance inspection for these sanctions. In addition to its implementation of the UN and EU sanctions regimes, Belgium has taken measures to draw up its National List, adopted by a Royal Decree of 28 December 2006, as amended from time to time. The decree requires the immediate freezing of all funds and economic assets of the persons and entities mentioned in the national list and forbids, directly or indirectly, facilitating the funds and economic assets of these persons and entities. Financial institutions, including Wise, must forward information regarding the implementation of the Decree, including information about bank accounts and other assets and economic resources of the aforementioned, to the Minister of Finance c/o General Administration of Treasury. Breaches of these restrictive measures are enforced under Belgian Law of 11 May 1995.

Wise Assets Europe—MiFID II

SMA implements the Markets in Financial Instruments Directive II (MiFID II), the Markets in Financial Instruments Regulation and the Markets in Financial Instruments Directive Organisational Regulation, which also apply to Wise Assets Europe.

Wise Assets Europe—Capital Requirements

Under the Investment Firms Regulation, a firm’s minimum capital requirement is determined by its regulatory permission profile and the activities it undertakes. Wise Assets Europe, classified as a Class 2 investment firm, has a permanent minimum capital requirement of €150,000 under Article 9 of Directive (EU) 2019/2034.

Australia

Our Australian regulated entity is Wise Australia Pty Ltd (“Wise Australia”). It is regulated by the Australian Securities and Investments Commission (“ASIC”) as an Australian financial services (“AFS”) licensee pursuant to the Corporations Act 2001 (Cth) Australian Corporations Act. As an AFS licensee, Wise Australia is authorized to carry on a financial services business in Australia and to provide certain financial services specified under its AFS license. Under its AFS license, Wise Australia is authorized to (i) provide general financial product advice in respect of foreign exchange contracts, managed investment schemes (excluding investor-directed portfolio services), and non-cash payment products; (ii) deal in financial products by issuing, applying for, acquiring, varying or disposing of foreign exchange contracts and non-cash payment products and by applying for, acquiring, varying or disposing of those products on behalf of another person; and (iii) make a market for foreign exchange contracts. Wise Australia is authorized to provide these financial services to both retail and wholesale clients.

Wise Australia is also regulated by the Australian Prudential Regulation Authority (“APRA”) under an authorized deposit-taking institution (“ADI”) license. This license permits Wise Australia to carry on banking business in Australia under subsection 9(3) of the Banking Act 1959 (Cth) (“Australian Banking Act”), limited to providing purchased payment facilities (“PPF”).

Further, Wise Australia is regulated by the Australian Transaction Reports and Analysis Centre (“AUSTRAC”) as a registered independent remittance dealer and account provider in accordance with the Anti-

Money Laundering and Counter-Terrorism Financing Act 2006 (“Australian AML/CTF Act”). It is enrolled on the AUSTRAC Reporting Entities Roll and registered on the AUSTRAC Remittance Sector Register.

Wise Australia Investments Pty Ltd (Wise Australia Investments) holds an Australian Financial Services license issued by ASIC to carry out various investment services, including offering our Wise Assets product in Australia.

Regulatory Authorities

ASIC

ASIC is Australia’s regulator for corporations, financial markets, financial services and consumer credit. The principal law governing corporations and the provision of financial services in Australia is the Australian Corporations Act and its regulations under the Corporations Regulations 2001 (Cth).

ASIC maintains broad supervisory powers in respect of companies and AFS licensees. These include the imposition of any criminal or civil liability for breaches of relevant provisions in the Australian Corporations Act. Under certain circumstances, ASIC also has, for example, the power to deregister proprietary companies, to cancel an AFS license and to issue a banning order which prohibits the person from providing any financial services or specified financial services in specified circumstances or capacities.

APRA

APRA is the prudential regulator of the financial services industry in Australia. It licenses and supervises banking, insurance and superannuation businesses. APRA establishes prudential standards that regulated institutions must comply with. These standards set out a range of requirements in relation to financial soundness, risk management, and governance.

The license obtained by Wise Australia from APRA permits it to carry on banking business in Australia, limited to providing PPF. Wise Australia must meet certain prudential requirements applicable to providers of PPF, as set out in Prudential Standard APS 610. Specifically, pursuant to the terms of its license, Wise Australia is required, at all times, to maintain Common Equity Tier 1 capital above its prudential capital requirements, which is minimum of 4% of total outstanding stored value liabilities. Wise Australia must not pay interest on amounts held for the benefit of its customers. In addition, it is not authorized to conduct general banking business in Australia.

After an institution is licensed by APRA, it is subject to ongoing supervision to ensure it is meeting APRA’s prudential requirements. If APRA has concerns about a supervised institution’s prudential strength or risk management, it will work with the institution to have those issues promptly addressed. If the institution is uncooperative, or APRA otherwise considers it necessary, APRA can take a range of enforcement actions against an institution, or individuals associated with that institution, to protect the interests of depositors.

AUSTRAC

AUSTRAC administers the AML and CTF laws in Australia, and is also the primary regulator of remittance service providers in Australia. AUSTRAC maintains ongoing oversight of reporting entities. This includes the imposition of any criminal or civil liability against such entities for breach of relevant provisions in the Australian AML/CTF Act. In addition, AUSTRAC has the power to cancel a person’s registration on the AUSTRAC Remittance Sector Register (i.e., require the person to cease providing registrable designated remittance services) in certain circumstances, including breaches of a condition of registration.

Department of Foreign Affairs (“DFAT”)

DFAT is a department of the Federal Government of Australia. DFAT administers Australia’s sanctions regime and may impose criminal liability against persons for breach of relevant sanctions provisions.

Applicable Law

Australian Corporations Act

In respect of financial services, the Australian Corporations Act requires a person, subject to applicable exemptions, to hold an AFS license, or be an authorized representative of a person who holds an AFS license, if they carry on a financial services business in Australia. ASIC maintains oversight of the AFS licensing regime.

The Australian Corporations Act imposes overriding general obligations on AFS licensees, including the requirement to do all things necessary to ensure that the financial services covered by the relevant AFS license are provided efficiently, honestly and fairly. In addition to the general obligations, AFS licensees are otherwise required to comply with certain requirements relevant to the financial services and products that they provide to their clients (such as disclosure requirements in the form of a Product Disclosure Statement in specified situations involving the issue of a financial product to a retail client).

Australian Banking Act

Under the Australian Banking Act, it is an offence to conduct banking business in Australia without the proper authority. A company that intends to conduct any business that can be classed as banking business, needs to obtain an ADI license from APRA giving it the authority to conduct banking business in Australia.

ADIs must also comply with the Financial Accountability Regime (“FAR”), which is set out in the Australian Financial Accountability Regime Act 2023. FAR, which is jointly administered by ASIC and APRA, establishes accountability obligations for ADIs and their senior executives and directors, including, among other things, deferred remuneration, key personnel and notification obligations for ADIs. It also requires ADIs to appoint accountable persons to the responsibilities covered under the regime.

Capital Requirements

Prudential Standard APS 610 requires ADIs that have obtained an authority to provide PPF to meet prudential requirements commensurate with their risk profile. These ADIs form a class of ADI known as PPF providers. PPF providers are not authorized to conduct general banking business in Australia.

Prudential Standard APS 610 sets out the ADI prudential standards that apply to PPF providers, as well as additional requirements applying to PPF providers that have stored value at risk. The key requirements of this prudential standard for PPF providers with stored value at risk are:

•	A PPF provider must maintain Common Equity Tier 1 Capital above its prudential capital requirement at all times;

•	A PPF provider with stored value at risk must hold, at all times, high quality liquid assets equal to its stored value liabilities; and

•	A PPF provider with stored value at risk must meet certain operational risk requirements.

A PPF provider has a notification obligation to inform APRA of any actual or potential breach of the capital adequacy requirements, and any breach of its minimum liquidity holdings, or concerns over the adequacy of its liquidity holdings.

Other Prudential Requirements

Prudential Standard APS 610 also requires Wise Australia to comply with several other prudential standards in relation to operational risk management (CPS 230), risk management (CPS 220), information security (CPS 234), governance (CPS 510), fit and proper (CPS 520), resolution planning (CPS 900) and audit (APS 310).

Australian AML/CTF Act

Entities that carry on a business in Australia providing designated services, including remittance and currency exchange services, must enroll with AUSTRAC as reporting entities and comply with certain requirements under the Australian AML/CTF Act and AML/CTF Rules. Remittance and currency exchange services are deemed to be designated services under the Australian AML/CTF Act, and providers of designated remittance services must separately register on the AUSTRAC Remittance Sector Register.

Reporting entities are required to develop and maintain an AML/CTF program. The purpose of an AML/CTF program is to specify how the reporting entity will identify, mitigate and manage risk that it might reasonably face that the provision of designated services at or through a permanent establishment of the entity in Australia might involve or facilitate money laundering or financing of terrorism, and to set out applicable customer identification procedures for customers of the reporting entity.

In addition to developing and maintaining an AML/CTF program, some other key requirements for reporting entities include compliance with reporting obligations (including the reporting of suspicious matters to AUSTRAC) and record-keeping (for example, regarding applicable customer identification procedure).

Sanctions Laws

The Charter of the United Nations Act 1945 (“United Nations Act”), which implements the United Nations Security Council sanctions, and the Autonomous Sanctions Act establish the sanctions regime in Australia. Both laws are administered by DFAT. These laws impose particular sanctions measures (including undertaking a sanctioned supply or sanctioned import) in respect of specific countries or particular groups of people (such as persons who commit terrorism).

It is an offence under the United Nations Act for any person to engage in conduct that would contravene a UN sanction enforcement law. Contravention of a United Nations sanction enforcement law is punishable by imprisonment (for individuals) or by imposition of a fine (for both individuals and corporations).

The Autonomous Sanctions Act prohibits persons from engaging in conduct that would contravene a sanction law. Sanction laws are specified by the Minister for Foreign Affairs by legislative instrument, and include autonomous sanctions that have been legislated under the Autonomous Sanctions Regulations.

Privacy Laws

The Privacy Act outlines the Australian Privacy Principles that companies need to meet to ensure protection of privacy for individuals. Currently there are 13 privacy principles which cover collection, disclosure, security, access, and management of personal information as well as direct marketing and anonymity requirements.

Governance of Third-Party Risk

Wise maintains a Third-Party Management & Outsourcing Policy (“TPM Policy”) to deliver guidelines and practices for governance, regulatory compliance and risk management of its in-scope third party arrangements. Wise’s Group Risk Committee, a committee of the leadership team, is responsible for approving the TPM Policy. The TPM Policy sets out a number of controls, including pre-onboarding and onboarding controls (e.g., risk profile determination, service materiality evaluations, due diligence, activity suitability evaluations), contract controls and ongoing monitoring controls (e.g., periodic reassessments and required business continuity and disaster recovery documentation). Collectively, these processes are designed to ensure effective risk management and regulatory compliance for all in-scope third parties throughout their lifecycle with Wise, from onboarding to offboarding.

C. Organizational Structure

Wise Group plc is a Jersey public limited company that serves as the ultimate parent company of the Group. Wise Group plc is Jersey incorporated and is intended to be solely a U.K. tax resident. Our principal executive office is located at 1st Floor Worship Square, 65 Clifton Street, London EC2A 4JE, United Kingdom.

The Wise Group spans approximately 53 subsidiaries across 24 countries. This includes 44 “operating” subsidiaries (21 in APAC, 13 in EMEA, 5 in LatAm and 5 in North America) which are at various stages of operation. The remaining subsidiaries are group holding companies or are otherwise non-operating.

D. Property, Plant and Equipment

Our principal executive office is located in leased office space on 1st Floor Worship Square, 65 Clifton Street, London EC2A 4JE, United Kingdom, and consists of approximately 83,000 square feet. As of March 31, 2026, we principally leased offices in seven additional cities: Austin, Budapest, Brussels, New York, Singapore, Tallinn and São Paolo. We also operate out of flexible office locations across the globe as needed to support our operations. We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities. While we may require additional space and facilities as our business expands, we believe that our current facilities are adequate to meet our current needs.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the section titled “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis, as well as the section titled “Cautionary Statement Regarding Forward-Looking Statements.” The accompanying review, including all periods presented, have been prepared under U.S. GAAP.

This section of our Annual Report on Form 20-F discusses our financial condition and results of operations for the financial year ended March 31, 2026 compared to the financial year ended March 31, 2025. For a discussion of results for the financial year ended March 31, 2025 compared to the financial year ended March 31, 2024, see “Item 5. Operating and Financial Review and Prospects” within our registration statement Form 20-F filed with the SEC on April 17, 2026.

A. Operating Results

Overview

Fifteen years ago, we set out with a simple but visionary goal that became the mission for Wise: money without borders. It should not be more expensive or less convenient to use your money in another country. People and businesses should always know what each transaction actually costs.

Guided by this mission, we started with fixing overseas transfers and went on to build an international account for a truly borderless experience for people and businesses using their money. An increasing number of banks and online platforms now offer our products to their customers via Wise Platform.

To power this borderless experience, we have built an innovative infrastructure for the world’s money—one that makes payments instant, convenient, low-cost and transparent. In the year ended March 31, 2026, this infrastructure powered payments across more than 40 currencies, moved $243.5 billion across borders for 18.9 million people and businesses, and saved them approximately $3.3 billion along the way, based on our estimates of per transaction savings calculated by reference to publicly available foreign exchange rates and fees of alternative banks and payment providers. As of March 31, 2026, our customers’ holdings across their cash and Wise Assets balances equaled $39 billion, reflecting the trust we have built with our customers. This included $9.0 billion held with Wise Assets (i.e. assets under custody), an account feature that helps our customers earn a return on their money while ensuring it’s still conveniently accessible.

Our Business Model

We have achieved strong growth and operating results since we started. Our net revenue was $2.5 billion for the financial year ended March 31, 2026, an increase of $0.4 billion over the financial year ended March 31, 2025. Our net income was $498.7 million for the financial year ended March 31, 2026, a decline of $51.6 million over the financial year ended March 31, 2025, primarily driven by the reduction in our average cross-border take rate by 0.06 percentage points, from 0.58% to 0.52%, reducing net revenue growth compared to volume growth. We believe these reductions in cross-border take rates, as a result of price reductions and mix effect, have supported growth in cross-border volumes and active customers by making our products and features more attractive to customers. This was accompanied by increased investment in headcount, servicing, third-party spend and outsourced services, reflecting in part our preparation for the Reorganization Transaction and commencement of operations as a U.S. listed company, as well as continued investment in our infrastructure, marketing and product development.

We report our revenue based on the nature of the underlying services provided, which are consistent across all three product offerings. Our transaction revenue streams consist of: (i) revenue from cross-border payment services, including money transfers, currency conversions and account services; (ii) card revenue refers to debit card services and mainly comprises interchange and other card usage fees; and (iii) other revenue from account top-ups, same-currency transfers, one-time fee charged to Wise business customers, fees earned for the provision or replacement of physical cards and Wise Assets management fees. We also generate interest income from interest we earn on customer funds. Separately, a portion of interest or cashback is paid back to customers, where regulations permit, including to customers in Brazil, the European Economic Area and the United States. Such interest or cashback, even where permitted, is not paid on all currency balances, and in the United States, is only paid where customers opt in to the product. See “ —Key Trends and Factors Affecting Our Performance—Interest Rates and Interest Expense on Customer Balances and Liabilities” for additional information on interest expense on customer liabilities.

Wise Account, Wise Business and Wise Platform generate revenue across these net revenue streams. For example, both Wise Account and Wise Business customers generate cross-border transaction revenue when they send money internationally or convert currencies, and both generate card revenue when they use their Wise Cards. Similarly, Wise Platform partners’ customers generate cross-border transaction revenue and may generate card revenue when they access our services. We evaluate and manage our revenue principally based on these net revenue streams rather than by individual product offerings.

Wise Account is our global solution for people who want to send, spend and earn with more speed, transparency and convenience. In the financial year ended March 31, 2026, Wise Account served 18.0 million active personal customers across the world, up from 14.9 million in the prior year. Personal customer balances also grew significantly, up 38% to $18.8 billion at March 31, 2026 compared to March 31, 2025. Wise Account primarily generates revenue from cross-border transactions, with personal cross-border take rates averaging 0.57% for the financial year ended March 31, 2026 and 0.63% for the financial year ended March 31, 2025.

Wise Business is our business-focused product offering tailored to enable businesses to grow and operate internationally. For the financial year ended March 31, 2026, Wise Business had 850 thousand active business customers, including an average of 29 thousand new businesses joining per month during this period. Business customer deposits held totaled $11.2 billion at March 31, 2026 as compared to $8.4 billion at March 31, 2025. We continue to see growth in volume with businesses having sent or spent a total of $5.9 billion on average every month in the financial year ended March 31, 2026, growing our business cross-border volumes by 42% since the financial year ended March 31, 2025. Wise Business primarily generates revenue from cross-border transactions, with business cross-border take rates averaging 0.39% for the financial year ended March 31, 2026 and 0.44% for the financial year ended March 31, 2025.

Both Wise Account and Wise Business generate revenue primarily from fees we charge customers for transfers, conversions, card transactions, account set-up and use of Wise Assets products.

Wise Platform is our global payment infrastructure for banks, financial institutions and enterprises around the world. Wise Platform provides these organizations with the capabilities to serve their customers with a world-class experience to send, receive, hold and spend money cross-border instantly, reliably, securely and cost-effectively. The value of our infrastructure has been clearly demonstrated by some of the leading global banks choosing Wise as a partner for their cross-border payment needs. Wise Platform generates revenue from end customers, both personal and business, who use our services, such as from convenience fees charged in addition to the applicable transaction fees on cross-border transfers as well as from the fees we charge banks, financial institutions and enterprises for integration with our infrastructure through the API.

For each of the financial years ended March 31, 2026 and March 31, 2025, Wise Business represented approximately one quarter of transaction activity for the periods, with Wise Account representing the remaining balance. While a distinct product offering that has grown significantly in recent years, Wise Platform does not yet generate a material percentage (i.e., it currently generates less than 10%) of the Group’s overall transaction activity and as such is included within both Wise Account and Wise Business activity.

We are committed to fueling growth through scaled investments that are strategic and return-led. Over the medium term, we plan to increase our annual spend to support Wise’s growth, including increased investment in marketing, hiring, infrastructure, servicing and products to accommodate a growing customer base and to expand into our total addressable market. Investing in enhancing the awareness of our brand and our products will ensure our growth remains strong amidst a growing and increasingly competitive digital-first money transfer market.

Key Operating Metrics

In addition to the measures presented in our consolidated financial statements, we regularly monitor certain key operating metrics, including cross-border volume, cross-border take rate and active customers. We use these metrics to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions.

•

Cross-border volume is calculated as the volume of transactions, measured in U.S. dollars, where the source currency and target currency are different. We believe cross-border volume is a meaningful indicator of our business performance as our revenue is primarily generated on fees from cross-border transactions, calculated as a percentage of cross-border transaction volumes.

•

Cross-border take rate is calculated as cross-border revenue divided by cross-border volume. We believe cross-border take rate is a meaningful indicator of our business performance as it describes the percentage of revenue collected on the volume of transactions processed.

•

Active customers represent the total number of unique customers who have completed at least one cross-border transaction in a given reporting period. We believe active customers is a meaningful indicator of our business performance as it is a key driver for the growth in our cross-border volume.

These metrics may not be comparable to similar performance measures used by our competitors.

Across these key operating metrics, we monitor the split between personal and business customers. We consider this split to be useful in monitoring key trends underpinning business performance.

In the financial year ended March 31, 2026, our cross-border volume was $243.5 billion, up from $185.2 billion in the financial year ended March 31, 2025. Cross-border volume was split between personal cross-border volume of $173.0 billion and business cross-border volume of $70.5 billion, up from $135.7 billion and $49.5 billion in the financial years ended March 31, 2026 and 2025, respectively.

Growth in cross-border volume over these periods was underpinned by growth in active customers, which increased from 15.6 million in the financial year ended March 31, 2025 to 18.9 million in the financial year ended March 31, 2026. This was split between active personal customers, which grew from 14.9 million to 18.0 million, and active business customers which grew from 0.7 million to 0.9 million.

The growth in cross-border volume and active customers has been supported by a reduction in our cross-border take rates, making our products more attractive to our customers. Our cross-border take rate decreased from an average of 0.58% for the financial year ended March 31, 2025 to 0.52% for the financial year ended March 31, 2026, with personal customer cross-border take rates decreasing from 0.63% to 0.57% and business customer cross-border take rates decreasing from 0.44% to 0.39%.

Key Trends and Factors Affecting Our Performance

Global and Regional Macroeconomic Factors

Global and regional economic as well as political factors, including inflation, currency fluctuations, immigration, conflict, global travel, and regulatory changes, affect demand for our services and product offerings. These factors, particularly currency appreciation or depreciation, shifts in migration patterns or immigration policy, and changes in digital adoption, can alter transaction timing and volume, and customer numbers; although the increasingly global nature of our business with diversified revenues across regions somewhat mitigates this risk.

Customer Growth

Our long-term growth is primarily driven by our ability to attract new customers in a competitive landscape, including through our Wise Platform product offering; the market for our products is fragmented and characterized by changing customer expectations, evolving regulatory standards and frequent launches of new products and features. Key competitors include global banks, new financial institutions or platforms, legacy foreign exchange businesses and payment infrastructure providers.

We attract Wise Account and Wise Business customers through our competitive pricing model, our speed of transactions and the transparent service we provide. As the benefits of Wise have become more widely known, banks have been incentivized to partner with us, leveraging our infrastructure to provide these benefits for their customers, through Wise Platform. This means that current competitors can turn into partners, and their customers can turn into our customers, as we continue to invest into our infrastructure to maintain our competitive advantage. Our long-term aim is for Wise Platform to account for more than 50% of Wise’s cross-border volume. See “Item 4. Information on the Company—B. Business Overview—Our Growth Strategy.”

Our transparent and competitive pricing is evident through our latest cross-border take rate. Our cross-border take rate, which represents cross-border revenue across all customer activity as a portion of cross-border volume, was on average 0.52% for the year ended March 31, 2026, a reduction of 0.06% from the year ended March 31, 2025. We are continuously seeking to expand our customer base through our investment in infrastructure, innovating both existing and new products, and strengthening our trusted financial services for customers with cross-border financial needs. Our customer growth is dependent on our ability to maintain existing and obtain new licenses, as well as maintaining capacity to onboard new customers.

Fee Structure

Our commitment to a return-led approach means we continue to pass on efficiency gains and sustainable reductions in our costs to our customers as price reductions, driving our long-term growth and reducing our take rate. Conversely if our costs increase we may need to increase the fees charged to customers which could make us less competitive.

Interest Rates and Interest Expense on Customer Balances and Liabilities

Interest income on customer balances is affected by the amount of customer deposits we hold and market interest rates. We are also exposed to changes in interest income resulting from movements in interest rates on our financial assets, including cash and cash equivalents and short-term investments. Our earnings are also impacted by the amount of interest income we return to our customers. While our interest framework has historically aimed to ultimately return to our customers 80% of interest income yield greater than 1%, we have not been able to do so across all jurisdictions. We returned 45% of this target in the financial year ended March 31, 2026, with the remainder unable to be returned due to several reasons, including: regulatory restrictions applicable to deposits in certain jurisdictions that prevent the payment of interest or cashback (such as the United Kingdom, which made up two-thirds of the shortfall); the use of currencies for which we do not yet pay interest or cashback; and regulatory requirements in certain geographies.

We have paid interest at variable rates to customers on balances held in their accounts in the following jurisdictions and currencies:

•	in Brazil, on balances in Brazilian Real;

•	in the European Economic Area, on balances in Euro, U.S. dollar and pound sterling; and

•	in the United States, on eligible balances in U.S. dollar, Euro and pound sterling.

As we resolve any regulatory hurdles or otherwise increase the portion of interest income yield that we return to our customers (including if a greater percentage of customers opt-in to receive interest), our interest expense on customer liabilities may grow.

Investments in Infrastructure and Marketing

We plan to continue making significant uncapitalized investments in our infrastructure, products and marketing over the upcoming years. These investments include the expansion of our licenses and connections to banks and payment systems; enhancements to our Wise Account and Wise Business products offering and brand marketing. In line with our financial model, we expect these investments to fuel future growth in customers, volume and efficiencies, thereby creating further capacity for investment. Our cost base is affected by the need to maintain regulatory compliance across numerous jurisdictions in which we operate, which requires continued investment in our infrastructure, servicing, technology and products.

Headcount Growth

We expect to continue to grow our headcount to support the expansion of the business, including product development, market expansion, regulatory and risk management capabilities and customer operations. The rate of expansion is assessed on an ongoing basis taking into account factors such as the growth of our business, productivity, automation, use of outsourced services, operating leverage, regulatory requirements, talent availability and macroeconomic conditions, each of which may cause variability in our hiring plans and, as such, we may adjust the pace of hiring accordingly.

Public Company Costs

We expect to continue to incur additional costs associated with operating as a listed public company. We anticipate that these costs will relate to personnel, legal, consulting, audit and other expenses. Of particular note, the Sarbanes-Oxley Act, as well as rules adopted by the SEC and Nasdaq, require U.S. public companies to implement and adhere to specific corporate governance practices, rules and regulations which lead to legal, regulatory and financial compliance costs.

Currency Fluctuations

Currency fluctuations can influence customer behavior, cross-border volumes and pricing.

In addition, we report our results in U.S. dollars while a share of our revenues, expenses, assets, liabilities and equity is denominated in other currencies; as a result, movements in exchange rates affect our reported performance.

Where possible and cost effective we mitigate exposure by matching assets and liabilities by currency and, where appropriate, using derivative financial instruments to mitigate the impact.

Share Price

Income tax expense is impacted by tax deductions generated from share based payments. Therefore, movements in share price could cause fluctuations in our net income.

Transaction Frequency

We have historically experienced some degree of higher transaction frequency, primarily in card revenue, as customers travel and send gifts for regional and global holidays, which resulted in higher active customer numbers in the first and second financial quarters. We anticipate that this trend in card revenue will continue, but the impact on our financial results is limited considering the proportion of net revenue that is card revenue, which was 16% for the financial year ended March 31, 2026.

Components of Operating Results

Transaction Revenue

Revenue from Cross-Border Payments

We generate revenue primarily from cross-border payment services, including money transfers, currency conversions and account services. Applicable fees vary depending on several factors, including the currency route, transaction size, transaction type and payment method. A contract is established between the customer and Wise upon customer account opening or initiation of a money transfer. Customers formally accept the terms and conditions of the relevant service via Wise’s website or app. Revenue recognition occurs upon performance obligation fulfillment. For money transfers, this happens when funds reach the recipient. For currency conversions, revenue is recognized when a customer’s balance is converted to a different currency within their account. The time required to process the payment to the recipient, and therefore to satisfy our performance obligations, depends on the processing time our banking partners require to deliver funds to the recipient. As such, the revenue is deferred until the funds are delivered.

Revenue from Card

Card revenue primarily consists of interchange fees and card usage fees. A contract is formed between the customer and Wise when a virtual or physical card becomes available for use, enabling payments and withdrawals. Card revenue is based on the agreed terms and conditions. Revenue recognition is tied to a single performance obligation, satisfied upon transaction capture.

Revenue from Other Services

Other revenue streams primarily consist of:

•

Account Top-Ups and Same-Currency Transfers: Revenue is generated from top-ups of account balances or transfers to recipients using the same currency, which we refer to as “same-currency transfers.” Revenue recognition occurs upon transaction completion for top-ups and upon delivery of funds to the recipient for transfers.

•

Business Account Setup Fees: A one-time fee is charged to Wise Business customers in certain regions upon account setup. Revenue is recognized over time, aligning with the expected duration of account usage.

•

Physical Card Provision/Replacement Fees: Fees are earned for the provision or replacement of physical cards. Revenue is recognized over time, corresponding to the expected card service period (typically the card’s lifespan).

•

Wise Assets Management Fees: We generate revenue from our multi-currency investment feature, Wise Assets, by charging fees based on the daily value of assets held under custody. Revenue is accrued daily and recognized over time, reflecting the period we provide services to our Assets customers. We act as an agent on behalf of the customers and do not retain control nor benefit from the assets, thus it does not recognize the financial assets and the respective liabilities for the assets.

Interest Income on Customer Balances

Interest income on customer balances is earned from holding customer funds as cash and cash equivalents or investing them into highly liquid permitted financial assets. These amounts are recognized in the Consolidated Statement of Comprehensive Income of our consolidated financial statements using the effective interest rate method.

Interest Expense on Customer Liabilities

Interest expense on customer liabilities is the interest expense payable to customers for holding eligible balances in their accounts with Wise. These amounts are calculated as a percentage of those eligible balances and provided as either cashback or interest depending on the jurisdiction. These amounts are recognized in the Consolidated Statement of Comprehensive Income as “Interest expense on customer liabilities” in the period for which the customer receives the benefit.

Cost and Expenses

Transaction Expense

Transaction expense (excluding depreciation and amortization) consists of the costs incurred by Wise in processing and settlement of transactions as well as providing debit card services. This includes:

•	banking and other fees, net of applicable rebates, incurred in processing customer transfers, card transactions and the costs of providing cards to customers;

•

net foreign exchange costs generated due to customer transactions, including the costs related to the difference between the published mid-market rate offered to customers and the rate obtained by the Group in acquiring currency. Net foreign exchange differences are also incurred from the revaluation of customer balances at period end; and

•

other product costs including product losses that are directly generated from customer transactions, such as chargeback losses, fraud charges, as well as taxes directly attributable to customer activity.

Transaction and Credit Losses

Transaction and credit losses consist primarily of allowance for credit losses in relation to accounts receivable.

Technology and Development

Technology and development expenses consist of employee-related expenses for our engineering and product teams, including salaries, benefits and share-based compensation expenses, professional services fees and costs for software subscription services dedicated for the use by our technology teams, cloud infrastructure costs as well as costs of other company-wide technology tools, including AI solutions.

Servicing

Servicing includes costs to provide customer onboarding and support, payment operations and compliance activities, including financial crime prevention and sanctions screening and monitoring. These costs include employee-related expenses associated with our servicing staff, including salaries, benefits and share-based compensation expenses; outsourced services providers; and technology and AI solutions used by servicing teams.

Marketing and Sales

Marketing and sales expenses consist primarily of advertising and customer acquisition costs incurred to attract new customers, including external brand and customer acquisition expenses and employee-related expenses associated with our marketing and sales people, principally salaries, benefits and share-based compensation expenses. Marketing and sales expenses also include promotions, costs for software subscription services dedicated for use by our marketing and sales teams, and outsourced service providers contracted for marketing purposes.

General and Administrative

General and administrative expenses consist of employee-related expenses for finance, legal, compliance, risk, people, workplace, and other administrative teams, as well as leadership functions including salaries, benefits and share-based compensation expenses. General and administrative expenses also include professional services fees, subscriptions, office expenses, indirect taxes, depreciation, amortization and other corporate expenses.

Other Income/(Loss), Net

Other income/(loss), net consists primarily of losses on the sale or maturity of available-for-sale debt securities, interest expense related to the Revolving Credit Facility, Euro Medium Term Note and interest income earned from our corporate short-term financial instruments.

Income Tax Benefit/(Expense)

We are subject to corporate taxation in the United Kingdom and our wholly owned subsidiaries are subject to corporate taxation either in the United Kingdom or in the relevant foreign jurisdiction where the subsidiary is a tax resident.

The deferred tax asset is primarily generated in the United Kingdom and the United States, and arises from unexercised share options and other temporary differences.

Foreign Currency Fluctuations

While we incur foreign exchange rate movement from holding assets and liabilities in different currencies and guaranteeing customers a foreign exchange rate on their international transfers for a short period of time, we actively monitor this foreign exchange risk and exposures are managed through a combination of natural hedging and derivative financial instruments.

Our operating subsidiaries’ financial results are translated to U.S. dollars for reporting purposes. Income and expenses are translated at monthly average exchange rates, assets and liabilities are translated at the exchange rate at the period end.

As a result of the translations described above, our results are impacted by fluctuations in foreign exchange rates.

Results of Operations

Comparison of the Financial Years Ended March 31, 2026 and 2025

The following table sets forth our results of operations for the financial years ended March 31, 2026 and 2025

	Year ended March 31,
	2026	2025	Variance	Variance %
(in million)
Transaction revenue	$1,893.6	$1,546.3	$347.3	22%
Interest income on customer balances	806.1	758.3	47.8	6%
Interest expense on customer liabilities	(196.9)	(205.7)	8.8	(4)%
Net revenue	$2,502.8	$2,098.9	$403.9	19%
Operating expenses:
Transaction expense	(513.6)	(378.0)	(135.6)	36%
Transaction and credit losses	(13.9)	(11.6)	(2.3)	20%
Technology and development	(434.3)	(314.1)	(120.2)	38%
Servicing	(396.6)	(287.5)	(109.1)	38%
Marketing and sales	(171.8)	(106.1)	(65.7)	62%
General and administrative	(381.9)	(273.4)	(108.5)	40%
Total operating expenses	(1,912.1)	(1,370.7)	(541.4)	39%
Operating income	$590.7	$728.2	$(137.5)	(19)%
Other income/(loss), net	69.7	(10.7)	80.4	(751)%
Income before tax	$660.4	$717.5	$(57.1)	(8)%
Income tax expense	(161.7)	(167.2)	5.5	(3)%
Net income	$498.7	$550.3	$(51.6)	(9)%

Transaction Revenue

The following table summarizes our total transaction revenue:

	Year ended March 31,
	2026	2025	Variance	Variance %
(in million)
Transaction revenue by nature:
Cross-border	$1,257.0	$1,071.7	$185.3	17%
Card	391.6	280.5	111.1	40%
Other	245.0	194.1	50.9	26%
Total transaction revenue	$1,893.6	$1,546.3	$347.3	22%

Cross-Border Revenue

Cross-border revenue increased $185.3 million, or 17%, to $1,257.0 million for the financial year ended March 31, 2026, compared to $1,071.7 million for the financial year ended March 31, 2025. This was primarily a result of volume increases with the volume of cross-border transactions increasing 31% from $185.2 billion to $243.5 billion. This volume increase was driven, in part, by an increase of active customers, from 15.6 million to 18.9 million, and lower pricing. Cross-border take rate decreased by an average of 0.06%, from 0.58% to 0.52%, due to price reductions and change in average transaction size (higher amount transactions having a lower take rate).

Card Revenue

Card revenue increased $111.1 million, or 40%, to $391.6 million for the financial year ended March 31, 2026, compared to $280.5 million for the financial year ended March 31, 2025. The increase was primarily a result of a year-over-year growth in card transaction volumes, particularly in the European Union, Australia and United Kingdom.

Other Revenue

Other revenue grew by $50.9 million, or 26%, to $245.0 million for the financial year ended March 31, 2026, compared to $194.1 million for the financial year ended March 31, 2025. The increase was mostly driven by same-currency transfer revenue, which grew $37.2 million in the financial year ended March 31, 2026, primarily driven by growth in same-currency transfer volumes.

Interest Income on Customer Balances

Interest income on customer balances increased $47.8 million, or 6%, to $806.1 million for the financial year ended March 31, 2026, compared to $758.3 million for the financial year ended March 31, 2025. The increase is primarily due to 36% growth in customer account balances to $30.0 billion for the financial year ended March 31, 2026 compared to $22.0 billion for the year ended March 31, 2025. This was offset over this same time period by average interest income yields declining from 3.9% to 3.0% as interest rates on relevant currencies reduced during the period.

Interest Expense on Customer Liabilities

Interest expense on customer liabilities decreased $8.8 million, or 4%, to $196.9 million for the financial year ended March 31, 2026, compared to $205.7 million for the financial year ended March 31, 2025. The decrease is primarily due to the decline in average interest expense paid to customers, which declined from 2.4% to 1.8% in the same period as interest rates on relevant currencies declined during the period. This was partially offset by the growth in the average eligible customer balance, with interest expense paid out on eligible customer balances.

Transaction Expense

Transaction expense increased $135.6 million, or 36%, to $513.6 million for the financial year ended March 31, 2026, compared to $378.0 million for the financial year ended March 31, 2025. Of this movement $102.2 million related to foreign exchange movements, primarily on customer accounts driven by the strengthening of the euro and Australian dollar against the U.S. dollar and pound sterling. From a foreign exchange exposure perspective, this foreign exchange movement is partially offset by unrealized foreign exchange movements in the available-for-sale debt securities, which are recognized in other comprehensive income. The remaining increase was primarily due to increasing transaction volumes, with cross-border volumes increasing 31% the financial year ended March 31, 2025 to the financial year ended March 31, 2026 along with growth in card transaction volumes. These volume increases were offset by scaling of some costs.

Transaction and Credit Losses

Transaction and credit losses increased $2.3 million, or 20%, to $13.9 million for the financial year ended March 31, 2026, compared to $11.6 million for the financial year ended March 31, 2025. The increase was primarily driven by the growth of cross-border transaction volumes which grew 31% in the financial year ended March 31, 2026.

Technology and Development

Technology and development expenses increased $120.2 million, or 38%, to $434.3 million for the financial year ended March 31, 2026, compared to $314.1 million for the financial year ended March 31, 2025. As we continue to invest in our technology, this growth was driven mainly by a combination of a $70.5 million, or 34%, increase in employee related benefit expenses, driven from a 22% increase in average headcount and $37.5 million, or 45%, increase in technology costs across our product infrastructure in order to support increased transactional volumes.

Servicing

Servicing expenses increased $109.1 million, or 38%, to $396.6 million for the financial year ended March 31, 2026, compared to $287.5 million for the financial year ended March 31, 2025. This was primarily due to average headcount growth of 26%. Additionally we increased uncapitalizable investment in the servicing team and infrastructure, and saw growth in third-party costs, as we continued to outsource the provision of specific elements of our servicing operations allowing us to flex capacity at a lower cost.

Marketing and Sales

Marketing and sales expenses increased $65.7 million, or 62%, to $171.8 million for the financial year ended March 31, 2026, compared to $106.1 million for the financial year ended March 31, 2025. The increase was primarily due to higher advertising spend across our existing paid marketing channels along with headcount increases, with average headcount growth of 42%. The growth in advertising spend included investment in the launch of awareness marketing to build brand awareness in key markets, to fuel long-term growth.

General and Administrative

General and administrative expenses increased $108.5 million, or 40%, to $381.9 million for the financial year ended March 31, 2026, compared to $273.4 million for the financial year ended March 31, 2025. The increase was primarily driven by an increase in outsourced services of $62.4 million, or 111%, partially driven by preparations for the change in primary listing location, as well as growth in regulatory costs and hiring costs as a result of expansion. Employee-related expenses also increased $48.8 million, or 50%, as a result of average general and administrative headcount increasing 31%.

Other Income/(Loss), Net

Other income/(loss), net was $69.7 million income for the financial year ended March 31, 2026 compared to other loss, net of $10.7 million for the financial year ended March 31, 2025, a favorable change of $80.4 million. The change was primarily driven by two factors. First, unrealized foreign exchange gains (losses) on available-for-sale debt securities, arising on portfolios denominated in currencies other than the functional currency of the holding entity, improved from a loss of $42.5 million in the financial year ended March 31, 2025 to a gain of $7.6 million in the financial year ended March 31, 2026. Second, interest income from corporate investments increased from $42.5 million in the financial year ended March 31, 2025 to $63.0 million in the financial year ended March 31, 2026 as a result of growth in cash and cash equivalents which grew 54% over the year, with the increase in cash balances partially offset by the decline in interest rates through the financial year ended March 31, 2026.

Income Tax Expense

Income tax expense was $161.7 million for the financial year ended March 31, 2026 compared to an expense of $167.2 million for the financial year ended March 31, 2025. This reduction of $5.5 million, or 3%, relates to a reduction in the tax charge primarily in the United Kingdom as a result of lower net income. The effective tax rate for the financial year ended March 31, 2026 was 24.49% as compared to 23.30% for the financial year ended March 31, 2025.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential for economic losses to be incurred on market risk-sensitive instruments arising from adverse changes in market factors such as interest rate, foreign currency and credit risk. Management establishes and oversees the implementation of policies governing our investing, funding, and foreign currency activities in order to mitigate market risks. We monitor risk exposures on an ongoing basis.

We also use derivative instruments to manage exposure to market risks as set out in “Note 14. Derivative Instruments” of the consolidated financial statements appearing elsewhere in this Annual Report.

Interest Rate Risk

We are exposed to interest rate risk from fixed interest rate assets and liabilities on the balance sheet. Interest rate risk is managed against a control framework, which is defined with set metrics and limits in place.

The main fixed interest rate exposure for us is driven by sovereign bonds. Changes in the fair value of available-for-sale bonds (due to changes in interest rates) are reported through other comprehensive income.

We are also exposed, more generally, to the risk of changes in interest income, primarily on customer balances, and interest expense on customer liabilities resulting from potential movements in interest rates on our financial assets, including cash and cash equivalents and short-term investments.

A 1% instantaneous downward shock of all interest rate curves would have resulted in a reduction of $148.5 million in interest income before tax for the financial year ended March 31, 2026 (2025: $111.2 million). A 1% instantaneous upwards shock would have resulted in an increase of $151.0 million in income before tax for the financial year ended March 31, 2026 (2025: 112.0 million).

Foreign Currency Risk

We are exposed to foreign exchange rate movement from holding assets and liabilities in different currencies and guaranteeing customers a foreign exchange rate on their international transfers not funded from balance for a period of time, dependent on funding currency. We actively monitor foreign exchange risk in pounds sterling, and exposures are managed through a combination of natural hedging and derivative financial instruments.

We use a combination of foreign currency swaps, foreign exchange spots/forwards and non-deliverable foreign exchange swaps/forwards to manage our exposure to foreign currency risk.

We monitor foreign exchange risk on an ongoing basis using a value at risk and stressed value at risk approach, considering the foreign exchange risk arising from open non-sterling currency positions as foreign exchange rates move adversely against our open positions. For the sensitivity analysis, a severe stress was applied to our March 31, 2026 positions, which assumes that both euros and U.S. dollars would depreciate 5% against other currencies simultaneously. In this scenario, the impact to the consolidated group in U.S. dollars, translated at the year end closing rate of U.S. dollars to pounds sterling would be a realized loss of $2.4 million over one day (2025: $4.1 million).

Our reporting currency is the U.S. dollar, while some subsidiaries operate across a range of non-U.S. dollar functional currencies. Consequently, our financial results are affected by the translation of transactional currencies to functional currency at subsidiary level, and then from functional currency to the reporting currency of U.S. dollar.

Credit Risk

We manage credit risk exposure based on our credit risk appetite. We actively manage credit and concentration risk through our policy of imposing credit limits in order to control the exposures (amount and period) we have with each counterparty considering their level of risk. These limits are set based on the credit ratings or perceived credit quality of each counterparty and approval must be obtained from the Credit Risk Committee for any exceptions outside of the framework.

Our credit risk is spread over a range of assets, further details of which are set out in the notes to our consolidated financial statements appearing elsewhere in this Annual Report:

•	Cash and cash equivalents;

•	Debt securities;

•	Account receivables;

•	Interest receivable;

•	Derivative financial instruments; and

•	Collateral deposits the Group holds with its counterparties.

Credit risk is mitigated as the majority of these financial assets are held with investment grade financial institutions or invested in highly rated financial instruments with credit ratings assigned by reputable credit rating agencies such as Moody’s, Standard & Poor’s and Fitch Ratings.

As per the Group’s investment policy, the debt securities consist of quoted bonds and other fixed asset securities that are graded in the top investment categories (rated A- and above), predominantly in Government bonds as set out in “Note 11—Available-for-Sale Debt Securities” of the consolidated financial statements appearing elsewhere in this Annual Report.

B. Liquidity and Capital Resources

Sources of Liquidity

As of March 31, 2026, our primary sources of liquidity were our cash and cash equivalents, Safeguarding Guarantees), our EMTN Program and our Revolving Credit Facility.

As of March 31, 2026, we had cash and cash equivalents of $27,802.2 million, as compared to $18,066.3 million as of March 31, 2025.

As of March 31, 2026, we had a Safeguarding Guarantee in place to guarantee $1,119.1 million (£845.0 million) of customer funds, so that this amount does not need to be safeguarded via a segregation method and can be used for operating customer liquidity. As of March 31, 2025, $671.8 million (£520.0 million) was guaranteed by the Safeguarding Guarantee.

As of March 31, 2026, we had issued £250.0 million ($331.1 million at March 31, 2026) aggregate principal amount of Notes under the £2.0 billion ($2.6 billion at issuance date) EMTN Program. There was no EMTN Program in the financial year ended March 31, 2025.

We had $437.1 million (£330 million) available under our unsecured Revolving Credit Facility as of March 31, 2026, compared to $297.1 million (£230 million) as of March 31, 2025. There was no drawdown as of March 31, 2026 as compared to $129.2 million at March 31, 2025.

We are required to maintain minimum levels of liquidity within our regulated businesses and the Group overall in accordance with local regulatory requirements. We monitor liquidity levels of our regulated entities on an ongoing basis, in accordance with our internal liquidity adequacy assessment process.

Due to our strong net cash provided by operations, the available balance under the Revolving Credit Facility, EMTN Program(as defined below) and Safeguarding Guarantee, we believe that we have sufficient financial resources to fund our activities and execute our business for at least the next 12 months and over the long term.

We are committed to financial discipline and a sustainable level of profitability, while continuing to invest in growth opportunities, so that both our customers and our shareholders continue to benefit from our long-term growth. We plan to continue investing in product innovation, infrastructure and partnerships to help people and businesses move and manage their money. We have no material financing commitments that are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments in the normal course of business and as disclosed in the notes to our consolidated financial statements appearing elsewhere in this Annual Report and the maturity of the 2030 Senior Notes issued in November 2025 under the EMTN Program.

Indebtedness

Revolving Credit Facility

In December 2024, we entered into an agreement for a multicurrency revolving facility agreement (the “Revolving Credit Facility”) with certain of our subsidiaries as borrowers or guarantors, as applicable (together with any additional borrowers or guarantors, as applicable, the “Borrowers and the “Guarantors”), HSBC Innovation Bank Limited, as mandated lead arranger, the other lenders party thereto (together with HSBC Innovation Bank Limited, the “Lenders”) and HSBC Bank plc, as agent. Pursuant to the Revolving Credit Facility, the Borrowers may borrow up to £330.0 million ($437.1 million at March 31, 2026) aggregate principal amount, which may in certain circumstances be increased by an additional aggregate principal amount of £100.0 million ($132.4 million at March 31, 2026). The Revolving Credit Facility matures on December 12, 2027, subject to a maximum of two one-year extensions in accordance with the terms thereof.

Borrowings under the Revolving Credit Facility bear interest at a rate equal to SONIA (in the case of loans made in sterling), SOFR upon the occurrence of certain pre-agreed trigger events (in the case of loans made in U.S. dollars), EURIBOR (in the case of loans made in euros) and the Australian Bank Bill Swap Reference Rate (in the case of loans made in Australian dollars), (in each case, subject to a zero floor), plus a margin of 1.75% to 2.25% per annum determined by reference to adjusted leverage (calculated as the ratio of senior debt on the last day of the Relevant Period (as defined under the Facility Agreement) to Adjusted EBITDA for the Relevant Period).

The agreement governing the Revolving Credit Facility (the “Facility Agreement”) contains customary representations, information undertakings and covenants. In addition, the Facility Agreement includes financial covenants that require that: (1) adjusted leverage does not exceed a ratio of 3:1 in respect of any Relevant Period; (2) interest cover (calculated as a ratio of Adjusted EBITDA to Finance Charges (as defined under the Facility Agreement)) is not less than a ratio of 3.5:1 in respect of any Relevant Period; and (3) adjusted contingent leverage (calculated as a ratio of the guarantee amount under each Safeguarding Guarantee) to Adjusted EBITDA does not exceed a ratio of 3:1 in respect of any Relevant Period. These financial covenants are tested on a semi-annual basis.

As of March 31, 2026, we had $437.1 million available for borrowing under the Revolving Credit Facility.

Safeguarding Guarantees

To comply with requirements set out in the Electronic Money Regulations 2011, Wise Payments Limited (“WPL”) is required to safeguard ‘relevant funds’ received from customers. WPL meets these requirements by a combination of: (1) holding funds in a third-party safeguarding bank account; and (2) taking out insurance with an authorized insurer or an authorized credit institution (such insurance, the “Safeguarding Guarantee”).

In May 2024, WPL entered into a Safeguarding Guarantee with each of Chubb European Group SE, Euler Hermes SA (NV), Everest Insurance (Ireland), DAC, HCC International Insurance Company plc, Liberty Mutual Insurance Europe SE, Markel International Insurance Company Limited, Swiss Re International SE, UK Branch, Travelers Insurance Company Limited and Zurich Insurance Company Ltd, UK Branch (the sureties), which collectively provide guarantees of up to an aggregate amount of £520 million ($671.8 million at March 31, 2025), with an initial term of 18 months. In July 2025, each Safeguarding Guarantee was renewed until November 10, 2027, with the same nine sureties collectively providing guarantees up to an aggregate amount of £845 million ($1,119.1 million at March 31, 2026).

In connection with the renewed Safeguarding Guarantees, we and certain of our subsidiaries entered into a deed of indemnity with each surety, under which we and the relevant subsidiaries (collectively, the “Indemnitors”) have agreed to indemnify each surety for losses incurred if it makes the safeguarding payments.

Each Safeguarding Guarantee contains certain customary warranties, representations and undertakings. In addition, each Safeguarding Guarantee includes financial covenants which require that: (1) the adjusted senior leverage ratio of senior debt under the Revolving Credit Facility to Adjusted EBITDA cannot exceed 3:1; (2) the adjusted contingent leverage ratio of the aggregate insurance amount to Adjusted EBITDA cannot exceed 3:1; and (3) the aggregate insurance amount cannot exceed cash, cash equivalents and undrawn amounts under the Revolving Credit Facility on the last day of the half financial year or full financial year period.

Under the conditions of each Safeguarding Guarantee, a surety can demand cash from any indemnitor upon the occurrence of certain events, including insolvency, change of control and termination of the Revolving Credit Facility. Any one indemnitor can trigger such a demand. Each Safeguarding Guarantee also includes cross-acceleration provisions, which allow an insurer to demand payment if any financial indebtedness of the Group (including the Revolving Credit Facility or the Notes) is demanded or a commitment for any financial indebtedness of the Group is cancelled (subject to a £20 million ($26.5 million at March 31, 2026) de minimis threshold).

No security is provided to the sureties.

Euro Medium Term Note Program

In November 2025, we established a Euro Medium Term Note Program (the “EMTN Program”), under which Wise Financing plc (“Wise Financing”), a subsidiary of Wise plc, may from time to time issue senior unsecured notes (“Notes”) up to an aggregate principal amount £2.0 billion ($2.6 billion at issuance date). Notes issued under the EMTN Program will be guaranteed by certain of our subsidiaries.

Notes may be issued in bearer form or in registered form only. Subject to compliance with applicable laws and regulations, Notes will be issued in denominations of at least €100,000 or the equivalent in any other currency and with such terms as may be specified in the applicable pricing supplement. Notes may bear interest at fixed or floating rates, may be zero-coupon, and may be issued at their nominal amount or at a discount or premium to it, as set out in the relevant pricing supplement. The rate of interest for floating-rate Notes may be linked to customary money-market reference rates or alternative reference rates, as specified in the applicable pricing supplement.

The documentation governing the Notes includes customary covenants and provisions relating to events of default, payment mechanics, substitution of Wise Financing or Wise plc as issuer and parent guarantor of the Notes, respectively, accession and release of guarantors, transfer restrictions other terms typical for unsecured note instruments of this type.

In November 2025, we issued £250.0 million ($329.0 million at issuance date) aggregate principal amount of Notes under the EMTN Program. Such Notes bear interest at a rate of 5.1000% per annum, and mature on November 25, 2030 (“the 2030 Senior Notes”).

The 2030 Senior Notes are guaranteed on a senior unsecured basis by Wise plc and certain of our wholly owned subsidiaries the “Guarantors” and each a “Guarantor”). The Guarantors are 100% owned by Wise Group plc, and the guarantees are full, unconditional, joint and several. There are no significant restrictions on the ability of Wise Group plc or the Guarantors to obtain funds from each other in the form of a dividend or loan. The guarantees rank at least pari passu with all other outstanding unsecured and unsubordinated obligations of each Guarantor or the Issuer, present and future, save for obligations mandatorily preferred by laws of general application to companies and only to the extent permitted by applicable laws relating to creditors’ rights.

Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Year ended March 31,
(in million)	2026	2025
Cash and cash equivalents at beginning of the period/year	$18,066.3	$13,245.7
Net cash provided by operating activities	7,553.9	5,719.5
Net cash provided by/(used in) investing activities	1,738.5	(758.5)
Net cash (used in) financing activities	(274.9)	(229.9)
Effect of exchange rate fluctuations on cash and cash equivalents	718.4	89.5
Cash and cash equivalents at end of the period/year	$27,802.2	$18,066.3

Comparison of the Year Ended March 31, 2026 and 2025

Net cash provided by our operating activities was $7,553.9 million for the financial year ended March 31, 2026, compared to $5,719.5 million for the financial year ended March 31, 2025. The increase of $1,834.4 million, or 32%, was primarily due to a 36% increase in our customer accounts balances.

Net cash provided by investing activities was $1,738.5 million for the financial year ended March 31, 2026, compared to net cash used in investing activities of $758.5 million for the financial year ended March 31, 2025. The increase of $2,497.0 million, or 329%, in net cash provided by/(used in) activities was primarily due to a net increase in sales of available-for-sale debt securities of $2,473.1 million. Cash outflows for investing activities were also higher in the financial year ended March 31, 2026 by $24.5 million as a result of purchase of property, plant and equipment, predominantly with respect to new office spaces in London and Tallinn.

Net cash used by our financing activities during the financial year ended March 31, 2026 was $274.9 million as compared to $229.9 million for the financial year ended March 31, 2025. The increase of $45 million, or 20%, was primarily due to the $328.7 million net carrying amounts of Notes issued under EMTN Program. This was offset by an increase of $380.9 million cash outflow with respect to the Employee Share Trust share purchases in the financial year ended March 31, 2026 as compared to the financial year ended March 31, 2025 along with the repayment of borrowings under the Revolving Credit Facility.

Contractual Obligations and Commitments

We routinely incur contractual obligations for marketing and advertising, software subscriptions and various service arrangements, including cloud infrastructure and compliance applications. While many of these contracts are short-term (cancellable within one year), some significant software and cloud service agreements involve multi-year commitments. Additionally, we have substantial long-term lease obligations for office space. Changes in our business needs, contractual cancellation provisions, fluctuating interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of these payments. For further discussion of commitments and contingencies, please refer to “Note 20. Commitments and Contingencies” and “Note 10. Leases” in the notes to our consolidated financial statements appearing elsewhere in this Annual Report.

C. Research and Development, Patents and Licenses, etc.

Please refer to “Item 4.B. Information on the Company—Business Overview—Intellectual Property” for further information on our material intellectual property and to “Note 2. Summary of significant accounting policies” within our consolidated financial statements appearing elsewhere in this Annual Report.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report (see “—A. Operating Results—Key Trends and Factors Affecting Our Performance”), we are not aware of any trends, uncertainties, demands, commitments or events for the year ending March 31, 2027 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements requires us to make judgements, estimates and assumptions that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the balance sheet date, and revenues and expenses arising during the financial year.

The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared. This includes historical experience, current conditions and various other factors which are believed to be reasonable under the circumstances. Due to market changes or circumstances arising that are beyond our control estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revision of accounting estimates is recognized in the period in which they become known and are applied prospectively.

Transaction and Credit Losses

We have exposure to current expected credit losses for financial assets including cash and cash equivalents, debt securities, accounts receivable, interest receivable and collateral deposits that we hold with its counterparties.

We utilize a combination of aging and probability of default methods to develop an estimate of credit losses, depending on the nature and risk profile of the underlying asset pool. A broad range of information is considered in the estimation process, including historical loss information adjusted for current conditions and expectations of future trends. The estimation process also includes consideration of qualitative and quantitative risk factors associated with the age of asset balances, expected timing and probability of default, loss given default, exposure at default, counterparty tiering classifications, merchant and customer risk profiles, country risk profiles for higher risk jurisdictions and relevant macro-economic factors. Determining the appropriate current expected credit loss allowance is an inherently uncertain process requiring significant estimation and ultimate losses could differ materially from the current estimates.

Please refer to “Note 2. Summary of Significant Accounting Policies—Transaction and Credit Losses” in the notes to our consolidated financial statements appearing elsewhere in this Annual Report for additional information.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

The following table sets forth the names, ages and positions of the members of our board of directors as of the date of this Annual Report.

Name	Age	Position
Kristo Käärmann	45	Chief Executive Officer and Executive Director
Emmanuel Thomassin	57	Chief Financial Officer and Executive Director
David Wells	55	Chair of the Board of Directors
Clare Gilmartin	50	Senior Independent Director
Elizabeth Chambers	63	Non-Executive Director
Terri Duhon	54	Non-Executive Director
Scott Hill	58	Non-Executive Director
Alastair Rampell	45	Non-Executive Director
Hooi Ling Tan	42	Non-Executive Director

Biographical information for each member of our board of directors is set forth below.

Kristo Käärmann is our co-founder and has served as our Chief Executive Officer and an Executive Director since our inception in 2011. Prior to founding Wise, Mr. Käärmann was a consultant at Deloitte and at PwC. Mr. Käärmann holds a Bachelor’s and Master’s degree in Mathematics and Technology from the University of Tartu.

Emmanuel Thomassin has served as our Chief Financial Officer and an Executive Director since October 2024. Prior to joining Wise, Mr. Thomassin served as Chief Financial Officer at Delivery Hero SE from January 2014 to June 2024. Prior to Delivery Hero, Mr. Thomassin spent six years as Chief Financial Officer and an executive board member at MetaDesign, an international corporate branding agency. He has also served as the Chief Financial Officer and as a Managing Director at Team Global, a Berlin-based incubator, since January 2023. Mr. Thomassin holds Master’s degrees in Economics from both the Université de Metz and Saarbrücken.

David Wells has served as Chair of the board of directors since December 2021, having initially joined the board of directors as a non-executive director in July 2019. Mr. Wells previously served as Chief Financial Officer of Netflix, from December 2010 until his retirement in January 2019. During his time at Netflix, Mr. Wells also served as overall head of Financial Planning & Analysis and spent two years, from July 2015 to July 2017, in the Netherlands as part of the build-up of Netflix’s European operations. Mr. Wells has served on the board of directors, including as chair of the audit committee, of Hims & Hers Health, Inc. since January 2021, having also served on the board of directors of its predecessor Hims, Inc., from September 2020 to January 2021. He also served on the board of directors, including as chair of the audit committee, of Trade Desk, Inc., a public company that provides a technology platform for advertising buyers, from December 2015 to May 2025. Mr. Wells holds a BS in Commerce and English from the University of Virginia and an MBA/MPP Magna Cum Laude from the University of Chicago.

Clare Gilmartin has served as Senior Independent Director since June 2021. Prior to joining us, Ms. Gilmartin served as Chief Executive Officer of Trainline, a digital rail and coach travel platform, from April 2014 to March 2021, where she led an expansion of the business internationally and then guided the company in a sale to KKR in 2015, and its initial public offering on the London Stock Exchange in 2019. Prior to Trainline, Ms. Gilmartin spent ten years at eBay, last serving as Vice President, eBay Europe. Earlier in her career, Ms. Gilmartin was a consultant at Boston Consulting Group. She also currently serves as Senior Advisor to KKR. Ms. Gilmartin has served on the board of directors of GetYourGuide GmbH, a travel experience booking platform, since February 2021. Ms. Gilmartin holds a Bachelor of Commerce (Int) degree from University College of Dublin.

Elizabeth G. Chambers has served as a Non-Executive Director since April 2023. She has extensive experience as a board director, investor, and senior financial services executive, leading strategy, product and marketing. She also serves on the boards of directors of Kape Technologies, TSB Bank plc, and AJ Bell plc, several fintech and payments startups, and the non-profit University of Colorado Anschutz Medical Campus. Earlier boards of directors upon which Ms. Chambers has served have included several FTSE-250 listed and private companies in both the United States and United Kingdom. Her executive career included C-suite roles at Western Union, Barclays, Bank of America and other global companies. She advises private equity firms on their investments in financial services, including five years as an Operating Partner at Searchlight Capital. Earlier in her career, Ms. Chambers was a Partner at McKinsey & Company and she started her career as a financial analyst with Morgan Stanley & Co. Ms. Chambers holds an MBA from Harvard Business School and a BA in Economics and Political Science from Stanford University.

Terri Duhon has served as a Non-Executive Director since January 2022. Ms. Duhon has served as an associate fellow at the Saïd Business School at Oxford University since 2015. She is also a motivational speaker for Speakers for Schools and a frequent keynote speaker on risk, culture and reinvention. Earlier in her career, Ms. Duhon worked as a derivatives trader at JP Morgan before becoming an entrepreneur and founding a consulting business. Ms. Duhon has served on the board of directors of Rathbones Group plc, including as chair of its risk committee, since July 2018, and served on the board of directors of Morgan Stanley International, including as chair of its risk committee, from April 2016 to April 2026. Ms. Duhon holds a degree in Mathematics from the Massachusetts Institute of Technology.

Scott Hill has served as a Non-Executive Director since March 2026. Mr. Hill served as CS Disco, Inc.’s Chief Executive Officer, from September 2023 to April 2024, and served in an interim, non-officer capacity as an advisor to the Chief Executive Officer until May 11, 2024. Mr. Hill served as an advisor to the Chief Executive Officer of Intercontinental Exchange, Inc. from May 2021 to February 2023 and also served as its Chief Financial Officer from May 2007 to May 2021. Before that, Mr. Hill was an international finance executive for International Business Machines Corporation from 1991 to 2007. Mr. Hill has served on the boards of directors of Cardlytics, Inc., since September 2023, and VVC Exploration Corporation from August 2017 to September 2023. Mr. Hill earned his B.B.A in finance from the University of Texas at Austin and his M.B.A. from New York University.

Alastair Rampell has served as a Non-Executive Director since January 2018. Mr. Rampell has served as a General Partner at Andreessen Horowitz since September 2015, where he focuses on financial services. In his role, Mr. Rampell serves on the boards of directors of several Andreessen Horowitz portfolio companies and has led a number of Andreessen Horowitz’s investments. Before joining Andreessen Horowitz, Mr. Rampell co-founded multiple companies, including Affirm, FraudEliminator, Point and TrialPay. He has served as a member of the board of directors of Rocket Companies, Inc., a financial technology and homeownership services company, since February 2024, and previously served as a director of KCG Holdings from 2015 to 2017. Mr. Rampell holds a BA in Applied Mathematics and Computer Science from Harvard University.

Hooi Ling Tan has served as a Non-Executive Director since June 2021. Ms. Tan is the Co-Founder and former Chief Operating Officer of Grab, Southeast Asia’s leading superapp serving millions with mobility, delivery, and digital financial solutions. Before stepping down from her operational and board roles in 2024, she played a key role in driving Grab’s growth, leading the Technology, Strategy, and Ads divisions and, prior to that, oversaw functions including People Operations, Customer Experience, and Business Operations. She is also a global board member at Sonova Holding AG and at Endeavor, where she contributes her expertise in scaling innovative technology businesses worldwide. Ms. Tan holds a Bachelor of Engineering in Mechanical Engineering from the University of Bath and an MBA from Harvard Business School.

Executive Officers

Our executive officers are responsible for the day-to-day management of our business and operations. Each executive officer serves at the discretion of our board of directors.

The following table sets forth the names, ages and positions of members of our executive officers as of the date of this Annual Report.

Name	Age	Position
Kristo Käärmann	45	Chief Executive Officer and Executive Director
Emmanuel Thomassin	57	Chief Financial Officer and Executive Director
Nilan Peiris	49	Chief Product Officer
Harsh Sinha	45	Chief Technology Officer

For biographical information regarding Kristo Käärmann and Emmanuel Thomassin, see “—Board of Directors” above.

Nilan Peiris has served as our Chief Product Officer since April 2021. Mr. Peiris joined Wise in 2014 as Vice President of Growth, following his time as an advisor to the Company since 2012. Before Wise, he spent six years expanding and scaling startups in the United Kingdom. As Chief Product Officer, Mr. Peiris is responsible for driving growth across Wise’s products and platform. He played a pivotal role in launching Wise Account as well as Wise Platform. Beyond his work at Wise, Mr. Peiris serves as a board member at OakNorth and invests in social impact projects through Daring Capital. Mr. Peiris holds a Bachelor’s degree in Mathematics from the University of Bristol.

Harsh Sinha has served as our Chief Technology Officer since May 2015, having also acted as our interim Chief Executive Officer from September to December 2023. As Chief Technology Officer, he has been instrumental in scaling Wise’s proprietary technology infrastructure to support millions of active customers and multi-billion-dollar transaction volumes. Before joining us, Mr. Sinha was the director of product at PayPal, where he led the product strategy and development of PayPal’s mobile apps and software. Earlier, he was a director of engineering at eBay. Mr. Sinha holds an MBA from the Haas School of Business at the University of California, Berkeley and a Bachelor’s degree in Computer Engineering from Sikkim Manipal University, India.

Family Relationships

There are no family relationships among any of our directors or executive officers.

B. Compensation

While we determined our remuneration in pounds sterling for the relevant periods presented below, these amounts have been converted to U.S. dollars for the purposes of this “Compensation” section. Unless indicated otherwise, any non-U.S. dollar denominated amounts in this section have been calculated based on the average exchange rate for the year ended March 31, 2026 of £1 to $1.32. These translations should not be considered representations that any such amounts have been, could have been, or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

For the financial year ended March 31, 2026, the total compensation paid to our non-executive directors, executive directors and executive officers as a group was $18,178,159.51. For our non-executive directors, this amount is comprised solely of cash fees. For our executive directors and executive officers, this amount includes salary, equity awards granted during the year, sabbatical allowance, private medical insurance, relocation expenses and/or pension-related benefits, in each case, as applicable. No bonuses were awarded or paid to our executive directors or executive officers during the financial year ended March 31, 2026.

We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to our non-executive directors, executive directors and executive officers. We made defined contribution pension contributions or provided a pension allowance on behalf of our executive directors and executive officers in an aggregate amount of $56,787.51 during the financial year ended March 31, 2026, which amount is included in the foregoing aggregate compensation figure.

Remuneration of Non-Executive Directors

The remuneration of our non-executive directors is set by our board of directors, taking into account the time and responsibility involved in each role, and the remuneration for the Chair of the board of directors is set by the Compensation Committee.

The schedule of fees for the Wise Group plc non-executive directors for the financial year ended March 31, 2026 is set forth in the table below:

Fees ($000)
Non-Executive Director Base Fee	225
Board Chair Fee (in lieu of the annual amount above)	503
Additional Fees:
Senior Independent Director’s additional fee	20
Audit Committee Chair’s additional fee	46
Risk Committee Chair’s additional fee	20
Nominating and Corporate Governance Committee Chair’s additional fee	13
Compensation Committee Chair’s additional fee	13

The following table sets forth the aggregate remuneration received by each non-executive director for the financial year ended March 31, 2026:

Non-Executive Directors(2)	Board Committee Membership as of March 31, 2026(1)	Fees ($000)
Alastair Rampell(3)	N/A	177
Clare Gilmartin	Nominating and Corporate Governance Committee, Audit Committee, Senior Independent Director	245
David Wells(4)	Board Chair, Nominating and Corporate Governance Committee (Chair)	517
Elizabeth Chambers(5)	Compensation Committee (Chair), Risk Committee	238
Hooi Ling Tan(6)	Nominating and Corporate Governance Committee, Compensation Committee	225
Terri Duhon	Risk Committee (Chair), Audit Committee	235
Scott Hill(7)	Audit Committee (Chair), Risk Committee	22

(1)

The Board Committee membership reflects the governance structure for the board of directors effective from April 8, 2026 when the Non-Executive Directors were formally appointed to the board of directors and its Committees as part of the Reorganization.

(2)

Mr. Uytdehaage resigned from our board of directors and the Audit and Risk and Remuneration Committees upon the expiration of his term at our 2025 Annual General Meeting of Shareholders on September 25, 2025. Mr. Uytdehaage received fees of $119,104.06 during the year.

(3)	Mr. Rampell commenced receiving fees as a non-executive director of the Company from June 18, 2025. Mr. Rampell joined the Compensation Committee from April 8, 2026.
(4)

An increase to Mr. Wells’ annual fee to $503,311 effective from April 1, 2025, was approved by the Remuneration Committee in May 2025. Mr. Wells ceased to be a member of the Compensation Committee from September 25, 2025. Mr. Wells was appointed as a member of the Audit and Risk Committee on an interim basis between September 25, 2025 and April 7, 2026 inclusive.

(5)

Ms. Chambers joined the Risk Committee from April 8, 2026. Ms. Chambers also receives a fee of $86,086 for services rendered to another entity within the Wise Group (not included in the above aggregate fee remuneration).

(6)	Ms. Tan joined the Compensation Committee from September 25, 2025.
(7)	Mr. Hill joined the board of directors from March 2, 2026. Mr. Hill’s fee payment for March 2026 was paid in arrears in April 2026.

Remuneration of Executive Directors

The table below reflects the amount of compensation paid and benefits in kind granted, to the executive directors, during the financial year ended March 31, 2026.

	Salary ($000)	Taxable Benefits ($000)(1)	Pension- related Benefits ($000)(2)	Equity Awards ($000)(3)	Total ($000)
Executive Directors
Kristo Käärmann	261	1.9	13	—	276
Emmanuel Thomassin	662	74	33	2,649	3,418

(1)

The benefits total represents the taxable value of benefits paid. Benefits provided to executive directors include private health insurance. Expenses for Mr. Thomassin include reimbursement of relocation expenses as agreed on his appointment.

(2)	Executive directors are entitled to opt in to pension contribution benefits, equivalent to 5% of salary. Mr. Thomassin has received a pension allowance since November 1, 2025.
(3)	The equity awards amount reflects the market value on the grant date of awards granted during the financial year ended March 31, 2026, as further described below.

Equity Awards

During the financial year ended March 31, 2026, equity awards were granted to Mr. Thomassin in respect of Class A ordinary shares under the Company’s Long Term Incentive Plan (the “LTIP”). Mr. Thomassin received a “normal” award of nil cost options with a maximum opportunity set at 400% of salary as detailed below. Neither Mr. Käärmann nor any non-executive director received any equity awards during the financial year ended March 31, 2026.

Annual LTIP Award

	Award	Number of Shares	% of base salary awarded	Grant Date Fair Value ($)(1)	Vesting at Threshold	End of Performance Period(2)(3)(4)
Executive Directors
Emmanuel Thomassin	Performance	95,602	200%	$1,324,396	25% of maximum	March 31, 2028
Emmanuel Thomassin	Service-based	95,602	200%	$1,324,396	N/A	N/A

(1)	Value calculated using the prior three-day average closing market price to the date of grant (August 12, 2025) of £10.46.
(2)	The performance award has a three-year performance period which will end on March 31, 2028.
(3)

The service-based award vests in equal annual tranches over three years in March 2026, March 2027 and March 2028, subject to a performance underpin developments in corporate governance and shareholder engagement as described below.

(4)	The vested shares, net of any tax liabilities, are subject to a post-vesting holding period of two years, and will expire ten years from the grant date.

The performance measures and targets for the financial year ended March 31, 2026 for the performance award portion of this normal LTIP award are set out below:

	Weighting	Threshold(1) (25% payout)	Maximum(1) (100% payout)
Relative TSR vs FTSE 100(2)	40%	Median	Upper quartile
Volume Growth(3)	20%	15%	25%
Underlying profit before tax(4)	20%	—	13%-16%
Customer NPS(5)	20%	63	70

(1)	Vesting will be on a straight-line basis between the threshold and maximum levels.
(2)	Measured against the constituents of the FTSE 100 index (excluding investment trusts).
(3)	Compound Annual Growth Rate (CAGR) over the three-year performance period.
(4)	Underlying profit before tax margin in FY2028.
(5)	Performance measured as the average Customer Net Promoter Score (NPS) over the three-year performance period.

The performance underpins for the service-based portion of the award are as follows. In the financial year ended March 31, 2025, the Remuneration Committee determined that the first tranche of the service-based element of the normal annual LTIP award would vest in full, after an assessment of the following performance factors:

Satisfactory financial performance over the relevant vesting period, as determined by the Compensation Committee, taking into account volume growth, profit, and/or revenue performance.

•	Maintaining the risk and compliance environment.

•	Satisfactory individual performance.

Following assessment of the performance underpins for the financial year ended March 31, 2026, the Compensation Committee is expected to approve that the service-based element of the annual LTIP FY2026 award and second tranche of the annual FY2025 LTIP award should vest in full in April 2026.

Executive Director Employment Agreements

Wise Group plc currently employs our executive directors pursuant to the terms of a service agreement entered into between Wise Group plc and each executive director.

Kristo Käärmann

Pursuant to this agreement, Mr. Käärmann is entitled to a gross annual base salary of £197,000 (equivalent to $260,907 as of March 31, 2026). This salary is subject to annual review. Mr. Käärmann does not currently have any entitlement to a bonus or equity awards.

Mr. Käärmann is entitled to participate in the Company’s applicable pension and private medical expenses insurance plans. Mr. Käärmann is entitled to reimbursement of reasonable expenses incurred in the course of his duties. The period of notice required to terminate Mr. Käärmann’s employment is three months. The agreement does not provide Mr. Käärmann with any contractual severance benefits, but the Company may terminate Mr. Käärmann’s employment at any time with immediate effect by making a payment in lieu of notice in respect of the salary (only) that would otherwise be due during his notice period.

Emmanuel Thomassin

Pursuant to this agreement, Mr. Thomassin is entitled to a gross annual base salary of £500,000 (equivalent to $662,200 as of March 31, 2026). This salary is subject to annual review. The agreement provides that Mr. Thomassin may be eligible to participate in the LTIP and/or any other cash-based or share-based incentive plans, subject to approval by the duly appointed Compensation Committee. However, Mr. Thomassin has no contractual entitlement to such incentives.

Mr. Thomassin is entitled to participate in the Company’s applicable pension and private medical expenses insurance plans. Mr. Thomassin is also entitled to reimbursement of reasonable expenses incurred in the course of his duties. The period of notice required to terminate Mr. Thomassin’s employment is six months. The agreement does not provide Mr. Thomassin with any contractual severance benefits, but the Company may terminate Mr. Thomassin’s employment at any time with immediate effect by making a payment in lieu of notice in respect of the salary (only) that would otherwise be due during his notice period.

Non-Executive Director Appointment Letters

Each of our non-executive directors is engaged by Wise Group plc on a letter of appointment that sets out the director’s duties and responsibilities. The appointment of each non-executive director is terminable by either party on one months’ written notice. The non-executive directors do not receive benefits upon termination or resignation from their respective positions as directors.

Equity Plans

We maintain the following equity plans for employees including certain former employees (and, where the specific rules permit, non-executive directors and/or non-employee contractors): the TransferWise 2016 Share Option Plan (the “2016 Option Plan”); the Rules of the TransferWise 2021 Equity Incentive Plan (the “2021 EIP”) and the LTIP. The 2016 Option Plan, the 2021 EIP and the LTIP are referred to collectively as the “Legacy Plans.”

The TransferWise 2016 Share Option Plan

The 2016 Option Plan was adopted on June 15, 2016 and amended on February 27, 2019 and April 8, 2026, and permitted the grant of unapproved options and U.K. tax advantaged options, and was also designed to comply with certain U.S. tax legislation. No awards were granted under the 2016 Option Plan following the adoption of the LTIP in 2021 and no awards remain unvested. The outstanding options under the 2016 Option Plan are exercisable up to December 22, 2030. Awards covering an aggregate of 11,827,136 Class A ordinary shares in Wise plc were outstanding under the 2016 Option Plan as of March 31, 2026.

The Rules of the TransferWise 2021 Equity Incentive Plan

The 2021 EIP was adopted on January 1, 2021, and permitted the grant of nil cost options or restricted share units. No awards were granted under the 2021 EIP following the adoption of the LTIP. Only nil cost options were granted under the 2021 EIP. No awards remain unvested. The outstanding options under the 2021 EIP are exercisable up to 2031. Awards covering an aggregate of 1,489,726 Class A ordinary shares were outstanding under the 2021 EIP as of March 31, 2026.

The Rules of the Wise Group plc Long Term Incentive Plan

The LTIP was adopted on June 18, 2021 for the grant of incentive-based share plan awards over Class A ordinary shares in Wise plc after Wise plc’s listing on the London Stock Exchange. Awards covering an aggregate of 23,252,645 Class A ordinary shares in Wise plc were outstanding under the LTIP as of March 31, 2026.

During the financial year ended March 31, 2026, we granted equity awards pursuant to the LTIP in respect of an aggregate of 11,475,425 of Class A ordinary shares in Wise plc.

Wise Group plc 2026 Equity Incentive Plan with Non-Employee Sub-Plan

On April 8, 2026, we adopted the Wise Group plc 2026 Equity Incentive Plan, including the Non-Employee Sub-Plan (collectively, the “2026 Plan”) as a vehicle to continue granting equity to our, and our affiliates’, current and prospective employees, together with our officers, non-executive directors and consultants.

This plan is intended to provide a means through which to grant equity throughout our business through a more customary and streamlined U.S.-style incentive plan in the event of a primary listing on a U.S. stock exchange. Following the adoption of the 2026 Plan, we do not expect to make further equity grants under the Legacy Plans.

The 2026 Plan has an initial share pool of 102,567,200 Wise Group plc Class A ordinary shares (which represents approximately 10% of our current issued and outstanding Class A ordinary shares). In addition, such number of Class A ordinary shares reserved for issuance under the 2026 Plan will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2027 and ending on (and including) January 1, 2036, in an amount equal to 10% of the total number of all classes of shares of the Company that have been issued as of December 31 of the preceding year subject to the Company having sufficient authorized but unissued shares. The Board may act prior to January 1 of a given year to provide that the increase for such year will be a lesser number of Class A ordinary shares. A form of the 2026 Plan will be filed as an exhibit to this Annual Report.

Wise Employee Share Trust

We established the Wise Employee Share Trust (the “EST”) to assist with our obligations to satisfy historical and future share awards under certain of our equity plans, as well as to reduce the effect of future dilution on existing shareholders arising from the share-based compensation offered to employees. The trustee of the EST has waived its right to receive dividends on any shares held by the EST. We provide financing to the EST to either purchase our shares on the open market, or to subscribe for newly issued share capital to meet our obligation to provide shares when employees exercise their options or awards.

We paid approximately $473 million to the EST during the financial year ended March 31, 2026.

Clawback Policy

Our board of directors has adopted an Incentive Compensation Recoupment Policy (“Clawback Policy”) in compliance with Section 10D of the Exchange Act and applicable rules of Nasdaq. The Clawback Policy will be administered by our Compensation Committee and will provide that if we are required to record an accounting restatement, then we will seek to recover incentive-based compensation from certain current or former executive officers that was erroneously awarded and received during the three completed fiscal years immediately preceding the date we are required to record such accounting restatement, as well as any transition period (resulting from a change in our financial year) within or immediately following those three completed financial years. During the fiscal year ended March 31, 2026, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to our Clawback Policy. The Clawback Policy is filed as Exhibit 97 to this Annual Report.

C. Board Practices

Composition of Our Board of Directors

Our board of directors consists of nine members. The board of directors has determined that each of David Wells, Clare Gilmartin, Elizabeth G. Chambers, Terri Duhon, Scott Hill, Alastair Rampell and Hooi Ling Tan does not have a relationship that would interfere with the exercise of their independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the applicable Nasdaq listing standards. Neither Mr. Käärmann nor Mr. Thomassin qualify as independent under the applicable Nasdaq listing standards due to their respective positions as employees of our company.

In accordance with the articles of association, our board of directors is divided into two classes of directors, designated as Class I and Class II, as follows:

•	Class I consists of David Wells, Emmanuel Thomassin, Terri Duhon and Hooi Ling Tan; and

•	Class II consists of Kristo Käärmann, Scott Hill, Elizabeth Chambers, Alastair Rampell and Clare Gilmartin.

Each class consists, as nearly as possible, of a number of directors equal to one-half of the total number of directors. The Class I directors will stand for re-election at the next annual general meeting and the Class II directors will stand for re-election at the subsequent annual general meeting, in each case to be re-elected to hold office for a term ending upon the conclusion of the second annual general meeting following their re-election. At each succeeding annual general meeting, directors shall be appointed to succeed, and/or be re-appointed to continue, as the directors of the class whose term expires at such annual general meeting for a term ending upon the conclusion of the second annual general meeting following their re-election.

Committees of Our Board of Directors

Our board of directors has four standing committees: an Audit Committee, a Risk Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. In April 2026, our board of directors restructured its committee framework, including: (i) renaming the “Audit and Risk Committee” to the “Audit Committee”, (ii) establishing a separate Risk Committee, (iii) renaming the “Remuneration Committee” to the “Compensation Committee”, and (iv) renaming the “Nomination Committee” to the “Nominating and Corporate Governance Committee”. References in this Annual Report to any of the committees for periods prior to April 2026 refer to the committee names prior to the restructuring. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The Audit Committee consists of Scott Hill, Clare Gilmartin and Terri Duhon. The chair of the Audit Committee is Scott Hill. Our board of directors has determined that each member of the Audit Committee satisfies the independence requirements under the applicable Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. Each member of the Audit Committee can read and understand fundamental financial statements in accordance with applicable requirements. In addition, our board of directors has determined that Scott Hill is an “audit committee financial expert” within the meaning of SEC regulations.

The primary purpose of the Audit Committee is to discharge the responsibilities of our board of directors with respect to oversee the governance of our risk management system with respect to financial and accounting risks, financial reporting, the external audit process, internal control and related assurance processes. The Audit Committee operates under a written charter that complies with Nasdaq rules and its responsibilities pursuant to the written charter include:

•	monitoring our financial reporting process and integrity of the financial statements, including the review of significant financial reporting judgments;

•	reviewing, with management and the external auditor, the appropriateness of the interim and annual consolidated financial statements;

•	reviewing, with the external auditor the scope and results of their audit;

•

making recommendations to the board of directors, to be put to shareholders for approval at the annual general meeting, in relation to the appointment, reappointment and removal of the external auditor and be responsible for the compensation, retention and oversight of the external auditor;

•	reviewing and monitoring the qualifications, performance and independence of the external audit;

•	discussing and reviewing with management and the external auditors, as appropriate, the scope, adequacy and effectiveness of our internal control over financial reporting;

•	monitoring the activities and reviewing the effectiveness of the internal audit function;

•	reviewing reports regarding the procedures for detecting and preventing fraud;

•	reviewing related-party transactions; and

•	reviewing and providing advice to our board of directors on the approval of our U.S. Annual Report on Form 20-F.

Risk Committee

The Risk Committee consists of Elizabeth G. Chambers, Terri Duhon and Scott Hill. The chair of the Risk Committee is Terri Duhon. The primary purpose of our Risk Committee is to assist our board of directors in fulfilling its oversight responsibilities with respect to our risk management and control framework. The Risk Committee operates under a written charter and its responsibilities pursuant to the written charter include:

•	advising the board of directors on our overall risk appetite, risk profile and effectiveness of the risk management and control framework; and

•	The review and assessment of the Company’s risk management, risk assessment and major risk exposure.

Compensation Committee

The Compensation Committee consists of Elizabeth G. Chambers, Alastair Rampell and Hooi Ling Tan. The chair of the Compensation Committee is Elizabeth G. Chambers. Our board of directors has determined that each member of the Compensation Committee is independent under the applicable Nasdaq listing standards and a “non-employee director” as defined in Rule 16b-3 under the Exchange Act.

The primary purpose of our Compensation Committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our senior executives, directors and other senior management, as appropriate. The Compensation Committee operates under a written charter and its responsibilities pursuant to the written charter include:

•	reviewing and recommending to the board of directors the form and amount of our non-executive directors’ compensation;

•	reviewing and approving, the compensation of the executive officers (including the CEO and CFO) and other roles required in accordance with applicable regulations;

•	overseeing the administration of incentive compensation and other equity-based plans; and

•	reviewing and approving, or recommending to the board of directors, all equity-based awards, and overseeing the administration of incentive compensation and other equity-based plans.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of Clare Gilmartin, Kristo Käärmann, Hooi Ling Tan and David Wells. The chair of the Nominating and Corporate Governance Committee is David Wells. Our board of directors has determined that a majority of members of the Nominating and Corporate Governance Committee are independent under applicable Nasdaq listing standards. Because we are a foreign private issuer, we are not required to (i) have a nominating committee comprised solely of independent directors or (ii) otherwise have director nominees selected, or recommended for the board of directors’ selection, by a majority of the independent directors in a vote in which only independent directors participate.

The Nominating and Corporate Governance Committee operates under a written charter and its responsibilities pursuant to the written charter include:

•	reviewing the structure, size and composition of the board of directors and various board committees and making recommendations to the board of directors with regard to any changes;

•	ensuring that plans are in place for an orderly succession to the board of directors and key members of management;

•	identifying and nominating, for the approval of the board of directors, candidates to fill vacancies of the board of directors as and when they arise; and

•	evaluating developments in corporate governance and shareholder engagement, and reviewing our governance framework, disclosures and other related actions.

D. Employees

The tables below comprise a breakdown of the number of our employees as of the end of each of the past three financial years by (i) employee activity and (ii) geographic location.

	As of March 31
Employee Activity	2026	2025	2024
Product Engineering; (including Analytics, Design, Product)	2,070	1,289	1,150
Core (including Banking, Finance, Marketing, People, Risk & Compliance)	1,145	1,077	902
Servicing (including Customer Support, Operations)	5,580	4,136	3,573
Other	10	18	29
Total	8,805	6,520	5,654

	As of March 31
Geography	2026	2025	2024
Europe, Middle East and Africa	5,415	4,392	4,032
Asia-Pacific	1,761	968	743
United States	847	862	754
Latin America	782	298	125
Total	8,805	6,520	5,654

The terms of employment of some of our employees located in Belgium, Brazil and Spain is subject to collective bargaining agreements. In general, the collective bargaining agreements include terms that regulate remuneration, minimum salary, salary complements, extra time, benefits, bonuses and partial disability. We believe our employee relations are positive, and we have not experienced any work stoppages.

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.”

F. Disclosure of a Registrant’s Actions to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the beneficial ownership of our shares as of May 31, 2026:

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our Class A ordinary shares;

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our Class B ordinary shares;

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our Class A ordinary shares and Class B ordinary shares in the aggregate;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

The percentage ownership and voting power information shown in the table is based upon 1,025,164,562 Class A ordinary shares and 204,338,749 Class B ordinary shares outstanding as of May 31, 2026, in each case of Wise Group plc. See “Item 4.C. Information on the Company—Organizational Structure” for more information.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include ordinary shares issuable pursuant to the vesting of restricted stock units and the exercise of share options that are either immediately exercisable or will become exercisable on or before July 30, 2026, which is 60 days after May 31, 2026. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute a representation of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Wise Group plc, 1st Floor Worship Square, 65 Clifton Street, London EC2A 4JE, United Kingdom.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Total Voting Power†
	Shares	%	Shares	%	%
Name of Beneficial Owner
5% or Greater Shareholders
Kristo Käärmann(1)	186,858,255	18.2%	161,802,356	79.2%	49.99%
Baillie Gifford & Co	98,802,398	9.63%	20,803,289	10.2%	9.73%
Orbis Investment Mgt. (Hamilton)	53,442,462	5.2%	—	—	1.87%
Skaala Investments OÜ(2)	28,182,117	2.8%	19,466,926	9.5%	7.1%
Executive Officers and Directors:
Kristo Käärmann(1)	186,858,255	18.2%	161,802,356	79.2%	49.99%
Emmanuel Thomassin(3)	144,619	*	—	—		*
Nilan Peiris(4)	3,284,746	*	1,125,790	*		*
Harsh Sinha(5)	1,728,615	*	—	—		*
David Wells(6)	500,000	*	—	—		*
Clare Gilmartin	48,360	*	—	—		*
Elizabeth Chambers	—	—	—	—	—
Terri Duhon(7)	9,213	*	—	—		*
Scott Hill	—	—	—	—	—
Alastair Rampell(8)	1,075,532	*	—	—		*
Hooi Ling Tan	96,720	*	—	—		*
All current executive officers and directors as a group (11 persons)	193,746,060	19.0%	162,928,146	79.7%	50.58	%(9)

*	Represents beneficial ownership of less than 1%.
†

Represents the voting power with respect to all of our Class A ordinary shares and Class B ordinary shares, voting together as a single class. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to nine votes per share. The Class A ordinary shares and Class B ordinary shares will generally vote together on main matters (including the election of directors) submitted to a vote of shareholders.

+

Class B ordinary shares are subject to certain voting right caps: (i) for most Class B shareholder groups, the aggregate votes cannot exceed one vote less than 35% of the total eligible votes on any resolution; (ii) for Kristo Käärmann’s Class B shareholder group, while he serves as Chief Executive Officer, the cap is one vote less than 50% of the total eligible votes on any resolution; if he ceases to be Chief Executive Officer, the 35% cap applies; (iii) any votes in excess of these caps are treated as Affected Votes (as defined in the Articles) and are disregarded for voting purposes. See “Item 10.B. Additional Information—Memorandum and Articles of Association—Voting, Shareholder Meetings and Resolutions” for more information.

(1)

Includes 779,766 Class A ordinary shares and 779,766 Class B ordinary shares held by Kotilda OÜ, over which Mr. Käärmann exercises voting and investment power. The percentage included under the column titled “Total Voting Power” reflects the application of the voting right cap with respect to Class B ordinary shares held by Mr. Käärmann’s Class B shareholder group, as described under “Item 10.B. Additional Information—Memorandum and Articles of Association—Voting, Shareholder Meetings and Resolutions.”

(2)	Taavet Hinrikus is the majority owner of Skaala Investments OÜ and may be deemed to exercise voting and investment power over the shares held thereby.
(3)	Includes 144,619 Class A ordinary shares issuable upon the exercise of options granted to Mr. Thomassin that are exercisable within 60 days of May 31, 2026.
(4)

Includes 815,285 Class A ordinary shares issuable upon the exercise of options granted to Mr. Peiris that are currently exercisable, and 105,240 restricted share units granted to Mr. Peiris that are exercisable within 60 days of May 31, 2026.

(5)

Includes 812,500 Class A ordinary shares issuable upon the exercise of options granted to Mr. Sinha that are currently exercisable, and 105,240 restricted share units granted to Mr. Sinha within 60 days of May 31, 2026.

(6)	Includes 500,000 Class A ordinary shares issuable upon the exercise of options granted to Mr. Wells that are currently exercisable within 60 days of May 31, 2026.
(7)	Consists of 9,213 Class A ordinary shares held by family members of Ms. Duhon, over which Ms. Duhon may be deemed to exercise voting and investment power.
(8)	Consists of 1,075,532 Class A ordinary shares held by a revocable trust, over which Mr. Rampell may be deemed to exercise voting and investment power.
(9)

The percentage included under the column titled “Total Voting Power” reflects the application of the voting right cap with respect to Class B ordinary shares held by Mr. Käärmann’s Class B shareholder group, as described under “Item 10.B. Additional Information—Memorandum and Articles of Association—Voting, Shareholder Meetings and Resolutions.”

As of May 31, 2026, 1,025,164,562 of our Class A ordinary shares and 204,338,749 of our Class B ordinary shares were issued and outstanding. To our knowledge, approximately 39% of our total outstanding Class A ordinary shares were held by 272 holders of record in the United States. As of May 31, 2026, to our knowledge, no Class B ordinary shares are held by holders of record in the United States.

For a description of arrangements that could result in a change in control, see “Item 10.B. Additional Information—Memorandum and Articles of Association—Change in Control.”

B. Related Party Transactions

Policies and Procedures for Related Person Transactions

In connection with our listing on Nasdaq, we have adopted a written related person transaction policy that requires that each specified related person transaction, and any material amendment or modification to such transactions, be reviewed and approved or ratified by the board of directors or the Audit Committee. For purposes of our policy, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, to which the Company or any of its subsidiaries, on the one hand, and any related person, on the other hand, were parties, which is material to the Company or the related person or that is unusual in its nature or conditions. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person generally includes enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company, unconsolidated enterprises in which the Company has a significant influence or which has significant influence over the Company; individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; the Company’s directors and senior management and close members of such individuals’ families; and enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by directors or senior management or close members of such individuals’ families or over which such a person is able to exercise significant influence.

Other than as disclosed in the notes to our consolidated financial statements included elsewhere in this Annual Report, since the beginning of the fiscal year ended March 31, 2025, there have been no related person transactions (as described above) that are required to be disclosed pursuant to Item 7.B of Form 20-F.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See “Item 18. Financial Statements” for a list of all financial statements filed as part of this Annual Report.

Legal Proceedings

We are, and in the future may become, involved in legal proceedings or be subject to claims arising in the ordinary course of our business. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows, or financial position. In June 2026, the media reported on an ongoing money laundering inquiry by the Brussels prosecutor’s office relating to Wise Europe SA, which we discussed further in our Form 6-K on June 1, 2026. The inquiry is incomplete, with no known timeline or outcome. We are not aware of any current legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, results of operations, cash flows or financial position.

Dividend Distribution Policy

We have never declared or paid cash dividends on our ordinary shares. We do not anticipate declaring or paying any cash dividends in the foreseeable future, instead we currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on the relevant circumstances, including our financial condition, operating results, contractual restrictions (including any restrictions in our debt arrangements), capital requirements, business prospects and other factors the board of directors may deem relevant.

B. Significant Changes

Please refer to “Note 22—Subsequent Events” in the notes to our consolidated financial statements appearing elsewhere in this Annual Report for a discussion of significant changes since March 31, 2026.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our Class A ordinary shares, nominal value of $0.01 per share, are listed on the Nasdaq in the United States under the symbol “WSE.” Our Class A ordinary shares are also listed on the LSE under the symbol “WISE.” There have been no significant trading suspensions of our Class A ordinary shares during the prior three years.

B. Plan of Distribution

Not applicable.

C. Markets

See “—A. Offer and Listing Details” above for all stock exchanges where our Class A ordinary shares are traded.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

As of May 31, 2026, 1,025,164,562 Class A ordinary shares, nominal value $0.01 per share, and 204,338,749 Class B ordinary shares, nominal value $0.000000001 per share, were issued and outstanding. All issued shares are fully paid. In connection with the Reorganization Transaction completed on May 8, 2026, Wise Group plc issued Class A ordinary shares and Class B ordinary shares to holders of the corresponding classes of shares of Wise Limited on a 1:1 basis (excluding shares held by Excluded Shareholders). For additional information regarding the rights attaching to our shares, see “—B. Memorandum and Articles of Association.” For information regarding shares issuable under our equity incentive plans, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Equity Plans.”

B. Memorandum and Articles of Association

Introduction

Wise Group plc was incorporated under the laws of Jersey, Channel Islands as a public limited company on June 17, 2025 with registration number 160362 and having its registered office address at 3rd Floor, 44 Esplanade, St. Helier, JE4 9WG, Jersey, Channel Islands.

The following represents a summary of certain key provisions of the memorandum of association (the “Memorandum”) and the Articles of Wise Group plc, as well as a description of relevant provisions of the Jersey Companies Law. The summary does not purport to be a summary of all of the provisions of the Memorandum or the Articles and it is subject to and qualified in its entirety by reference to the Memorandum and Articles, each of which is incorporated by reference as an exhibit to this Annual Report. We encourage you to read the Memorandum and Articles for additional information.

Key Provisions in our Memorandum of Association and Articles of Association

Objects and Purposes

Neither the Memorandum nor the Articles stipulate any particular objects or purposes of Wise Group plc and no objects or purposes are required to be stated by the Jersey Companies Law.

Ordinary Shares

Dividend and Liquidation Rights

Holders of Class A ordinary shares are entitled to receive equally, share for share, any dividends that may be declared in respect of our Class A ordinary shares by the board of directors out of funds lawfully available for such purpose under Jersey law. Our board of directors has the power to declare interim dividends as it determines. Declaration of a final dividend (not exceeding the amount recommended by our board of directors) requires shareholder approval by adoption of an ordinary resolution. Failure to obtain such shareholder approval does not affect previously paid interim dividends.

Holders of Class B ordinary shares have no right to receive dividends or other distributions, except as provided in the Articles upon a winding-up.

In the event of our liquidation, after satisfaction of liabilities to creditors, the surplus assets of the company shall be applied:

•	first, in paying to each holder of Class B ordinary shares the nominal value of their Class B ordinary shares (pro rata if insufficient); and

•	second, the balance among holders of Class A ordinary shares pro rata to the number of Class A ordinary shares held.

Such rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class or series of preferred shares that may be authorized in the future. The Articles provide that any dividend which has remained unclaimed for a period of 10 years from the date of declaration shall, if the board of directors so resolves, be forfeited and cease to remain owing by Wise Group plc and shall thereafter belong to Wise Group plc absolutely.

Voting, Shareholder Meetings and Resolutions

Each Class A ordinary share carries one vote on all matters submitted to a vote of holders of ordinary shares.

Each Class B ordinary share carries nine votes, subject to the following restrictions:

•	Class B voting rights are non-transferable and may only be exercised by the original holders to whom such shares were issued under the Scheme.

•	Class B voting rights are subject to caps:

•	For most Class B shareholder groups, the aggregate votes cannot exceed one vote less than 35% of the total eligible votes on any resolution.

•

For Kristo Käärmann’s Class B shareholder group, while he serves as Chief Executive Officer, the cap is one vote less than 50% of the total eligible votes on any resolution; if he ceases to be Chief Executive Officer, the 35% cap applies.

•	Any votes in excess of these caps are treated as Affected Votes (as defined in the Articles) and are disregarded for voting purposes.

•

Class B voting rights cease permanently upon certain events, including death of the holder, any transfer of the Class B share or its corresponding Class A share, an indirect change of control of the holder, or at 23:59 (London time) on the tenth anniversary of the effective date of the Scheme, after which the Class B share is automatically redeemed for no consideration and canceled.

All shareholder resolutions are decided on a poll. There is no cumulative voting.

Under Jersey law, an annual general meeting must be held once every calendar year and within 18 months of the previous annual general meeting. The Articles provide that the quorum for a general meeting is two qualifying persons present and entitled to vote. Should we cease to qualify as a foreign private issuer under the Exchange Act (or such other date as specified in the Articles) (referred to as the “Domestic Issuer Transition Date”), the quorum requirement would also include that those qualifying persons together hold at least one-third of the issued shares entitled to vote (excluding treasury shares) or such higher percentage as may be required by the U.S. stock exchange on which our Class A ordinary shares are then listed.

Extraordinary general meetings may be called by the board of directors or by requisition of shareholders holding not less than 10% of the voting rights. At least 14 clear days’ notice must be given for any general meeting. Shareholders of record are entitled to attend and may appoint one or more proxies to attend and vote on their behalf.

An ordinary resolution (such as a resolution for the declaration of a final dividend) requires approval by a simple majority of votes cast. A special resolution (such as a resolution to amend the Memorandum or the Articles) requires approval by at least two-thirds of votes cast. There are no provisions in the Jersey Companies Law or the Articles relating to cumulative voting.

Amendments to Governing Documents

A special resolution is required to amend the Memorandum or the Articles, approve any change in authorized share capital, or approve a liquidation or winding-up. A special resolution requires at least 14 clear days’ notice of the relevant general meeting and approval by the holders of two-thirds of the votes cast at the meeting.

Requirements for Advance Notification of Shareholder Nominations and Proposals

The Articles establish advance notice and related procedures with respect to shareholder proposals and nominations of candidates for election as directors. In summary:

•	Prior to the Domestic Issuer Transition Date: Shareholders have no right to propose business at an annual general meeting other than through the board of directors.

•

Following the Domestic Issuer Transition Date: Shareholders may nominate directors or propose other business at an annual general meeting if they comply with certain notice and disclosure requirements, including providing specified information about the proposing shareholder, any associated persons, and the proposed nominee or business. Notice must generally be delivered not earlier than 150 days and not later than 120 days before the anniversary of the preceding year’s annual general meeting, subject to adjustments if the meeting date changes by more than 30 days.

Limits on Written Consents

Shareholder action by written resolution is permitted only while holders of Class B ordinary shares collectively hold a simple majority of the total voting rights. During that period, written resolutions (including special resolutions, except for removal of auditors) may be passed by the requisite majority without a meeting. At all other times, shareholder action may only be taken at a duly convened meeting.

Notices

Each shareholder of record is entitled to receive at least 14 clear days’ notice of a general meeting. For the purposes of determining the shareholders entitled to notice and to vote, the board of directors may fix a record date not less than 10 days and not more than 60 days before the meeting.

Modification of Class Rights

The rights attached to any class of shares (unless otherwise provided by the terms of issue of that class) may be varied with the consent in writing of holders of at least two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of that class.

Directors

Powers of Directors

Our business is managed by the board of directors, which may exercise all powers not required by Jersey law or the Articles to be exercised by shareholders in a general meeting. These powers include the ability to borrow money and issue shares within the limits of the Articles.

Board Structure and Terms

Upon the adoption of the Articles, our directors will be divided into two classes, Class I and Class II, serving staggered terms. At the first annual general meeting following adoption of the Articles, Class I directors will stand for re-election for a term ending at the second annual general meeting thereafter; Class II directors will stand for re-election at the second annual general meeting following adoption of the Articles for a similar term. Thereafter, directors are elected for terms ending at the second annual general meeting following their re-election. Directors serve until their successors are duly appointed or until earlier removal or resignation.

Election and Removal

Directors may be elected by ordinary resolution of shareholders or appointed by the board to fill vacancies or as additional directors. Shareholders may remove a director by ordinary resolution at any time, without cause. The board may also remove a director in certain circumstances specified in the Articles.

Conflicts of Interest

The Articles, to the fullest extent permitted by Jersey law, renounce any interest or expectancy that we may have in business opportunities presented to our directors or certain shareholders, except where expressly offered to a director in writing solely in their capacity as a director of our company.

Change in Control

The Articles do not contain a specific provision that delays, defers or prevents a change in control of our company. However, the board of directors is authorized to issue additional shares, including preferred shares, in accordance with a shareholder rights plan which could be used for a variety of corporate purposes, including to deter a takeover attempt. Jersey law does not prohibit a company from adopting a shareholder rights plan and the Articles authorize the board to adopt such a plan, except while we are subject to the U.K. City Code on Takeovers and Mergers.

Exclusive Forum Provision

Our Articles provide that, unless we consent to an alternative forum, the Courts of Jersey shall be the sole and exclusive forum for derivative lawsuits brought on behalf of the Company; claims for breach of fiduciary duty by our directors, officers, or other employees; and claims relating to our Articles or the governance and conduct of the Company, except where those claims involve a breach of U.S. federal or state law. In addition, unless we consent, our Articles provide that U.S. federal district courts shall be the sole and exclusive forum for claims arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Further, pursuant to applicable law and our Articles, actions by our shareholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in U.S. federal courts. We believe our forum selection provisions will benefit us by providing increased consistency in the application of the laws of Jersey and the U.S. federal securities laws.

Other Jersey Law Considerations

Purchase of Own Shares

As with declaring a dividend, we may not buy back or redeem our shares unless our directors who authorize the buyback or redemption have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed, we will be able to discharge our liabilities as they fall due and, having regard to prescribed factors, we will be able to continue to carry on business and discharge our liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed (or until we are dissolved on a solvent basis, if earlier).

If the above conditions are met, we may purchase our shares in the manner described below:

•	We may purchase on a stock exchange our fully paid shares pursuant to a special resolution of our shareholders.

•

We may purchase our own fully paid shares other than on a stock exchange pursuant to a special resolution of our shareholders, but only if the purchase is made on the terms of a written purchase contract which has been approved in advance by an ordinary resolution of our shareholders. The shareholder from whom we propose to purchase or redeem ordinary shares is not entitled to vote in respect of the ordinary shares to be purchased.

•	We may fund a redemption or purchase of our shares from any source. We cannot purchase our shares if, as a result of such purchase, only redeemable shares would remain in issue.

If authorized by a resolution of our shareholders, any shares that we redeem or purchase may be held by us as treasury shares. Any shares held by us as treasury shares may be canceled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by us are canceled where we have not been authorized to hold such shares as treasury shares.

Mandatory Purchases and Acquisitions

The Jersey Companies Law provides that where a person has made an offer to acquire a class or all of our outstanding ordinary shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of such outstanding ordinary shares, that person is then entitled (and may be required) to acquire the remaining ordinary shares. In such circumstances, a holder of any such remaining ordinary shares may apply to the courts of Jersey for an order that the person making such offer not be entitled to purchase the holder’s ordinary shares or that the person purchase the holder’s ordinary shares on terms different to those under which the person made such offer.

Compromises and Arrangements

Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or its shareholders or a class of either of them (as applicable), the courts of Jersey may order a meeting of the creditors or class of creditors, or of our shareholders or class of shareholders (as applicable), to be called in such a manner as the court directs.

Any compromise or arrangement approved by a majority in number present and voting at the meeting representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).

Whether our capital is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.

Comparison of Delaware Corporate Law and Jersey Corporate Law

Jersey companies are governed by the Jersey Companies Law. The Jersey Companies Law differs from laws applicable to Delaware corporations and their shareholders. For comparison purposes, set forth below is a summary of some significant differences between the laws applicable to companies incorporated in the State of Delaware and the provisions of the Jersey Companies Law applicable to Wise Group plc. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and Jersey law.

Delaware Corporate Law	Jersey Corporate Law

Mergers and Similar Arrangements; Appraisal Rights

Under the Delaware General Corporation Law, with certain exceptions, a (i) merger, (ii) consolidation, and (iii) sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by the Delaware Court of Chancery) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock, without a vote by the shareholders of such subsidiary. Upon any such merger in which the parent does not own all of the stock of the subsidiary immediately prior to the merger, dissenting shareholders of the subsidiary would have appraisal rights.

A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the board of directors and, only if the articles of association of the company require, by the shareholders in a general meeting. A merger involving a Jersey company must be generally documented in a merger agreement, which must be approved by special resolution (being a two-thirds majority, if the articles of association of the company do not specify a greater majority) of shareholders of that company.

There are no appraisal rights under the Jersey Companies Law.

Shareholders’ Suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion in certain circumstances to permit the winning party to recover incurred attorneys’ fees.	Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of a company’s affairs, including a proposed or actual act or omission by a company, is “unfairly prejudicial” to the interests of shareholders generally or of some part of shareholders, including at least the shareholder making the application.

There may also be customary law personal actions available to shareholders. Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), a court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

Shareholder Vote on Board and Management Compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws. While the Delaware General Corporation Law grants the board this power, directors setting their own compensation are still constrained by their fiduciary duties (discussed below).	Subject to the Articles, the board of directors may set the compensation of directors and members of management.

Annual Vote on Board Renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected at an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

Unless otherwise stated in the Articles, directors of Jersey companies may be elected at any meeting of shareholders including the annual general meeting. Re-election is possible.

Classified boards are permitted.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Delaware General Corporation Law provides that a certificate of incorporation may eliminate or limit the personal liability of directors and officers for monetary damages for breach of a fiduciary duty as a director or officer, except no provision may eliminate or limit the liability of:

•

a director or officer for any breach of the duty of loyalty to the corporation or its shareholders;

•

a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•

a director for statutory liability for unlawful payment of dividends or unlawful share purchase or redemption;

The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.

However, a Jersey company may exempt from liability and indemnify directors and officers for liabilities:

•

incurred in defending any civil or criminal legal proceedings where:

•

judgment is given in the person’s favor or the person is acquitted;

•

the proceedings are discontinued other than by reason of such person (or someone on their behalf) giving some benefit or suffering some detriment; or

•

a director or officer for any transaction from which the director or officer derived an improper personal benefit; or

•

an officer in any action by or in the right of the corporation.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the proceeding if the person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the person, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any action or suit by or in the right of the corporation to secure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and except that no indemnification shall be made in respect of any claim as to which such person has been found liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

•

the proceedings are settled on terms that such person (or someone on their behalf) gives some benefit or suffers some detriment but in the opinion of a majority of the disinterested directors, the person was substantially successful on the merits in the person’s resistance to the proceedings;

•

incurred to anyone other than to the company if the person acted in good faith with a view to the best interests of the company;

•

incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty or breach of trust under Article 212 of the Jersey Companies Law in which relief is granted to the person by the court; or

•

incurred in a case in which the company normally maintains insurance for persons other than directors.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•

by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•

by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•

by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•

by the shareholders.

To the extent that a present or former director or certain officers of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith.

Directors’ Fiduciary Duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

•

the duty of care; and

•

the duty of loyalty.

The duty of care requires that a director consider all material information reasonably available before taking board action.

The duty of loyalty requires that a directors act free of self-interest and in good faith with the honest belief that their actions are in the best interests of the company and its shareholders. They must not use their corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation and its shareholders.

Under the Jersey Companies Law, a director of a Jersey company, in exercising the director’s powers and discharging the director’s duties, has a duty to:

•

act honestly and in good faith with a view to the best interests of the company; and

•

exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Customary law is also an important source of law in the area of directors’ duties in Jersey as it expands upon the general duties and obligations of directors. The Jersey courts view English common law as highly persuasive in this area.

In summary, the following duties will apply in connection with this general fiduciary duty: a duty to act in good faith and in what they bona fide considers to be the best interests of the company; a duty to exercise powers for a proper purpose; a duty to avoid any actual or potential conflict between their own and the company’s interests; and a duty to account for profits and not take personal profit from any opportunities arising from their directorship, even if they is acting honestly and for the good of the company. However, the articles of association of a company may permit the director to be personally interested in arrangements involving the company (subject to the requirement to have disclosed such interest).

Shareholder Action by Written Consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	If permitted by the articles of association, a written consent signed and passed by the specified majority of members may affect any matter that otherwise may be brought before a shareholders’ meeting, except for the removal of a company’s auditors. Such consent shall be deemed effective when the instrument, or the last of several instruments, is signed by the specified majority of members or on such later date as is specified in the resolution.

The Articles state that if Class B shareholders hold at least a simple majority of total voting rights, they may pass written shareholder resolutions (including special resolutions, but not auditor removals) with the required voting majority, without holding a meeting or giving notice. Such resolutions may be signed in counterparts and by authorized representatives. Except in these circumstances or where allowed by law, written resolutions are not permitted.

Shareholder Proposals; Special Meetings of Shareholders

A shareholder of a Delaware corporation generally may put proposals before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents.

A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents. Shareholders may be precluded from calling special meetings.

The Jersey Companies Law does not provide for a shareholder right to put a proposal before the shareholders at the annual general meeting.

Shareholders holding 10% or more of a Jersey company’s voting rights and entitled to vote at the relevant meeting may legally require such company’s directors to call a meeting of shareholders. The Jersey Financial Services Commission may, at the request of any officer, secretary or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offence on the part of a Jersey company and its directors and secretary.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	There are no provisions in the Jersey Companies Law relating to cumulative voting.

Removal of Directors

Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may remove a director only for cause and (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such

There is no statutory right under Jersey Companies Law for shareholders to remove directors of a company.

If provided for in the articles of association, a director may be removed from office by the holders of ordinary shares by special resolution or other threshold only for “cause” (as defined in the articles of association). In addition, a director may be removed by resolution made by the board of directors director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which such director is a part.

for “cause” if the articles of association provide for such a right.

Under the Articles, the office of a director shall be vacated if all of the other directors sign a notice stating that the relevant director should cease to hold office.

Transactions with Interested Directors or Controlling Stockholders

Under a safe harbor provision in the Delaware General Corporation Law, certain enumerated interested or conflicted acts or transactions with interested directors or officers, or with controlling stockholders, may not be the subject of equitable relief, or give rise to an award of damages, by reason of a claim based on a breach of fiduciary duty by a director, officer, controlling stockholder or a member of a control group, if one or more of certain protective measures are implemented (depending on the circumstances), or if the transaction “is fair to the corporation and its stockholders.”

•

An interested director or officer transaction is protected by the statutory safe harbor if it is either:

•

Approved by a majority of the disinterested directors on the board or a committee (committee approval required in some instances); or

•

Approved or ratified by an informed and uncoerced vote of a majority of the votes cast by the disinterested stockholders; or

•

Fair to the corporation and its stockholders

•

Conflicted “controlling stockholder transactions” (other than a going private transaction are protected by the statutory safe harbor if it is either:

•

Approved by a majority of the disinterested directors on a committee; or

•

Conditioned on the approval of the disinterested stockholders before being submitted for a vote, and the transaction is approved by an informed, uncoerced vote of a majority of the votes cast by the disinterested stockholders; or

•

“Fair to the corporation and its stockholders”

•

Controlling stockholder going private transactions are protected by the statutory safe harbor if the transaction:

An interested director must disclose to the company the nature and extent of any interest in a transaction with the company, or one of its subsidiaries, which to a material extent conflicts or may conflict with the interests of the company and of which the director is aware.

Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction and directing that the director account to the company for any profit.

A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution of shareholders and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting.

Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

• Complies with both of the two protective measures applicable to other conflicted controlling stockholder or control group transactions; or • Is “fair to the corporation and its stockholders”
Transactions with Interested Shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in a business combination (as defined in Delaware General Corporation Law Section 203) with an “interested shareholder” for three years following the date that such person becomes an interested shareholder, unless, among other things, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. An interested shareholder generally is a person or group that (i) owns 15% or more of the corporation’s outstanding voting shares or (ii) in the case of affiliates or associates of the corporation, owns or owned 15% of the corporation’s outstanding voting shares at any time within the past three years.	The Jersey Companies Law has no comparable provision. As a result, a Jersey company cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, as a general matter, such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Dissolution; Winding Up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares entitled to vote thereon. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Jersey Companies Law, a Jersey company may be voluntarily dissolved, liquidated or wound up by a special resolution of the shareholders. In addition, a company may be wound up by the courts of Jersey if the court is of the opinion that it is just and equitable to do so or that it is expedient in the public interest to do so.

Alternatively, a creditor with a claim against a Jersey company of not less than £3,000 may apply to the Royal Court of Jersey for the property of that company to be declared en désastre (being the Jersey law equivalent of a declaration of bankruptcy). Such an application may also be made by the Jersey company itself without having to obtain any shareholder approval.

Variation of Rights of Shares

Generally speaking, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment to the certificate of incorporation if the amendment would (i) increase or decrease the aggregate number of authorized shares of such class (unless otherwise provided in the original certificate or the amendment creating such class), (ii) increase or decrease the par value of the shares of such class, or (iii) alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences, or special rights of a series of stock, but does not so affect the entire class, then only the shares of the series so affected by the amendment are entitled to a separate series vote.

Under Jersey law, the rights attached to any class of shares may only be varied (unless otherwise provided in the articles of association or by the terms of issue of that class) with the written consent of the holders of two-thirds of the shares of such class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

The Articles state that the rights attached to any class (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied with the consent in writing of the holders of at least two-thirds in nominal value of the issued shares of that class or with the authority of a special resolution passed at a separate general meeting of the holders of those shares.

Amendment of Governing Documents

Generally speaking, and subject to the rights of certain holders of a class or series of stock to a separate class or series vote in certain circumstances, a Delaware corporation’s certificate of incorporation may be amended with the approval of a majority of the outstanding shares entitled to vote thereon, unless the certificate of incorporation provides for a higher vote.

Stockholders are entitled to amend the bylaws of the corporation. By default, that requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote, though a greater vote can be provided for in the corporation’s organizational documents. The board of directors may amend the bylaws if it is granted the authority to do so in the corporation’s certificate of incorporation.

The memorandum of association and the articles of association of a Jersey company may only be amended by special resolution (being a two-thirds majority if the articles of association of the company do not specify a greater majority) passed by shareholders in general meeting or by written resolution (if not prohibited by the articles of association) signed by either all the shareholders entitled to vote or, if authorized by the articles of association, a two-thirds majority (if the articles of association of the company do not specify a greater majority).

Blank Check Preferred Stock/Shares

A Delaware corporation’s certificate of incorporation may give the board of directors authority to issue, out of the authorized class of preferred stock, preferred stock in series and designate the powers, preferences and rights thereof without stockholder approval. This authority can help in preventing a takeover attempt. In	Subject to the restrictions in the Articles, the Articles give the board of directors the right to provide for other classes of shares, including series of preferred shares, out of the authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise addition, subject to certain fiduciary duty limitations, Delaware law does not prohibit a corporation from adopting a shareholder rights plan which could help to prevent a takeover attempt.

capital for corporate purposes or for use in employee benefit plans.

Where the U.K. City Code on Takeovers and Mergers does not apply to a company, Jersey law does not prohibit a company from adopting a shareholder rights plan which could prevent a takeover attempt.

Inspection of Books and Records

Shareholders of a Delaware corporation, upon written demand under oath, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and certain other specified books and records of the corporation and its subsidiaries, if any, subject to certain conditions. Among other things, a shareholder may inspect and copy the corporation’s books and records only if (i) the shareholder’s demand is made in good faith and for a proper purpose; (ii) the shareholder’s demand describes with reasonable particularity the shareholder’s purpose and the books and records the stockholder seeks to inspect, and (iii) the books and records sought are specifically related to the shareholder’s purpose.

The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must, during business hours, be open to the inspection of a shareholder of the company without charge.

The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Payment of Dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends either:

•

out of its surplus; or

•

in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Shareholder approval is required to amend the certificate of incorporation to authorize capital stock in excess of that currently provided for in the certificate of incorporation.

Subject to restrictions in the Articles, a Jersey company may make a distribution at any time and out of any source (other than the nominal capital account or capital redemption reserve) provided that the directors of the company who authorize the distribution make a statutory solvency statement confirming that they have formed the opinion that immediately following the date on which the distribution is proposed and for a 12 month period thereafter the company will be able to discharge its liabilities as they fall due.

Likewise, authorizing directors must also make a statutory solvency statement in the event of redeeming or purchasing the company’s shares.

Creation and Issuance of New Shares

All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation. Directors may issue authorized shares without shareholder approval, subject to applicable Nasdaq	Pursuant to authority vested in the board under the memorandum and articles of association, the board of directors may authorize the issuance of new shares through a resolution.

listing rules, which require shareholder approval in certain circumstances, including issuances of 20% or more of the Company’s outstanding ordinary shares and certain issuances in connection with acquisitions and equity compensation arrangements.

C. Material Contracts

Our material contracts include the Revolving Credit Facility and the deed of trust for the EMTN Program. For a description of the Revolving Credit Facility and EMTN Program, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” Other than the foregoing and as otherwise described in this Annual Report, we have not entered into any material contracts outside the ordinary course of business during the two years preceding the date of this Annual Report.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in Jersey that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our Class A ordinary shares, other than withholding tax requirements. For information regarding exchange controls and restrictions on capital movements in other jurisdictions in which we operate, see “Item 3.D. Key Information—Risk Factors—Unfavorable geopolitical or macroeconomic conditions could limit our ability to grow our business and negatively affect our operating results,” ”Item 3.D. Key Information—Risk Factors—If we, or the financial institutions that we work with, fail to comply with the regulatory license conditions in a given market, our operations would be adversely affected.” and “Item 4.B. Information on the Company—Business Overview—Government Regulation.”

E. Taxation

Wise Group plc is a Jersey incorporated company that is intended to be resident for tax purposes solely in the U.K.

The following sections provide an overview of certain Jersey, U.K. and U.S. tax considerations, and are not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares in each such jurisdiction. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Certain Jersey Tax Considerations

The following summary of the anticipated treatment of Wise Group plc and holders of shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this Annual Report and may be subject to any changes in Jersey law. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as it applies to any land or building situated in Jersey). It also does not deal with any Jersey tax considerations applicable to any Excluded Shareholder. Accordingly, prospective investors should consult their own tax advisers regarding tax considerations with respect to their investment in Wise.

Shareholders should note that tax law and interpretation can change and that, in particular, the levels and basis of, and reliefs from, taxation may change and may alter the benefits of the investment in Wise Group plc.

Under the Income Tax (Jersey) Law 1961 (as amended), an entity shall be regarded as tax resident in Jersey as it is incorporated under the Companies Law unless:

•

its business is centrally managed and controlled outside Jersey in a country or territory where the highest rate at which any company may be charged to tax on any part of its income is 10% or higher; and

•	the entity is resident for tax purposes in that country or territory.

It is intended that Wise Group plc will not be resident for tax purposes in Jersey and not subject to any rate of tax in Jersey as it will instead be resident in the United Kingdom where the tax rate is in excess of 10%.

For so long as Wise Group plc is managed and controlled in the United Kingdom and therefore deemed not to be tax resident in Jersey, it is entitled to pay dividends to shareholders without any withholding or deduction for or on account of Jersey income tax. Shareholders who are not resident for income tax purposes in Jersey are not subject to taxation in Jersey in respect of any income or gains arising in respect of the shares held by them. Shareholders who are resident for income tax purposes in Jersey will be subject to income tax in Jersey on any dividends paid on shares held by them or on their behalf.

There is no stamp duty in Jersey on the issue or transfer of shares. On the death of an individual holder (whether or not such individual was resident in Jersey), duty at rates of up to 0.75% of the value of the relevant shares (subject to a cap on liability of £100,000) may be payable upon the registration of a grant of probate or letters of administration which would be required in order to transfer the shares of a deceased sole shareholder. There is no capital gains tax, estate duty or inheritance tax in Jersey nor is there any tax on gifts.

Goods and Services Tax

Pursuant to the Goods and Services Tax (Jersey) Law 2007 (the “2007 Law”), Jersey goods and services tax is payable on the supply of applicable goods and services at the rate of 5%. For so long as Wise Group plc is an ‘international services entity’ under the 2007 Law, having satisfied the requirements of the Goods and Services Tax (International Service Entities) (Jersey) Regulations 2007, as amended, a supply of goods or a service made by Wise Group plc shall not be a taxable supply for the purposes of the 2007 Law.

Information Reporting

Information relating to the shares, their holders and beneficial owners may be required to be provided to tax authorities in certain circumstances pursuant to domestic or international reporting and transparency regimes. This may include (but is not limited to) information relating to the value of shares, amounts paid or credited with respect to shares, details of the holders or beneficial owners of shares and information and documents in connection with transactions relating to shares. In certain circumstances, the information obtained by a tax authority may be provided to tax authorities in other countries.

Economic Substance

The Taxation (Companies—Economic Substance) (Jersey) Law 2018 (the “Substance Law”) came into force on January 1, 2019.

It is intended that Wise Group plc be managed and controlled in the United Kingdom and therefore will not be deemed to be tax resident in Jersey. Accordingly, the Substance Law will not apply to Wise Group plc.

No Restrictions on Capital Movement or Shareholding Rights for Non-Residents

There are no governmental laws, decrees, regulations or other legislation in Jersey that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our Class A ordinary shares, other than withholding tax requirements. There is no limitation imposed by Jersey law or our Articles on the right of non-residents to hold or vote shares.

Certain United Kingdom Tax Considerations

The following discussion is a summary of certain limited aspects of the U.K. taxation treatment of holding and disposing of our Class A ordinary shares. It does not constitute legal or tax advice and does not purport to be a complete analysis of all applicable U.K. tax considerations, including the circumstances in which holders of our Class A ordinary shares may benefit from an exemption or relief from U.K. taxation. The discussion (including any reference to rates of taxation) is based on current U.K. tax legislation and HM Revenue and Customs (“HMRC”) practice (which may not be binding on HMRC), in each case as of the date of this Annual Report, both of which are subject to change, possibly with retrospective effect. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the company is and remains resident solely in the United Kingdom for tax purposes and will be subject to the U.K. tax regime and not the Jersey tax regime or the U.S. tax regime save as set out above under “—Certain Jersey Tax Considerations” and below under “—Certain Material U.S. Federal Income Tax Considerations for U.S. Holders.”

The discussion is intended as a general guide and, in particular, does not deal with certain types of holders of Class A ordinary shares, such as financial institutions, pension schemes, charities, tax-exempt organizations, trustees, intermediaries, market makers, brokers, dealers in securities, persons who have or could be treated for tax purposes as having acquired their Class A ordinary shares by reason of their office, employment or as carried interest, collective investment schemes, persons who hold investments in any HMRC-approved arrangements or schemes, persons connected to us, insurance companies and persons subject to U.K. tax under the foreign income and gains regime that came into force in the United Kingdom with effect from April 6, 2025. It also does not deal with any U.K. tax considerations applicable to any Excluded Shareholder.

Special tax provisions not covered by this discussion may in particular apply to persons who have acquired or who acquire their Class A ordinary shares pursuant to the exercise of options or other awards.

References below to “U.K. Shareholders” are to holders of our Class A ordinary shares (a) who are resident for tax purposes in, and only in, the United Kingdom and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the Class A ordinary shares is connected, (b) in the case of individuals, to whom “split year” treatment does not apply, (c) who hold their Class A ordinary shares as an investment (other than under a self-invested personal pension plan or individual savings account); and (d) who are the absolute beneficial owners of their Class A ordinary shares.

We anticipate that the tax treatment summarized under the headings “Income from Class A ordinary shares” and “Disposal of Class A ordinary shares” will apply to U.K. Shareholders whose Class A ordinary shares are represented by DIs, including on the basis that the DI depositary should be treated as holding the Class A ordinary shares on trust (as bare trustee under English law) for such U.K. Shareholders.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF OUR CLASS A ORDINARY SHARES OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THEIR SHARES IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Income from Class A Ordinary Shares

Dividends

Dividends paid by us will not be subject to any withholding or deduction for or on account of U.K. tax.

Income Tax

An individual U.K. Shareholder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from us. All dividends received by an individual U.K. Shareholder from us or from other sources will form part of that U.K. Shareholder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £500 of taxable dividend income received by the individual U.K. Shareholder in the tax year 2026/2027. Income within the nil rate band will be taken into account in determining whether income in excess of the £500 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. In the tax year 2026/2027, Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 10.75% to the extent that the excess amount falls within the basic rate tax band, 35.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.

An individual holder of Class A ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from us unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the Class A ordinary shares are attributable.

Corporation Tax

Corporate U.K. Shareholders should not be subject to U.K. corporation tax on any dividend received from us so long as the dividends qualify for exemption, which should generally be the case for many such corporate U.K. Shareholders, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such corporate U.K. Shareholder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (in the tax year 2026/2027, at the main rate of 25% for companies with profits in excess of £250,000, or the small profits rate of 19% for companies with profits of £50,000 or less, with marginal relief from the main rate available to companies with profits between £50,000 and £250,000 subject to meeting certain criteria).

A corporate holder of Class A ordinary shares that is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from us unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the Class A ordinary shares are attributable.

Disposal of Class A Ordinary Shares

A disposal or deemed disposal of Class A ordinary shares by a U.K. Shareholder for U.K. tax purposes may, depending on the U.K. Shareholder’s particular circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of capital gains tax or corporation tax on chargeable gains.

If an individual U.K. Shareholder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of Class A ordinary shares, the current applicable rate will be 24%. For an individual U.K. Shareholder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 18%, save to the extent that any capital gains when aggregated with the U.K. Shareholder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 24%.

If a corporate U.K. Shareholder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of Class A ordinary shares, U.K. corporation tax would apply (in the tax year 2026/2027, at the main rate of 25% for companies with profits in excess of £250,000, or the small profits rate of 19% for companies with profits of £50,000 or less, with marginal relief from the main rate available to companies with profits between £50,000 and £250,000 subject to meeting certain criteria).

A holder of Class A ordinary shares which is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of Class A ordinary shares unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of Class A ordinary shares, through a permanent establishment) to which the Class A ordinary shares are attributable. However, an individual holder of Class A ordinary shares who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of Class A ordinary shares during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).

U.K. Stamp Duty and Stamp Duty Reserve Tax

Issue of Class A Ordinary Shares

No U.K. stamp duty or stamp duty reserve tax (“SDRT”) is payable on the issuance of our Class A ordinary shares.

Transfers of Class A Ordinary Shares

No U.K. stamp duty will be payable on the paperless transfer of our Class A ordinary shares through the facilities of DTC.

Provided that our Class A ordinary shares are not registered in a register held or maintained in the United Kingdom or paired with shares issued by a body corporate incorporated in the United Kingdom (as is our expectation), no U.K. SDRT will arise in respect of an agreement to transfer our Class A ordinary shares.

Issue of DIs

No U.K. stamp duty or SDRT is payable on the issuance of depositary interests representing our Class A ordinary shares.

Transfers of Depositary Interests

No U.K. stamp duty will be payable on the paperless transfer of depositary interests in CREST. HMRC has provided confirmation that no U.K. SDRT will arise on an agreement to transfer depositary interests representing the Class A ordinary shares in CREST, unless the transfer is made to a depositary receipt issuer or clearance service. In such a scenario, other than in certain specific cases (such as if an exemption is available), U.K. SDRT may, generally, arise at the rate of 1.5%. Any such U.K. SDRT will, in practice, generally be borne by the transferor.

Certain Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a general summary based on present law of certain U.S. federal income tax considerations relevant to U.S. Holders (as defined below) regarding the ownership and disposition of Class A ordinary shares of Wise Group plc . It addresses only U.S. Holders (as defined below) that hold Class A ordinary shares of Wise Group plc and who hold such shares as “capital assets” within the meaning of Section 1221 of the Code and use the U.S. dollar as their functional currency. This summary does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax considerations, special tax accounting rules under Section 451(b) of the Code, the Medicare contribution tax on certain net investment income, or any state, local or non-U.S. tax considerations. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations, such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•

U.S. holders who acquire or acquired their ordinary shares pursuant to any employee share option or otherwise as compensation (including, for the avoidance of doubt, U.S. holders holding options with a nil or de minimis strike price);

•

U.S. holders that hold or will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated or risk reduction transaction for U.S. federal income tax purposes;

•	persons who are Excluded Shareholders;

•	persons that actually or constructively own 5% or more of the equity securities of Wise Group plc; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

If you are a partnership (or other pass-through entity) for U.S. federal income tax purposes, the tax treatment of your partners (or other owners) will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other pass-through entities) and the partners (or other owners) in such partnerships (or such other pass-through entities) should consult their tax advisers regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

For purposes of this summary, a U.S. Holder means a beneficial owner of ordinary shares of Wise Group plc that for U.S. federal income tax purposes is (i) an individual citizen or resident of the United States; (ii) a corporation organized in or under the laws of the U.S., any state thereof, or the District of Columbia; (iii) a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code, or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source;

This summary is for general information only and is not tax advice. It is not a complete description of all of the tax considerations that may be relevant to a particular U.S. Holder. This discussion is based on the Code, U.S.

Treasury Regulations, and judicial and administrative interpretations thereof, all as in effect on the date hereof. All of the foregoing is subject to differing interpretations and change. Such change may apply retroactively and may affect the tax considerations described in this summary. We have not sought, and do not intend to seek, a ruling from the IRS as to any U.S. federal income tax consideration described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below.

Although not free from doubt, a holder of a depositary interest representing a Class A ordinary share generally should be treated for U.S. federal income tax purposes as holding the Class A ordinary shares represented by such depositary interest. The following discussion assumes that such treatment applies and references below to Class A ordinary shares include references to depositary interests representing our Class A ordinary shares. Holders of depositary interests should consult their tax advisers regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as Wise plc or Wise Group plc, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, each of Wise plc and Wise Group plc will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which such entity owns, directly or indirectly, at least 25% (by value) of the stock.

We believe that Wise plc should not be classified as a PFIC for the taxable year ended March 31, 2026 or for any prior year during which shares of Wise plc stock have been admitted to trading on the London Stock Exchange and we do not expect Wise plc or Wise Group plc to be a PFIC for the taxable year ended March 31, 2026 or any other taxable year. While we do not expect that Wise plc or Wise Group plc should be or become a PFIC, no assurance can be given in this regard because the determination of PFIC status for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of the income and assets of Wise plc or Wise Group plc, as applicable.

Fluctuations in the market price of ordinary shares of Wise Group plc may cause Wise Group plc to be or become classified as a PFIC for the current or future taxable years because the value of any assets for purposes of the asset test, including the value of any goodwill, may be determined by reference to the market price of ordinary shares of Wise Group plc, which may be volatile. If the market capitalization of Wise Group plc subsequently declines, Wise Group plc may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the law applicable to determinations of PFIC status is very complex, uncertain and subject to varying interpretation, and the IRS may not agree with the PFIC determinations that Wise plc or Wise Group plc make or have made and the application of the PFIC rules. Even if Wise plc or Wise Group plc determines that it is not (or was not) a PFIC for a particular tax year, the IRS is not bound by that determination and could take a different view. In light of the foregoing, our U.S. counsel expresses no opinion with respect to the PFIC status of Wise plc or Wise Group plc for any prior, current or future taxable year.

If Wise plc or Wise Group plc is a PFIC for any year during which a U.S. Holder holds ordinary shares of Wise plc or Wise Group plc, as applicable, such entity generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds such ordinary shares of Wise plc or Wise Group plc, as applicable. If Wise plc was a PFIC for any year during which a U.S. Holder held ordinary shares of Wise plc, and such shares were exchanged for ordinary shares of Wise Group plc in the Reorganization Transactions, Wise Group plc generally will be treated as a PFIC to such U.S. Holder for all succeeding years during which such U.S. Holder holds such ordinary shares of Wise Group plc. Except as specifically set forth below, the remainder of this discussion is written on the basis that neither Wise plc nor Wise Group plc has been or will be classified as a PFIC for U.S. federal income tax purposes. If Wise plc or Wise Group plc is classified as a PFIC for any taxable year during which a U.S. Holder holds (or has held) ordinary shares of Wise plc or Wise Group plc, as applicable, the tax consequences applicable to such U.S. Holder may differ materially from, and may be materially adverse when compared to, those described herein. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of the ownership and disposition of ordinary shares of Wise Group plc if Wise Group plc is treated as a PFIC.

Ownership and Disposition of Class A Ordinary Shares

Dividends Paid in Respect of Class A Ordinary Shares

Subject to the discussion below under the heading “Passive Foreign Investment Company Rules,” any cash distributions paid on ordinary shares of Wise Group plc out of the current or accumulated earnings and profits of Wise Group plc, as determined under U.S. federal income tax principles, generally will be includible in the gross income of a U.S. Holder as dividend income when actually or constructively received by the U.S. Holder. Because Wise Group plc does not intend to determine its earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution paid by Wise Group plc generally will be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on ordinary shares of Wise Group plc will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ordinary shares of Wise Group plc on which the dividends are paid are readily tradeable on an established securities market in the United States, or Wise Group plc is eligible for the benefits of the U.S.-U.K. income tax treaty (the “Treaty”), (2) Wise Group plc is not a PFIC for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Wise Group plc expects that its Class A ordinary shares will be listed on a U.S. stock exchange and therefore expects that Class A ordinary shares (but not Class B ordinary shares) of Wise Group plc will qualify as readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.

For foreign tax credit limitation purposes, dividends paid by Wise Group plc generally will be treated as passive category income. Because no income taxes will be withheld from dividends on ordinary shares of Wise Group plc, there will be no creditable foreign taxes associated with any dividends that a U.S. Holder will receive.

Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under the heading “Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize capital gain or loss upon the sale or other disposition of ordinary shares of Wise Group plc in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year. Long-term capital gain of individuals and certain other non-corporate U.S. Holders generally will be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Rules

If Wise Group plc is classified as a PFIC for any taxable year during which a U.S. Holder holds its ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder generally will be subject to special tax rules on (1) any excess distribution that Wise Group plc makes to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S.

Holder’s holding period for ordinary shares Wise Group plc), and (2) any gain realized on the sale or other disposition of ordinary shares of Wise Group plc. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for ordinary shares of Wise Group plc;

•

the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which Wise Group plc became a PFIC will be treated as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest on the resulting tax deemed deferred will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If Wise Group plc is a PFIC for any taxable year during which a U.S. Holder holds ordinary shares of Wise Group plc, and any of Wise Group plc’s corporate subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of Wise Group plc’s subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. Wise Group plc expects that its Class A ordinary shares (but not Class B ordinary shares) will be regularly traded on a qualified exchange, but there can be no assurance in this regard. If a U.S. Holder makes this election, the holder generally will (1) include as ordinary income for each taxable year that Wise Group plc is a PFIC the excess, if any, of the fair market value of ordinary shares of Wise Group plc held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of ordinary shares of Wise Group plc over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in ordinary shares of Wise Group plc would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when Wise Group plc is classified as a PFIC and Wise Group plc subsequently ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that Wise Group plc is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of ordinary shares of Wise Group plc in a year when Wise Group plc is a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because as a technical matter a mark-to-market election cannot be made for any lower-tier PFICs that Wise Group plc may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If Wise Group plc is a PFIC, Wise Group plc will use reasonable efforts to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above and different from the treatment if a mark-to-market election is made. If Wise Group plc does provide such information with respect to a taxable year in which it determines that it is a PFIC, Wise Group plc cannot guarantee that such information will be made available for all years in which Wise Group plc is a PFIC or that the information will be available at the time required for any particular U.S. Holder to make a “qualified electing fund” election under Section 1295 of the

Code (a “QEF Election”). U.S. Holders should consult their tax advisors regarding the tax consequences and implications of making a QEF Election.

If a U.S. Holder owns ordinary shares of Wise Group plc during any taxable year that Wise Group plc is a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of ordinary shares of Wise Group plc if Wise Group plc (or any of their respective subsidiaries) is or becomes a PFIC.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (1) the U.S. Holder is a corporation or other “exempt recipient” and (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ordinary shares of Wise Group plc, unless such ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ordinary shares of Wise Group plc.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports on Form 20-F and reports on Form 6-K. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We maintain a website at http://www.wise.com. We may use our website as a means of disclosing information about the Company. Information contained in, or accessible through, our website is not a part of, and is not incorporated by reference into, this Annual Report.

The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding registrants, such as Wise, that file electronically with the SEC.

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report or is incorporated herein by reference, the contract or document is deemed to modify our description. You should review the exhibits themselves for a complete description.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

If we are required to provide an Annual Report to security holders in response to the requirements of Form 6-K, we will submit the Annual Report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Quantitative and Qualitative Disclosures About Market Risk.”

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

In connection with the Reorganization Transaction completed on May 8, 2026, holders of ordinary shares of Wise Limited received Class A ordinary shares and Class B ordinary shares of Wise Group plc in exchange for their ordinary shares of Wise Limited, on a 1:1 basis. For a description of the Reorganization Transaction and the rights of holders of Wise Group plc shares, see “Introduction,” “Item 4.C. Information on the Company—Organizational Structure,” and “Item 10.B. Additional Information—Memorandum and Articles of Association.” Other than the foregoing, there have been no material modifications to the rights of holders of our registered securities during the period covered by this Annual Report.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of March 31, 2026.

Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of March 31, 2026 due to the material weaknesses in our internal control over financial reporting described below. In light of this fact, management has performed additional analyses, reconciliations, and other post-closing procedures and has concluded that, notwithstanding the material weaknesses in our internal control over financial reporting, the consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or combination of deficiencies, in our internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis.

As previously disclosed, we identified material weaknesses in our internal control over financial reporting in the following areas:

•

deficiencies within our transaction level business processes related to the identification of risks of material misstatement, effective design of key controls, the creation and retention of evidence of control operation, the design of review controls, methods for confirming the accuracy and completeness of reports and information used in the performance of controls, and segregation of duties controls;

•	deficiencies in the review and approval of manual journal entries and the flow of these journal entries into our core finance ledger, as a result of the complexity in our finance systems environment;

•

deficiencies relating to IT general controls on the systems that underpin our internal controls over financial reporting, including access management, change management, interface management and third-party management;

•

root causes identified against the components of effective internal control under the COSO framework, in the components of risk assessment, control environment, control activities, information & communication and monitoring; and

•	an insufficient complement of personnel with an appropriate level of internal controls and U.S. GAAP accounting knowledge and experience commensurate with U.S. financial reporting requirements.

Remediation Plans

We have developed a remediation plan and are in the process of implementing the actions associated with the plan, which include the following:

•

building an operating model and team to support the uplift of controls across business process, IT and entity level control domains, as well as the annual cycle of activities associated with management’s report on the effectiveness of internal control over financial reporting;

•	deploying additional resources with internal control and U.S GAAP accounting experience to design, implement and operate newly designed controls, while providing additional training;

•	documenting our processes, risks and controls for internal control over financial reporting;

•	assessing the design, implementation and operating effectiveness of our internal controls over financial reporting under U.S. financial reporting requirements;

•	improving the evidence of the operation of controls;

•	developing and implementing controls over the completeness and accuracy of reports used in the operation of controls;

•	formalizing processes around management review controls and controls related to complex accounting areas;

•	executing remediation projects to address our more complex and interrelated deficiencies including the remediation of the IT general controls;

•

strengthening our internal controls over financial reporting related to our governance structure including establishing a SOX steering committee, which is chaired by the Chief Financial Officer, to ensure adequate attention continues to be given to these activities; and

•	providing regular reporting to our management and Audit Committee regarding the status of internal control over financial reporting assessment and remediation.

There remains a possibility that further material weaknesses are identified as we complete our assessment of the design, implementation and operating effectiveness of our internal controls over financial reporting.

The material weakness will be considered remediated when these controls have been designed, implemented and operated for a sufficient period of time and our management has concluded, through testing, that these controls are effective.

While we are working to complete this remediation process as quickly as practicable and we have made considerable progress, we cannot at this time estimate how long it will take or the costs that will be incurred, and our initiatives may not prove to be successful in remediating the material weaknesses.

We cannot assure you that the actions we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses or restatements in our financial statements. Further, additional material weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future.

For further information regarding the risks associated with these material weaknesses, see “Item 3.D. Key Information—Risk Factors—In connection with our compliance with the Sarbanes-Oxley Act, we have identified deficiencies in our internal control over financial reporting that constitute material weaknesses.”

B. Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C. Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D. Changes in Internal Control over Financial Reporting

We are taking actions to remediate the material weaknesses relating to our internal control over financial reporting, as described above. Except as otherwise described herein, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

[Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Scott Hill is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act and that he satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and Nasdaq listing standards.

Item 16B. Code of Ethics

We have adopted the Wise Code of Conduct which is filed as Exhibit 11.1 to this Annual Report, which applies to all of our officers, directors and employees including contingent workers and sets forth our Company’s values and minimum global standards of behavior, as well as principles and procedures related to, among other things: compliance with all applicable laws, rules, and regulations; information security; conflicts of interest; and anti-corruption. Our Code of Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Conduct on our website. The information contained on, or accessible from, our website is not part of this Annual Report by reference or otherwise.

Item 16C. Principal Accountant Fees and Services

The following table represents aggregate fees billed to us for professional fees rendered by PricewaterhouseCoopers LLP (“PwC”), our independent registered public accounting firm, for the fiscal years ended March 31, 2026 and 2025:

	Year ended March 31,
	2026	2025
	(In million)	(In million)
Audit fees	$10.6	$12.9
Audit related fees	1.3	1.1
Tax fees	—	—
All other fees		—
Total	$11.9	$14.0

Audit fees include the aggregate fees billed in each of the last two fiscal years for professional services rendered regarding statutory audits or regulatory filings of the Company and its subsidiaries and audits of annual consolidated financial statements and the reviews of financial statements.

Audit related fees reflect fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” This category comprises fees for internal control reviews, agreed-upon procedure engagements and other attestation services subject to regulatory requirements.

“All other fees” are the fees for products and services other than those in the above three categories.

Audit Committee Pre-Approval

All audit services and non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee has adopted a policy governing the pre-approval of certain audit and non-audit services. The Audit Committee generally preapproves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2026 and 2025 were pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

For the purposes of the FCA’s Disclosure Guidance and Transparency Rule 7.2.2, the Company is not subject to any mandatory corporate governance code by virtue of its incorporation and listing structure. No corporate governance code applies to the Company as a matter of compulsion under applicable law or regulation, and the Company has not decided to apply any published corporate governance code voluntarily, including the UK Corporate Governance Code.

The Company’s decision not to adopt a published code reflects its particular circumstances. The Company is incorporated in Jersey and admitted to trading on Nasdaq. As a foreign private issuer, the Company follows home-country practice in a number of areas in lieu of certain Nasdaq corporate governance requirements. In these circumstances, our board of directors considers that adoption of the UK Corporate Governance Code or any other published code would not accurately represent an appropriate governance framework for the Company and would risk creating misleading impressions of the standards against which the Company’s practices should be assessed. Instead, the Company’s corporate governance arrangements are described in full in this Annual Report, and our board of directors considers that those arrangements, taken as a whole, are appropriate for a company of the Company’s size, structure, and stage of development.

The Company’s corporate governance practices, which are described in this Annual Report and go beyond the requirements of Jersey national law, include the following:

1.	The Company’s governance framework is based on its Jersey law constitution and articles of association, together with the board and committee structure described in this Annual Report.

2.

In reliance on home-country practice as a foreign private issuer, the Company follows home-country practice in relation to shareholder meeting quorum requirements, shareholder approval requirements for certain equity issuances, and the independence requirements applicable to the nomination committee and the selection of director nominees. The Company may in future elect to follow home-country practice in additional areas.

3.	Notwithstanding its foreign private issuer status, the Company complies with the following Nasdaq corporate governance requirements that generally apply to US domestic issuers:

a)	a board comprised of a majority of independent directors;

b)	an audit committee consisting of at least three independent directors and meeting the requirements of Rule 10A-3 under the Exchange Act;

c)	a compensation committee comprising at least two independent directors;

d)	a code of conduct applicable to directors, officers, and employees; and

e)	review and oversight of related party transactions by the audit committee or another independent body of the board.

Further details of the Company’s corporate governance practices, including the composition and operation of the board and its committees, are set out in this Annual Report.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies
We have adopted an insider trading policy that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to Wise. A copy is filed as Exhibit 11.2 to this Annual Report.
Item 16K. Cybersecurity
Risk Management and Strategy
Wise Group plc (the “Company”) has established a comprehensive cybersecurity program designed to protect the confidentiality, integrity, and availability of its global technology infrastructure and customer data. This program is an integral part of the Company’s Enterprise Risk Management Framework (“ERMF”), which follows a Three Lines of Defense (“3LoD”) model to ensure clear accountability, objective assessment, and independent oversight of cybersecurity risks.
Risk Identification and Assessment: The Company manages cybersecurity threats through a structured Risk and Control Self-Assessment (“RCSA”) process, integrated into our Three Lines of Defense model. This ensures that risk identification is a collaborative effort between technical owners and independent oversight functions:

•
First Line Ownership: Our Engineering and Product teams, amongst a few, (the “First Line”) are responsible for identifying risks within their specific domains. They perform self-assessments to document potential vulnerabilities in our technology stack and confirm the effectiveness of the controls they operate.

•
Second Line Oversight: The Tech Risk and Compliance function (the “Second Line”) defines the risk methodology and provides a “credible challenge” to these assessments. This team ensures consistent risk scoring and oversees the remediation of any identified control gaps.

•
Continuous Validation: To support the RCSA, the Company conducts regular technical and non technical assessments managed by internal and external independent parties. Findings are tracked in a centralized risk register, ensuring that real-time technical threats inform our broader risk profile.

•
Reporting: High-rated residual risks identified through the RCSA process are escalated to the Operational Risk Committee and the Audit and Risk Committee, providing our board of directors with visibility into the Group’s cybersecurity posture and mitigation efforts.

Integration with Business Strategy: Cybersecurity risk management is embedded into the product development lifecycle. The Company’s security engineering teams work alongside product teams to ensure that security controls are “secure by design” and capable of mitigating threats such as unauthorized access, fraud, and data breaches.
Third-Party Oversight: As the Company relies on critical third-party service providers (such as Amazon Web Services), it maintains a robust Third-Party Management & Outsourcing Policy. This includes security due diligence during onboarding, contractual security obligations, and ongoing monitoring (including continuous cycles of tracking operational, regulatory compliance, security, privacy, service, and legal risks) to ensure that vendors meet the Group’s high standards for operational resilience.
Incidents: While the Company experiences cybersecurity threats and incidents in the ordinary course of business, as of the date of this Annual Report, no cybersecurity threats have materially affected, or are reasonably likely to materially affect, the Company’s business strategy, results of operations, or financial condition.
Governance
Board Oversight: The Risk Committee of the board of directors is responsible for the oversight of risks from cybersecurity threats. The Risk Committee oversees management’s implementation of the cybersecurity program and monitors the adequacy of internal controls. The Global Chief Information Security Officer (“CISO”) provides formal reports to the Risk Committee at least annually, covering the threat landscape, security metrics, and the status of strategic security initiatives.
Management’s Role and Reporting Structure:
The CISO Role: The Global CISO is responsible for the overall Information Security Management System (ISMS). Our Global CISO has over 20 years of experience in computer science, product development, and technical leadership. He joined Wise in 2015 and has played a pivotal role in scaling the Company’s technology and security infrastructure.
Prior to being appointed Global CISO in 2022, he served as Director of Engineering for the Global Product Tribe, where he led a team of over 120 engineers. Notably, he spearheaded the program to elevate Wise’s engineering compliance and security protocols to public company standards ahead of the Company’s 2021 IPO. His previous roles at Wise include Director of Engineering for the Transfer Experience and serving as the Company’s first engineering lead in London.
Reporting Lines: The Global CISO has a direct reporting line to the Audit and Risk Committee for governance matters and works closely with the Chief Technology Officer (CTO) on operational execution. This structure ensures that cybersecurity is elevated to the highest levels of management and the board of directors.
Internal Committees: The Operational Risk Committee (ORC), which includes the Global CISO and other members of senior management, assists in overseeing technology and security risk profiles. This committee ensures that cybersecurity risks are prioritized and that mitigation efforts are adequately resourced across the Group.
Expertise: The Company maintains a large, specialized team dedicated to cybersecurity and financial crime prevention. This team is provided with continuous training and professional development budgets to stay ahead of the evolving global threat environment.

PART III

Item 17. Financial Statements

We are providing our audited consolidated financial statements and the related information thereto pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-38 of this Annual Report for our audited consolidated financial statements.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report.

Exhibit Number	Description of Document

1.1	Memorandum of Association and Articles of Association of Wise Group plc

2.1	Description of Securities

4.1^	Multicurrency Revolving Facility Agreement dated as of December 12, 2024, by and among Wise plc, HSBC Innovation Bank Limited, as mandated lead arranger, the original lenders party thereto and HSBC Bank plc, as agent

4.2^	Trust Deed, dated November 13, 2025, by and among Wise plc, Wise Financing plc, as issuer, the initial guarantors party thereto and Citicorp Trustee Company Limited, as trustee

4.3+	TransferWise 2016 Share Option Plan

4.4+	Rules of the TransferWise 2021 Equity Incentive Plan

4.5+	Rules of the Wise Group plc Long Term Incentive Plan

4.6+	Wise Group plc 2026 Equity Incentive Plan with Non-Employee Sub-Plan

8.1	List of Subsidiaries

11.1	Wise Code of Conduct

11.2	Share Dealing Policy

12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

97	Incentive Compensation Recoupment Policy

101	Inline XBRL Instance Document, Taxonomy Extension Schema, Calculation Linkbase, Definition Linkbase, Label Linkbase and Presentation Linkbase Documents

104	Cover Page Interactive Data (formatted as inline XBRL and contained in Exhibit 101)

+	Indicates management contract or compensatory plan.
*	Furnished herewith.
^

The Registrant has omitted schedules and exhibits pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of the omitted schedules and exhibits to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

WISE GROUP PLC

By:	/s/ Kristo Käärmann
Name:	Kristo Käärmann
Title:	Chief Executive Officer

Date: June 25, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
EN
D
ED
MARCH 31, 2026 AND 2025:

Auditor Firm ID:

Auditor Name: PricewaterhouseCoopers LLP
Auditor Location: London, United
Kingdom

Report of Independent Registered Public Accounting Firm
To
the Board of Directors and Shareholders of Wise Group plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Wise Group plc and its subsidiaries (the “Group”) as of March 31, 2026 and 2025, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended March 31, 2026, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates
.
Cash and Cash Equivalents
As described in Note 2 to the consolidated financial statements, within the $27,802.2 million of cash and cash equivalents $14,824.1 million of customer funds is in segregated, safeguarding bank accounts and term deposits. The Group is subject to various regulatory safeguarding compliance requirements with respect to customer funds. Such requirements may vary across the different jurisdictions in which the Group operates. The Group receives and holds customer funds and recognizes the respective financial assets and corresponding liabilities for the funds customers hold in their account and the funds the Group receives as part of the money transfer settlement process At the point that the cash is received from the customer, the Group becomes party to a contract and has a right and an ability to control the economic benefit from the cash flows associated with this balance.
The principal considerations for our determination that performing procedures relating to cash and cash equivalents is a critical audit matter are the high degree of auditor effort in performing procedures related to existence and accuracy of cash and cash equivalents.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) assessing management’s process for safeguarding customer balances including reconciliations of customer balances to safeguarded accounts, (ii) testing intragroup cash movements and transfers between company bank accounts, (iii) testing journals associated with cash movements (iv) testing bank reconciliations and (v) confirming the existence and accuracy of the year-end
cash and cash equivalents balances.
PricewaterhouseCoopers LLP
London, United Kingdom
June 25, 2026
We have served as the Group’s or its predecessor’s auditor since 2014.

WISE PLC
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in million, except for per share data)

		Year ended March 31,
	Note	2026	2025	2024
Transaction revenue	3	$1,893.6	$1,546.3	$1,323.1
Interest income on customer balances		806.1	758.3	610.0
Interest expense on customer liabilities		(196.9)	(205.7)	(157.0)

Net revenue		$2,502.8	$2,098.9	$1,776.1

Operating expenses:
Transaction expense		(513.6)	(378.0)	(331.5)
Transaction and credit losses		(13.9)	(11.6)	(15.7)
Technology and development		(434.3)	(314.1)	(287.6)
Servicing		(396.6)	(287.5)	(216.9)
Marketing and sales		(171.8)	(106.1)	(79.6)
General and administrative		(381.9)	(273.4)	(194.7)

Total operating expenses		(1,912.1)	(1,370.7)	(1,126.0)

Operating income		$590.7	$728.2	$650.1

Other income/(loss), net	4	69.7	(10.7)	6.6

Income before tax		$660.4	$717.5	$656.7

Income tax expense	6	(161.7)	(167.2)	(155.2)

Net income		$498.7	$550.3	$501.5

Net income per share – basic, in cents	8	$48.92	$53.31	$48.57
Net income per share – diluted, in cents	8	$48.43	$52.63	$47.81
Weighted average shares outstanding – basic	8	1,019.5	1,032.3	1,032.6
Weighted average shares outstanding – diluted	8	1,029.7	1,045.7	1,048.9
Net income		$498.7	$550.3	$501.5
Other comprehensive income/(loss), net of tax charge of $2.6 million (2025: net of tax charge of $5.2 million and 2024: net of tax benefit of $8.6 million)
Gain on foreign currency translation	7	59.8	20.8	10.9
Unrealized gain/(loss) on Available-For-Sale debt securities, net	7	7.9	14.8	(24.6)

Other comprehensive income/(loss), net of tax		67.7	35.6	(13.7)

Total comprehensive income		$566.4	$585.9	$487.8

The accompanying notes form an integral part of these Group consolidated financial statements.

F-
4

WISE PLC
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in million)

		As at March 31,
	Note	2026	2025
Current assets
Cash and cash equivalents		$27,802.2	$18,066.3
Available-for-sale debt securities	11	4,582.7	6,013.6
Accounts receivable, net of allowance for credit losses	12	391.3	347.8
Prepaid expenses and other current assets	13	185.4	103.6
Current tax assets		19.0	19.4

Total current assets		32,980.6	24,550.7
Property, plant and equipment, net	9	189.9	150.8
Intangible assets, net		4.5	5.1
Other assets, noncurrent	13	27.4	20.5
Deferred tax assets	6	57.4	54.0

Total assets		$33,259.8	$24,781.1

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and other current liabilities	15	$522.3	$468.9
Funds payable and amounts due to customers	16	30,254.2	22,279.9
Current tax liabilities		6.7	5.7
Short-term debt	17	6.0	128.4
Operating lease liabilities	10	16.4	13.4

Total current liabilities		$30,805.6	$22,896.3
Deferred tax liabilities	6	8.2	5.4
Other long term liabilities	15	59.5	44.9
Operating lease liabilities, noncurrent	10	132.6	97.1
Long-term debt	17	328.7	0.0

Total liabilities		$31,334.6	$23,043.7
Commitments and contingent liabilities	20
Shareholders’ equity
Class A Common shares – $0.01 par value; 1,025,672,252 shares authorized; 1,025,672,252 shares issued and outstanding as of March 31, 2026 and 1,025,000,252 shares issued and outstanding as of March 31, 2025	7	14.2	14.2
Class B Common shares – $ 0.000 000 001 par value; 208,883,268 shares authorized; 208,883,268 shares issued and outstanding as of March 31, 2026 and 243,584,255 shares issued and outstanding as of March 31, 2025	7	—	—
Additional paid-in capital		166.2	163.5
Treasury stock	7	(422.8)	(85.0)
Retained earnings		2,111.1	1,655.9
Accumulated other comprehensive income	7	56.5	(11.2)

Total shareholders’ equity		$1,925.2	$1,737.4

Total liabilities and shareholders’ equity		$33,259.8	$24,781.1

The accompanying notes form an integral part of these Group consolidated financial statements.

F-
5

WISE PLC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in million, except per share data)

		Common Shares
	Note	Class A		Class B
		Shares	Cost	Shares	Cost	Additional paid-in capital	Treasury stock	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
At April 1, 2023		1,024,677,252	$14.2	398,889,814	$—	$149.3	$(12.8)	$555.4	$(33.1)	$673.0

Net income		—	—	—	—	—	—	501.5	—	501.5
Other comprehensive loss, net	7	—	—	—	—	—	—	—	(13.7)	(13.7)
Common shares issued	7	100,000	—	—	—	—	—	—	—	—
Shares acquired by Employee Share Trust	7	—	—	—	—	—	(88.3)	—	—	(88.3)
Share-based compensation expense	19	—	—	—	—	91.3	—	—	—	91.3
Exercise of share awards	19	—	—	—	—	(68.1)	31.0	38.4	—	1.3

At March 31, 2024		1,024,777,252	$14.2	398,889,814	$—	$172.5	$(70.1)	$1,095.3	$(46.8)	$1,165.1

Net income		—	—	—	—	—	—	550.3	—	550.3
Other comprehensive income, net	7	—	—	—	—	—	—	—	35.6	35.6
Common shares issued / redeemed	7	223,000	—	(155,305,559)	—	—	—	—	—	—
Shares acquired by Employee Share Trust	7	—	—	—	—	—	(90.5)	—	—	(90.5)
Share-based compensation expense	19	—	—	—	—	75.3	—	—	—	75.3
Exercise of share awards	19	—	—	—	—	(84.3)	75.6	10.3	—	1.6

At March 31, 2025		1,025,000,252	$14.2	243,584,255	$—	$163.5	$(85.0)	$1,655.9	$(11.2)	$1,737.4

Net income		—	—	—	—	—	—	498.7	—	498.7
Other comprehensive income, net	7	—	—	—	—	—	—	—	67.7	67.7
Common shares issued / redeemed	7	672,000	—	(34,700,987)	—	—	—	—	—	—
Shares acquired by Employee Share Trust	7	—	—	—	—	—	(474.0)	—	—	(474.0)
Share-based compensation expense	19	—	—	—	—	95.5	—	—	—	95.5
Exercise of share awards	19	—	—	—	—	(92.8)	136.2	(43.5)	—	(0.1)

At March 31, 2026		1,025,672,252	$14.2	208,883,268	$—	$166.2	$(422.8)	$2,111.1	$56.5	$1,925.2

The accompanying notes form an integral part of these Group consolidated financial statements.

F-
6

WISE PLC
CONSOLIDATED STATEMENT OF CASH FLOWS
(in million)

	Note	2026	2025	2024
Cash flow from operating activities
Net income		$498.7	$550.3	$501.5
Adjustments for non-cash items:
Depreciation and amortization	9	14.4	9.7	14.3
Impairment of assets	9	1.8	14.6	—
Share-based compensation	19	95.5	74.6	91.1
Unrealized foreign exchange (gain)/loss		89.2	4.7	(23.4)
Deferred tax (benefit)/expenses	6	2.7	(0.5)	43.2
Operating lease expense	10	21.8	19.4	10.8
Other		2.7	(0.5)	2.5
Changes in operating assets and liabilities:
Accounts receivable, net		(24.3)	93.4	(236.0)
Prepaid expenses and other assets		(136.1)	(121.9)	(177.9)
Accounts payable and other liabilities (including tax)		3.7	(49.3)	289.7
Operating lease liabilities		(15.9)	(13.4)	(12.2)
Funds payable and amount due to customers		6,999.7	5,138.4	3,571.5

Net cash provided by operating activities		$7,553.9	$5,719.50	$4,075.1

Cash flow from investing activities
Purchase of property, plant and equipment		(19.6)	(44.1)	(13.4)
Purchase of intangible assets		(1.8)	(1.2)	(3.0)
Purchase of Available-For-Sale debt securities	11	(9,047.4)	(8,227.9)	(11,988.5)
Proceeds from sale and maturities of Available-For-Sale debt securities	11	10,807.3	7,514.7	11,823.7
Other investing activities, net		0.0	0.0	0.1

Net cash provided by/(used in) investing activities		$1,738.5	$(758.5)	$(181.1)

Cash flow from financing activities
Repurchases of shares	7	(473.4)	(92.5)	(86.2)
Proceeds from issuance of shares and other equity		0.5	1.3	1.3
Proceeds from revolving credit facility	17	267.2	248.6	526.9
Repayments of revolving credit facility	17	(397.9)	(387.3)	(590.0)
Proceeds from debt issuance	17	328.7	0.0	0.0
Net cash used in financing activities		$(274.9)	$(229.9)	$(148.0)
Effect of exchange rate fluctuations on cash and cash equivalent		718.4	89.5	25.1
Net change in cash and cash equivalents		9,735.9	4,820.6	3,771.1
Cash and cash equivalents at beginning of year		18,066.3	13,245.7	9,474.6

Cash and cash equivalents at end of year		$27,802.2	$18,066.3	$13,245.7

Supplemental cash flow disclosure:
Cash paid for interest		$(15.9)	$(19.0)	$(21.0)
Cash paid for income taxes, net		(162.5)	(184.4)	(93.1)
The accompanying notes form an integral part of these Group consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Description of Business
Wise plc (the Company) was incorporated in England in 2021. The principal activity of the Company and its subsidiaries (the Group) is the provision of cross-border and domestic financial services. The Group’s mission is to build the best way to move and manage the world’s money.
On May 8, 2026, the Jersey public limited company, Wise Group plc, became the ultimate holding company of the Group pursuant to a Scheme of Arrangement under Part 26 of the U.K. Companies Act 2006 (the “Scheme”) (the “Reorganization Transaction”). In connection with the Reorganization Transaction, Wise plc was renamed to Wise Limited and became a wholly owned subsidiary of Wise Group plc.
As the Scheme was completed subsequent to the financial reporting date, these financial statements are presented on the basis of Wise plc as the then-ultimate holding company of the Group. References to the “Group” throughout the consolidated financial statements refer to Wise plc and its subsidiaries for the period covered by these financial statements.
Unless otherwise expressly stated or the context otherwise requires, the terms “Wise” and the “Group” within these notes to the consolidated financial statements refer to Wise plc and its wholly owned subsidiaries.
2. Summary of Significant Accounting Policies
Basis of Preparation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the SEC) regarding financial reporting.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Wise Plc, and its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Group’s financial position, results of operations and cash flow have been included.
All financial information is presented in millions of U.S dollars (USD), which is the Group’s reporting currency, rounded to the nearest $0.1 million, unless otherwise stated.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. These estimates and assumptions include, but are not limited to, transaction and credit losses; refer to “
Transaction and Credit Losses”
for further information.
The Group bases its estimates on historical experience and on assumptions that management considers reasonable. Actual results could differ materially from those estimates, and these differences could be material to the consolidated financial statements. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Foreign Currencies
The reporting currency of the Group is the U.S. dollar. The functional currency of each of the subsidiaries of the Group is based on the currency of the economic environment in which they operate.
Gains and losses from the remeasurement of foreign currency transactions into the functional currency are recognized as “Transaction Expense” for customer related balances and as “Other income/(loss), net” for non-customer
related balances, on our Consolidated Statement of Comprehensive Income.
Upon consolidation, assets and liabilities of each subsidiary with a functional currency that differs from the reporting currency are translated into U.S. dollars at period-end
exchange rates, and revenues and expenses are translated into U.S. dollars using average exchange rates for each reporting period. Translation adjustments are reflected as other comprehensive income/(loss) and is included in “Accumulated Other Comprehensive Income.”
Transaction Revenue Recognition
The Group follows a five-step framework to determine when and how revenue is recognized, based on the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the considerations to which the Group expects to be entitled in exchange for those goods or services.

•	Identify the contract with a customer (step 1)

•	Identify the performance obligations in the contract (step 2)

•	Determine the transaction price (step 3)

•	Allocate the transaction price to the performance obligations in the contract (step 4)

•	Recognize revenue when the Group satisfies a performance obligation (step 5)
The Group generates transaction revenue from contracts with customers by providing cross-border services (which includes money transfers, currency conversion services and account services), debit card services and transaction revenue from other services. Refer to “Note 3—Transaction revenue” for additional information regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.
Interest Income on Customer Balances
Interest income on customer balances is earned from holding customer funds as cash and cash equivalents or investing them into highly liquid permitted financial assets. These amounts are recognized in the Consolidated Statement of Comprehensive Income using the effective interest rate method.
Interest Expense on Customer Liabilities
Interest expense on customer liabilities is the interest expense payable to customers for holding eligible balances in their accounts with Wise. These amounts are calculated as a percentage of those eligible balances and provided as either cashback or interest depending on the jurisdiction. These amounts are recognized in the Consolidated Statement of Comprehensive Income as “Interest expense on customer liabilities” in the period for which the customer receives the benefit.
Transaction Expense
Transaction expense (excluding depreciation and amortization) comprises the costs incurred by the Group in processing and settlement of transactions as well as providing debit card services. This includes:

•
banking and other fees, net of applicable rebates, incurred in processing customer transfers, currency conversion services, and debit card transactions, as well as the costs of providing cards to customers;

•
net foreign exchange costs generated due to customer transactions, including the costs related to the difference between the published mid-market
rate offered to customers and the rate obtained by the Group in acquiring currency. Net foreign exchange differences are also incurred from the revaluation of customer balances at period end. The Group recorded net foreign exchange loss of $59.6 million for the year ended March 31, 2026, and net foreign exchange gain of $42.6 million and $49.2 million for the years ended March 31, 2025 and 2024 respectively; and

•
other product costs include product losses that are directly generated from customer transactions, including chargeback losses, fraud charges, as well as taxes directly attributable to customer activity.

Technology and Development
Technology and development expenses consist of employee-related expenses for the Group’s engineering and products team, including salaries, benefits, and share-based compensation expenses, professional services fees and costs for software subscription services dedicated for the use by the Group’s technology teams, cloud infrastructure costs as well as costs of other company-wide technology tools including AI solutions. Technology and development costs are generally expensed as incurred and the Group does not have software development costs which qualify for capitalization as internal-use
software for the years ended March 31, 2026 (2025: $nil; 2024: $2.6 million was capitalized).
During the financial year ended March 31, 2026, the Group expensed $226.8 million of product engineering costs (2025: $164.6 million; 2024: $145.6 million). These costs directly relate to the evolution of the Group’s product offerings and primarily comprise employee-related expenses of the Engineering and Product teams.
Servicing
Servicing includes costs to provide customer onboarding and support, payment operations and compliance activities, including financial crime prevention and sanctions screening and monitoring. These costs include: employee-related expenses associated with our servicing staff, including salaries, benefits, and share-based compensation expenses; outsourced services providers; and technology and AI solutions used by servicing teams.
Marketing and Sales
Marketing and sales expenses consist primarily of advertising and customer acquisition costs incurred to attract new customers, including external brand and customer acquisition expenses, and employee-related expenses associated with the Group’s marketing and sales people, principally salaries, benefits, and share-based compensation expenses. Marketing and sales expenses also include promotions, costs for software subscription services dedicated for use by the Group’s marketing and sales teams, and outsourced service providers contracted for marketing purposes. Advertising expenses included in Marketing and Sales totaled $100.5 million for the year ended March 31, 2026, (2025: $62.5 million; 2024: $40.6 million).
General and Administrative
General and administrative expenses consist of employee-related expenses for finance, legal, compliance, risk, people, workplace, and other administrative teams, as well as leadership functions, including salaries, benefits, and share-based compensation expenses. General and administrative expenses also include professional services fees, subscriptions, office expenses, indirect taxes, depreciation, amortization and other corporate expenses.
Share-Based Compensation
The Group operates a number of employee equity-settled schemes as part of its reward strategy.

The grant date fair value of a share award is determined using the Group’s stock price on the date of grant. These awards are subject to a service condition or a performance condition. The awards with a service condition vest ratably, typically over four years and the share-based compensation expense is recognized over this requisite service period using the straight-line method. The maximum term of share awards granted is 10 years.
The awards with a performance condition vest on achievement of the relative total shareholder return (TSR) compared to the FTSE 250 and volume growth performance measures over the
3-year
performance period. Share-based compensation expenses for these awards are recognized over the requisite service period and as the performance targets are considered probable of being achieved.
The Group recognizes share-based compensation net of estimated forfeitures and revises the estimates in subsequent periods if actual forfeitures differ from the estimates. The Group estimates the forfeiture rate based on historical experience as well as expected future behavior.
Income Tax
The provision for income taxes is determined using the asset and liability approach considering guidance related to uncertain tax positions. Tax laws require items to be included in tax filings at different times than the items are reflected in the financial statements. A current liability is recognized for the estimated taxes payable for the current year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes are initially recognized at the enacted tax rate and are adjusted for any enacted changes in tax rates and tax laws. Subsequent changes to deferred taxes originally recognized in equity are recognized in the Consolidated Statement of Comprehensive Income. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred tax liabilities and assets attributable to different tax paying components or to different tax jurisdictions of the Group are not offset.
The income tax effects from an uncertain tax position are recognized when it is more likely than not that the position will be sustained based on its technical merits and considerations of the tax authorities’ widely understood administrative practices and precedents. Although the Group believes that the estimates and assumptions used are reasonable and legally supportable, the final determination of tax audits could be different than that which is reflected in historical tax provisions and recorded assets and liabilities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest and penalties related to uncertain tax positions in “Income tax benefit/(expense)” on the Consolidated Statement of Comprehensive Income.
Cash and Cash Equivalents
Cash and cash equivalents include
on-demand
deposits, term deposits used for meeting short-term cash commitments, deposits (with collateral) held, money market funds (“MMFs”) and other short-term high-quality liquid investments with an original maturity of three months or less, and cash held with banking partners.
The Group receives and holds customer funds and recognizes the respective financial assets and corresponding liabilities for the funds customers hold in their account and the funds the Group receives as part of the money transfer settlement process. At the point that the cash is received from the customer, the Group becomes party to a contract and has a right and an ability to control the economic benefit from the cash flows associated with this balance. Additionally, the Group considers it does not have a legally enforceable right to set off these financial assets and liabilities, or an intention to settle them on a net basis or settle them simultaneously.
Therefore, management has concluded that the recognition of the financial assets and their respective liabilities on the balance sheet is appropriate.

The Group is subject to various regulatory safeguarding compliance requirements with respect to customer funds. Such requirements may vary across the different jurisdictions in which the Group operates. Within the $27,802.2 million (2025: $18,066.3 million) of cash and cash equivalents $14,824.1 million
(2025: $7,503.0 million) of customer funds is in segregated, safeguarding bank accounts and term deposits held at investment grade banking institutions, or the highest possible credit-rated institutions in non-investment
grade jurisdictions (bank ratings being limited by the relevant country rating).
The remainder of safeguarded customer deposits were held across highly liquid MMFs ($7,592.1 million and $7,034.4 million for 2026 and 2025 respectively), and in liquid, investment-grade fixed income securities, comprising government treasury bonds and highly-rated corporate paper, in accordance with applicable local regulations ($4,582.7 million and $6,013.6 million for 2026 and 2025 respectively). In addition the Group has a hybrid approach to safeguarding U.K. customer funds by implementing Safeguarding via Comparable Guarantees, of total value of $1,119.1 million (£845.0 million) as at March 31, 2026, with nine investment grade sureties.
Accounts Receivable
Accounts receivable includes receivables mainly from payment processors, partners (card scheme providers), brokers and customers that represent revenues or income earned, but not yet collected and amounts receivables as part of the money transfer settlement process.
Accounts receivable are classified as current assets if receipts are due within one year or less. If not, they are presented as non-current
assets. Accounts receivable, net are initially measured at fair value and subsequently measured at their amortized cost less transaction and credit losses. The carrying values of current accounts receivable approximate their fair values due to their short maturity.
Refer to “
Transaction and Credit Losses”
below for the measurement of the allowance for doubtful debts.
Transaction and Credit Losses
The Group has exposure to Current Expected Credit Losses (CECLs) for financial assets including cash and cash equivalents, debt securities, accounts receivable, interest receivable and collateral deposits the Group holds with its counterparties.
We utilize a combination of aging and probability of default methods to develop an estimate of credit losses, depending on the nature and risk profile of the underlying asset pool. A broad range of information is considered in the estimation process, including historical loss information adjusted for current conditions and expectations of future trends. The estimation process also includes consideration of qualitative and quantitative risk factors associated with the age of asset balances, expected timing and probability of default, loss given default, exposure at default, counterparty tiering classifications, merchant and customer risk profiles, country risk profiles for higher risk jurisdictions, and relevant macro-economic factors. Determining the appropriate current expected credit loss allowance is an inherently uncertain process requiring significant estimation and ultimate losses could differ materially from the current estimates. There have not been any material movements in the CECL during the financial years ended March 31, 2026 and March 31, 2025, as a result of there being no material movements in aging or risk profiles of the underlying asset pools.
Negative customer balances occur primarily when there are insufficient funds in a customer’s account to cover charges, debit card transactions, and merchant-related chargebacks due to non-delivery
or unsatisfactory delivery of purchased items, and fraudulent customer activity. If an active non-fraudulent
account goes negative and remains more than 30 days past due, allowance for the receivable is provided in full.
Financial assets are presented net of the allowance for credit losses in the Consolidated Statement of Financial Position. CECLs expense is included as “Transaction and Credit Losses” in the Consolidated Statement of Comprehensive Income. Write-offs are recorded in the period in which the asset is deemed to be uncollectible.

Credit Risk Characteristics and Concentration
The credit risk exposures for all financial assets are managed at Group level according to the Group’s credit risk appetite. Wise actively manages credit concentration risk and it is Wise’s policy to impose credit limits in order to control the exposures (amount and period) Wise has with each counterparty considering their level of risk.
These limits are set based on the credit ratings or perceived credit quality of each counterparty and approval must be obtained from the Credit Risk Committee for any exceptions outside of the framework.
Property, Plant and Equipment
Property, plant and equipment is stated at cost less accumulated depreciation and any impairment loss.
Depreciation is recognized over the estimated useful lives of the corresponding assets, using the straight-line method, on the following basis:

Right-of-use assets:	Lease term: 1-10 years
Leasehold improvements	Lease term: 1-10 years
Office equipment	5 years
Depreciation expense is recorded in the Consolidated Statement of Comprehensive Income within “General and Administrative” expenses. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in “Other income/ (loss), net” within the Consolidated Statement of Comprehensive Income.
Leases
The Group determines whether an arrangement is a lease at inception. The Group has operating leases for office space in various locations.
For short term leases, the Group recognizes lease payments on a straight-line basis in the Consolidated Statement of Comprehensive Income within “General and Administrative” expenses, in the period in which the obligation is incurred.
Extension and termination options are included in a number of office space leases across the Group to maximize operational flexibility and they are exercisable only by the Group and not by the lessors. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control.
The Group recognizes a
right-of-use
asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments (including in-substance
fixed payments) less any lease incentives received and receivable, and variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date. During the years ended March 31, 2026 and 2025, the Group did not incur material variable lease expense.
The
right-of-use
asset is initially measured at the amount equal to the lease liability, adjusted for any lease payments made at or before lease commencement, lease incentives and any initial direct costs. The right-of-use
asset is included in “Property, plant and equipment” in the Consolidated Statement of Financial Position.

The lease liabilities are presented as separate line items in the Consolidated Statement of Financial Position. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use
asset) whenever:

•	The lease term has changed, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•
A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

•	When a lease term has changed or been modified, variable lease payments that depend on an index or a rate shall be remeasured using the index or rate as of the date the remeasurement is required.
Lease expense for operating leases is recognized on a straight-line basis over the lease term, which is the non-cancelable
term adjusted for any renewal and termination options that are considered reasonably certain, and included in “General and Administrative” expenses within the Consolidated Statement of Comprehensive Income.
During the years ended March 31, 2026 and 2025, the Group did not have any finance leases.
Intangible Assets
Intangible assets consist of internally generated software, licenses and domain purchases. Intangible assets are amortized over the period of estimated benefit using the straight-line method and estimated useful lives ranging from two to ten years. No significant residual value is estimated for intangible assets.
Impairment of Long-Lived Assets
The Group assesses potential impairments to its long-lived assets when events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. If any indicators of impairment are present, the Group tests recoverability. The carrying value of a long-lived asset or asset group is not recoverable if the carrying value exceeds the sum of the estimated undiscounted future cash flows expected to be generated from the use and eventual disposition of the asset or asset group. If the estimated undiscounted future cash flows do not exceed the asset or asset group’s carrying amount, then an impairment loss is recorded, measured as the amount by which the carrying amount of a long-lived asset or asset group exceeds its estimated fair value.
Financial Instruments
Financial instruments measured at fair value through net income include MMFs, derivative assets and derivative liabilities. Changes in fair value for derivatives are recognized in the Consolidated Statement of Comprehensive Income in “Transaction expense.” The decision to elect the fair value option is determined on an instrument-by-instrument
basis and applied to the entire class of instruments. For MMFs, the Group considers the fair value to better reflect the underlying economics of the instrument.
Financial assets measured at amortized cost include cash and cash equivalents (excluding MMFs where the Group has designated the instruments at fair value through net income), accounts receivable and other assets. Financial liabilities measured at amortized cost include debt, accounts payable and other liabilities, and funds payable and amounts due to customers.

Financial assets are classified as current assets if receipts are due within one year or less. If not, they are presented as non-current
assets. Financial liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current
liabilities.
Financial assets and liabilities are offset and the net amount presented in the Consolidated Statements of Financial Position when, and only when, the Group has a legally enforceable right to set off the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. The Group has not offset any financial assets and liabilities for the period under review.
Refer below for details on the Group’s debt securities.
Debt Securities
Debt securities may be classified as Trading,
Held-To-Maturity
or
Available-For-Sale
(AFS). Trading debt securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading debt securities are included immediately in earnings.
Held-to-maturity
debt securities are those which management has the positive intent and ability to hold to maturity and are reported at amortized cost.
AFS debt securities consist of debt securities not classified as trading debt securities nor as held-to-maturity
debt securities. The Group’s debt securities (e.g. bonds) are classified as AFS and recorded at their fair value.
Unrealized holding gains and losses on AFS debt securities are reported as a net amount in accumulated other comprehensive income in shareholders’ equity until realized. Gains and losses on the sale or maturity of AFS debt securities are determined using the specific-identification method and recognized in “Other income/(loss), net” in the Consolidated Statement of Comprehensive Income. Premiums and discounts on debt securities are recognized in interest income using the effective interest rate method over the period to maturity.
Derivative Instruments
The Group enters into derivative financial instruments to manage its exposure to market risks. The principal market risk involves the managing of potential adverse effects of foreign exchange rates. All derivative financial instruments are recognized as “Derivative financial assets” or “Derivative financial liabilities” within the “Prepaid expenses and Other Current Assets” and “Accounts Payable and Other Current Liabilities” respectively, in the Consolidated Statement of Financial Position. The Group has not designated any derivatives in hedging relationships.
The fair value of the derivative financial instruments is determined by mark-to-market
valuation technique. The key inputs in the valuation model are the observable foreign exchange rates for the currencies involved. The Group’s derivatives balances in the financial statements are classified as current or non-current,
depending on their respective maturities. For the years ended March 31, 2026 and 2025, all the Group’s derivatives balances matured within one year and were classified as current.
The Group has not offset any derivative financial assets and liabilities for the period under review.
Debt
The Group’s debt mainly consists of the debt issued under a Revolving Credit Facility (“RCF”) and the Euro Medium Term Note Program (the “EMTN Program”).
RCF
The RCF is recognized initially at fair value, net of transaction costs incurred, and is subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized as interest expense using the effective interest method over the term of the facility. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred and treated as a transaction cost when the draw-down occurs. The Group presents the impact of transaction costs as part of financing cash flows.
Debts are classified as current liabilities unless, at the end of the reporting period, the Group has the intent and ability to utilize proceeds from its RCF to refinance such debt on a long-term basis. For the year ended March 31, 2026 the Group has no outstanding debt under the RCF (year ended March 31, 2025: the Group’s RCF is reported as short-term debt in the Consolidated Statement of Financial Position).
EMTN Program
The debt issued under the EMTN Program is recognized initially at fair value, net of transaction costs incurred, and is subsequently carried at amortized cost. Costs associated with the issuance of debt are recorded on the balance sheet as a direct deduction from the carrying amount of the related debt liability. All debt issuance costs are amortized over the term of the related debt using the effective interest rate method. Debt issuance discounts are netted against the related debt and are amortized over the term of the debt using the effective interest method.
The portion of the principal with a maturity date beyond 12 months from the balance sheet date are classified as non-current
liabilities and the portion of the principal that is due to be settled within 12 months of the balance sheet date, including accrued interest payable, are classified as current liabilities. For the year ended March 31, 2026, the Group’s EMTN bond is reported as long-term debt in the Consolidated Statement of Financial Position.
See Note 17 for additional information on the Group’s debt.
Fair Value Measurements
The Group defines fair value as the price to sell an asset or amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of fair value is based on the principal or most advantageous market in which the Group could participate and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.
Also, determination of fair value assumes that market participants will consider the highest and best use of the asset.
The Group uses the hierarchy prescribed in the aforementioned accounting guidance for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.
The three levels of the hierarchy are as follows:

•
Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. Financial instruments classified as level 1 predominantly comprise treasury bonds, investment grade corporate paper and money market funds. The quoted market price used for financial assets held by the Group is the current close price at the balance sheet date.

•
Level 2 Inputs – Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability if it has a specified or contractual term. The Group classifies derivative financial assets and liabilities and certain corporate debt instruments as level 2 financial instruments. These corporate debt instruments are valued based on discounted cash flows using market rate for the respective maturity of the debt securities. The derivative instruments are valued by observable foreign exchange rates. There were no changes to the valuation techniques during the period.

•
Level 3 Inputs – Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Group’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk. The Group does not have any financial instruments in level 3.

Refer to “Note 18 – Fair Value Measurement” for additional information.
Funds Payable and Amount Due to Customers
Funds payable and amount due to customers consist of customer account balances and outstanding money transmission liabilities.
Customer accounts relate to the funds held in their accounts and the funds the Group receives as part of the money transfer settlement process. When electronic
e-money
is issued the Group recognizes the corresponding liability to the customer equal to the amount of electronic
e-money
that has been issued.
Outstanding money transmission liabilities represent transfers that have not yet been paid out or delivered to a recipient.
Accounts Payable and Other Liabilities
Accounts payable consist of obligations to pay for goods and services that have been acquired in the ordinary course of business from suppliers on the basis of normal credit terms and do not bear interest.
Payables are initially recognized at fair value and subsequently measured at amortized cost. Accounts payable are presented as current in the statement of financial position if it is expected to be settled in the normal operating cycle; or expected to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. All other liabilities are classified as non-current.
Accounts payables are unsecured unless otherwise indicated; due to the short-term nature of current payables, their carrying values approximate their fair value.
Recently Adopted Accounting Pronouncements
Income Taxes
In December 2023, the FASB issued ASU
2023-09,
which amends Income taxes (Topic 740). This update enhances annual income tax disclosure requirements, primarily by requiring public business entities to provide disclosures regarding the statutory tax rate and effective tax rate in tabular format presented both as percentages and dollar amounts with eight specific categories identified (state/local taxes, foreign tax effects, changes in tax laws/rates, cross-border tax effects, tax credits, valuation allowance changes, non-taxable/non-deductible
items, and changes in unrecognized tax benefits), and to provide additional disclosures for reconciling items that meet quantitative thresholds. This update is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Group has adopted this guidance in our March 31, 2026 annual financial statements.
Accounting Pronouncements Not Yet Adopted
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU
2024-03,
Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic
220-40),
which is intended to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. This update requires public business entities to expand disclosures about specific expense categories in the notes to the financial statements, including inventory, employee compensation, depreciation, and intangible asset amortization, among others. This update is effective for annual periods beginning after December 15, 2026 and for interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Group is evaluating the impact of the adoption of this update on the consolidated financial statements.
Intangibles – Goodwill and Other
Internal-Use
Software
In September 2025, the FASB issued ASU
2025-06,
which modernizes the accounting for
internal-use
software by eliminating project stage-based capitalization and clarifying the probable-to-complete
threshold to commence the capitalization of software costs. The new guidance is effective for annual periods beginning after December 15, 2027, and transition approaches include prospective, retrospective or modified methods. The Group is evaluating the impact of the ASU on our consolidated financial statements.
Measurement of Credit Losses for Accounts Receivable
In July 2025, the FASB issued ASU
2025-05,
Financial Instruments–Credit Losses– Measurement of Credit Losses for Accounts Receivable and Contract Assets (Topic 326), which added a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses for current accounts receivable and current contract assets. The guidance is effective for annual periods beginning after December 15, 2025. The Group is evaluating the impact of the adoption of this update on the consolidated financial statements.
3. Transaction Revenue
The Group generates transaction revenue from contracts with customers by providing the following services:
Cross-Border
Cross-border revenue comprises money transfers, currency conversions and account services.
A customer enters into a contract with the Group at the time of opening a customer account or initiating a money transfer. The customer agrees to the contractual terms by formally accepting the terms and conditions of the respective service, on Wise’s website or the app (Step 1). The Group’s performance obligation is to provide money transfer services and currency conversion services (Step 2). The Group charges a fee based on the nature of the transaction, which is stipulated in the customer agreement, and can depend on a number of factors, including the currency route, the transaction size, the type of transaction being undertaken and the payment method used (Step 3). The fees charged are applied to a single performance obligation, either the money transfer service or currency conversion service as described in Step 2 (Step 4). The revenue is recognized at the point in time the performance obligation has been satisfied. For money transfers, the revenue is recognized upon delivery of funds to the recipient. For currency conversions, it is recognized when a customer balance is converted into a different currency in their account (Step 5).
The time required for the Group to process the payment to the recipient, and therefore to satisfy its performance obligations, depends on the processing time its banking partners require to deliver funds to the recipient. As such the revenue is deferred until the funds are delivered.
Card
Card revenue refers to debit card services and mainly comprises interchange fees and card usage fees.
A customer enters into a contract with the Group at the time the card, either virtual or physical, is made available for use and the customer is able to either make a payment or a withdrawal (Step 1). The performance obligation for card usage fees is the customer’s use of the card to make a purchase or pay for a service in the desired currency. The performance obligation for interchange fees is to facilitate the payment from the customer’s account to the merchant via use of the Wise card (Step 2). The fees for card transactions are in accordance with the agreed terms and conditions (Step 3). The transaction price is allocated to the single performance obligations as described in Step 2 (Step 4). Revenue is recognized point-in-time
upon transaction capture, that the performance obligation is deemed to have been satisfied (Step 5).
Other
Other revenue mainly comprises:

•
Revenue earned from the
top-up
of customer account balances or transfers to recipients in the same currencies. The revenue is recognized on transaction completion for top-ups
and delivery of funds to the recipient for transfers.

•
One-time
fee charged to Wise business customers in certain regions for setting up an account or to obtain local account details. The customer enters into a contract with the Group at the time of account set up or of requesting account details (Step 1). The performance obligation is the access and use of the account (Step 2). The transaction fee is dictated per the customer agreement, and is a fixed, one-time
fee (Step 3), and is allocated to the single performance obligation as described in Step 2 (Step 4). The revenue is recognized over time, throughout the period the customer is expected to use the business account (Step 5).

•
Fees earned for the provision or replacement of physical cards. A customer enters into a contract with the Group at the time of a physical card request (Step 1). The performance obligation is the benefits that the customer receives via use of a physical card (Step 2). The transaction price is defined as a fixed, one-time
fee in the contract (Step 3), and is applied to the single performance obligation as described in Step 2 (Step 4). The revenue is recognized over time throughout the period the debit card services are provided, which is expected to be the life of the card (Step 5).

•
Revenue from the multi-currency investment feature called Wise Assets, that customers can hold, buy and sell units. The customer enters into a contract with Wise upon investing in Wise Assets product and formally accepting the Wise Assets terms and conditions (Step 1). The performance obligation is providing the asset account to the customers (Step 2), where Wise generates revenue from charging a fee based on the value of the assets under custody (Step 3). The transaction price is allocated to the single performance obligation as described in Step 2 (Step 4). The revenue is accrued on a daily basis, based on the daily value of the assets under custody, and is recognized over time in line with the period the Group provides its services to Wise Assets customers (Step 5). The Group acts as an agent on behalf of the customers and does not retain control nor benefits from the Wise Assets, thus it does not recognize the financial assets and the respective liabilities for the Wise Assets.

Below is the transaction revenue split by nature:

	Year ended March 31,
	2026	2025	2024
	(In million)	(In million)	(In million)
Transaction revenue by nature
Cross-border	$1,257.0	$1,071.7	$999.7
Card	391.6	280.5	207.2
Other	245.0	194.1	116.2

Total transaction revenue	$1,893.6	$1,546.3	$1,323.1

No individual customer contributed more than 10% to Wise’s total transaction revenue in 2026, 2025 and 2024.

The following table presents the Group’s transaction revenues from contracts with customers disaggregated by timings of revenue recognition:

	Year ended March 31,
	2026	2025	2024
	(In million)	(In million)	(In million)
Transaction revenue
Recognized at a point in time	$1,841.9	$1,505.5	$1,303.2

Recognized over time	51.7	40.8	19.9

Total transaction revenue	$1,893.6	$1,546.3	$1,323.1

Contract Balances
Contract liabilities are recognized when consideration is received in advance of the provision of service and are subsequently recognized as transaction revenue when the related performance obligations are satisfied. The Group has $44.4 million and $32.8 million contract liabilities included in “Accounts Payable and Other liabilities” for the years ended March 31, 2026 and 2025 respectively. The amount of revenue recognized during the year ended March 31, 2026, 2025 and 2024 that was included in the contract liabilities balance at the beginning of the period was $19.8 million, $18.4 million and $8.2 million respectively.
The following table presents the Group’s remaining performance obligation for contracts with a duration of more than one year for the year ended March 31, 2026:

	2027	2028	2029	thereafter
	(in million)	(in million)	(in million)	(in million)
Revenue expected to be recognized on multi-year contracts in place as of March 31, 2026	$22.5	11.8	5.7	4.4
Contract assets typically arise when the Group has transferred services to a customer, but the right to consideration is not yet unconditional. The Group does not have contract assets for the years ended March 31, 2026 and 2025.
4. Other Income/(Loss), net
The following table presents the breakdown of the Group’s Other income, net:

	Year ended March 31,
	2026	2025	2024
	(In million)	(In million)	(In million)
Interest income from corporate investments	$63.0	$42.5	$24.8
Gain/(loss) on available-for-sale debt securities¹	7.6	(42.5)	(3.7)
Interest expense	(19.5)	(15.0)	(24.1)
Foreign exchange gain/(loss)	3.6	(5.1)	2.4
Other	15.0	9.4	7.2

Total other income/(loss), net	$69.7	$(10.7)	$6.6

1	Refer to “Note 7 – Shareholders’ equity” for details in the “Gain/(loss) on available-for-sale debt securities.”
5. Segment Reporting
Operating segments are defined as components of a Group that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision

Maker (CODM). The Group determines operating segments based on how its CODM manages the business, makes operating decisions around the allocation of resources, and evaluates operating performance. The Group’s CODM is the
Chief Executive Officer
(CEO) of the Group, for the purpose of resource allocation and assessment of the Group’s operating results on a consolidated basis. Based on the Group’s business model, the CODM determines that the Group operates as one operating segment, which is provision of cross-border and domestic financial services. The operating segment is based on how the Group is organized, reflecting the difference in nature of the services they each provide.
Segment Income and Performance Measurement
The Group’s CODM is provided the financial performance of the Group’s one operating segment showing net income as the primary measure of segment profitability. Net income reflects revenue generated and expenses incurred for the business. The CODM uses this measure to evaluate the operational efficiency and profitability of the Group, to make strategic decisions about capital allocation, and to assess whether the Group is meeting its financial targets.
The Group’s CODM is regularly provided results comparing actual performance against budgeted targets and prior periods. This measure aligns with how resources are managed and allocated within the Group’s one operating segment business.
The Group’s CODM does not evaluate the performance of the operating segment using asset information.
Significant Segment Expenses
The Group’s CODM evaluates significant expenses based on the Consolidated Statement of Comprehensive Income and does not further disaggregate expenses in deciding how to allocate resources and assess performance. Since the Group operates as a single reporting segment, all required segment reporting disclosures can be found in the consolidated financial statements and notes of the consolidated financial statements.
Geographic Information
Net revenue from external customers by major geographic region is allocated based on the customer address for transaction revenue and the geography of the legal entity in which the cash is held for interest income on customer balances and interest expense on customer liabilities. The information below summarizes net revenue by geographic areas for the years ended March 31, 2026, 2025 and 2024:

	Year ended March 31, 2026
	Transaction revenue	Interest income on customer balances	Interest expense on customer liabilities	Net revenue
	(In million)	(In million)	(In million)	(In million)
Europe (excluding UK)	$569.4	$271.1	$(127.3)	$713.2
Asia-Pacific	450.5	65.4	—	515.9
United States of America	261.9	160.1	(56.8)	365.2
United Kingdom	329.1	257.2	—	586.3
Rest of the world	282.7	52.3	(12.8)	322.2
Total transaction revenue	$1,893.6	$806.1	$(196.9)	$2,502.8

	Year ended March 31, 2025
	Transaction revenue	Interest income on customer balances	Interest expense on customer liabilities	Net revenue
	(In million)	(In million)	(In million)	(In million)
Europe (excluding UK)	$467.0	$281.1	$(154.8)	$593.3
Asia-Pacific	336.5	47.0	—	383.5
United States of America	229.7	136.9	(49.1)	317.5
United Kingdom	288.9	258.8	—	547.7
Rest of the world	224.2	34.5	(1.8)	256.9
Total transaction revenue	$1,546.3	$758.3	$(205.7)	$2,098.9

	Year ended March 31, 2024
	Transaction revenue	Interest income on customer balances	Interest expense on customer liabilities	Net revenue
	(In million)	(In million)	(In million)	(In million)
Europe (excluding UK)	$404.6	$231.8	$(135.6)	$500.8
Asia-Pacific	272.0	25.5	—	297.5
United States of America	209.6	101.9	(21.4)	290.1
United Kingdom	254.8	223.9	—	478.7
Rest of the world	182.1	26.9	—	209.0
Total transaction revenue	$1,323.1	$610.0	$(157.0)	$1,776.1

Refer to “Note 9 – Property, Plant and Equipment” for information related to the Group’s geographical information for long-lived assets.
6. Tax
In accordance with ASC 740,
Income Taxes
, income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using the enacted statutory tax rates and are adjusted for any changes in such rate in the period of change.
Income Tax Expense
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the Consolidated Statement of Comprehensive Income.
The components of income before income tax expense for the years ended March 31, 2026, 2025 and 2024 was follows:

	Year ended March 31,
	2026	2025	2024
	(In million)	(In million)	(In million)
Income before tax:
United Kingdom	$612.0	$671.7	$601.6
Foreign Other	48.4	45.8	55.1

Total	$660.4	$717.5	$656.7

The income tax expense for the years ended March 31, 2026, 2025 and 2024 consisted of the following:

	Year ended March 31,
	2026	2025	2024
	(In million)	(In million)	(In million)
Current:
United Kingdom	$138.3	$145.8	$93.4
Foreign Other	20.7	21.9	18.6

Total	$159.0	$167.7	$112.0
Deferred:
United Kingdom	0.6	(0.7)	40.7
Foreign Other	2.1	0.2	2.5

Total	$2.7	$(0.5)	$43.2

Tax (benefit)/expense	$161.7	$167.2	$155.2

In the years ended March 31, 2026, 2025, and 2024 the UK made up the majority (greater than 50%) of the local income tax category.
The effective tax rate for the years ended March 31, 2026, 2025 and 2024 was 24.49%, 23.30% and 23.62%, respectively.

	Year ended March 31,
	2026		2025		2024
	(In million)%		(In million)%		(In million)%
Income before tax	660.4		$717.5		$656.7
UK income tax effect	$165.1	25.00%	$179.4	25.00%	$164.2	25.00%
Foreign tax effects	7.2	1.09%	11.9	1.66%	4.6	0.70%
Effect of changes in tax laws or rates enacted in the current period	—	0.00%	0.4	0.06%	(0.3)	(0.05)%
Changes in valuation allowances	1.6	0.24%	(5.0)	(0.70)%	—	0.00%
Nontaxable or nondeductible items	(11.4)	(1.71)%	(16.1)	(2.24)%	(15.1)	(2.30)%
Changes in unrecognized tax benefits	—	0.00%	—	0.00%	4.0	0.61%
Other	(0.8)	(0.13)%	(3.4)	(0.48)%	(2.2)	(0.34)%
Reported income tax (benefit)/expense	$161.7	24.49%	$167.2	23.30%	$155.2	23.62%
Effective tax rate		24.49%		23.30%		23.62%

Deferred Tax
Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant deferred tax assets and liabilities consist of the following:

	Year ended March 31,
	2026	2025
	(In million)	(In million)
Deferred tax assets:
Property, plant and equipment	$—	$1.1
Share-based compensation	42.1	42.6
Intangibles	—	—
Provisions	11.2	8.4
Net operating loss and tax credit carryforwards	7.5	5.5
Other	3.2	1.4

Total deferred tax assets	$64.0	$59.0

Valuation allowance	(6.6)	(5.0)

Net deferred tax assets	$57.4	$54.0

Deferred tax liabilities:
Intangibles	(0.1)	(0.2)
Property, plant and equipment	(2.6)	—

Other	(5.5)	(5.2)

Net deferred tax assets	$49.2	$48.6

The deferred tax asset is predominantly generated in the United Kingdom and the United States and mainly comprises unexercised share awards which are forecast to be exercised within four years and as such are less sensitive to changes in long-term profit forecasts. The deferred tax asset on share awards is not impacted by the future share price.
The deferred tax assets are reviewed at each reporting date to determine recoverability and to determine a reasonable time frame for utilization. To determine this, the Group uses the approved Group forecast used for the viability statement and going concern analysis. The Group considers it is probable that there will be sufficient taxable profits in the coming years to realize the majority of the deferred tax asset. A valuation allowance is provided in respect of those assets where we do not expect to realize a benefit. All available evidence is considered in determining the amount of the required valuation allowance using a “more likely than not” threshold. Our assessment considers both positive and negative evidence and the extent to which that evidence can be objectively verified. Such evidence includes: (i) net earnings or losses in recent years; (ii) the likelihood of future, sustainable net earnings; (iii) the carry forward periods of tax losses and the impact of relevant reversing temporary differences; and (iv) any available tax planning strategies. For the years ended March 31, 2026 and 2025 the Group recognized total deferred tax assets of $64.0 million and $59.0 million respectively. Valuation allowance of $6.6 million and $5.0 million for the years ended March 31 2026 and 2025 respectively, arose from deductible temporary differences relating to foreign tax credits. This results in a net deferred tax asset of $49.2 million and $48.6 million for the years ended March 31, 2026 and 2025 respectively.

We have income tax net operating losses carryforwards related to our international operations of approximately $3.8 million. We have recorded a deferred tax asset of $0.9 million reflecting the benefit of $3.8 million in loss carryforwards. Such deferred tax assets expire as follows:

Deferred tax asset
(In million)
April 1, 2026 to March 31, 2030	$0.6
April 1, 2031 to March 31, 2035	0.1
No expiration	0.2

Total	$0.9

Pillar Two
The Organization for Economic
Co-operation
and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting published on December 20, 2021 introduced the Pillar Two model rules designed to address the tax challenges arising from the digitalization of the global economy. The Pillar Two regulation provides for an international framework of rules aimed at ensuring that worldwide profits of multinational groups are subject to tax at a rate not lower than 15% in every jurisdiction in which a group operates.
The Group operates, amongst other locations, in the United Kingdom, which has enacted new legislation to implement the global minimum top-up
taxes. The first period for which enacted legislation is effective for the Group is the year ended March 31, 2025. The Group has performed an assessment of the Group’s potential exposure to Pillar Two income taxes. This assessment is based on the most recent information available regarding the financial performance of the constituent entities in the Group. Based on the assessment performed, the Group does not expect any material top-up
taxes. The Group is continuing to monitor potential future implications.
Uncertain Tax Positions
Accounting for taxes involves some estimation because the tax law is uncertain, and the application requires a degree of judgment, which authorities may dispute. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes reserves for uncertain tax positions where appropriate, based on amounts expected to be paid to the tax authorities.
A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for uncertain tax positions is as follows:

	Year ended March 31,
	2026	2025	2024
	(In million)	(In million)	(In million)
Beginning unrecognized tax benefits/(expenses)	$1.1	$1.1	$1.0
Increases related to prior year tax positions	—	—	0.1
Decreases related to prior year tax positions	(0.6)	—	—

Ending unrecognized tax benefits/(expenses)	$0.5	$1.1	$1.1

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate for the years ended March 31, 2026 and 2025 is $0.5 million and $1.1 million respectively, which is recorded within ‘Current tax liabilities’’ within the Consolidated Statement of Financial Position. This is the amount held in respect of uncertain tax positions across all jurisdictions for all periods where the statutes of limitation have not closed. The Group classifies interest and penalties on direct taxes as a component of the provision for income taxes.

We conduct business globally and file income tax returns in the United Kingdom, United States and other foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities around the world. Wise and its subsidiaries file income tax returns in all applicable jurisdictions, the major tax jurisdictions being the United Kingdom, Belgium and the United States. The earliest tax year subject to normal examination by tax authorities is the year ended March 31, 2025 (for the United Kingdom), March 31, 2023 (for the United States) and March 31, 2024 (for Belgium).
Income Taxes Cashflows
Income taxes paid, net of refunds are shown in the following table:

	Year ended March 31,
	2026	2025	2024
	(In million)	(In million)	(In million)
United Kingdom	$142.6	$169.5	$78.3
Brazil*	—	—	8.6

Other jurisdictions	19.9	14.9	6.2

Total taxes paid, net of refunds	$162.5	$184.4	$93.1

*
In the years ended 31 March 2025 and 2026, net tax payments made in Brazil did not represent more than 5% of the total net tax payments, therefore Brazil is included in ‘Other jurisdictions’ in those years.

In the year ended 31 March 2024, net tax payments made in the UK and Brazil both represented more than 5% of the total net tax payments made in the year.
7. Shareholders’ Equity
Common Shares Class A
During the year, the Company allotted 672,000 Class A Ordinary Shares with a nominal value of $ 0.01 related to share options granted to
Non-Executive
Directors of Wise under the Company’s legacy incentive plans prior to the Company’s admission to trading on the London Stock Exchange (2025: 223,000 Class A Ordinary Shares; 2024: 100,000 Class A Ordinary Shares).
Each Class A Ordinary shareholder is entitled to one vote for each Class A Ordinary Share held, subject to any restrictions on total voting rights as set out in the Company’s Articles of Association. Class A Ordinary shareholders are entitled to interim or annual dividends to the extent declared and do not hold any preferential rights to dividends. Class A Ordinary Shares are non-redeemable.
Class B
During the year, the Company redeemed 34,700,987 Class B Ordinary Shares with a nominal value of $
0.0
00 000 001
each in accordance with Article
15.3.2
of the Company’s Articles of Association (2025: 155,305,559; 2024: nil).
Each Class B shareholder is entitled to nine votes for each Class B Share held, subject to any restrictions on total voting rights as set out in the Company’s Articles of Association. Class B Shares carry no rights to distributions of dividends except on distribution of assets, up to their nominal value, on a liquidation or winding up. Class B Shares are strictly non-transferable,
non-tradable
and
non-distributable
to any person or entity whatsoever.
Treasury Stock
Treasury stock represents the weighted average cost of shares of Wise Plc that are held by the Employee Share Trust for the purpose of fulfilling obligations in respect of various employee share plans. Treasury stock are treated as a deduction from equity, and on exercising of employee awards, are transferred from treasury stock to retained earnings at their weighted average cost.
Employee Share Trust
The Group provides financing to the Employee Share Trust (“EST”) to either purchase the Company’s shares on the open market, or to subscribe for newly issued share capital, to meet the Group’s obligation to provide shares when employees exercise their options or awards. Costs of running the EST are charged to the Consolidated Statement of Comprehensive Income. The Group consolidates the EST. Shares held by the EST are deducted from reserves and presented in equity as treasury stock until such time that employees exercise their awards.
Purchase of Company’s Shares
During the financial year, Wise continued the program, which commenced in 2023, to purchase the Company’s shares in the market through the EST in order to reduce the impact of dilution from share-based employee compensation. The consideration paid, including any directly attributable incremental costs (net of income taxes), on purchase of Company’s equity instruments is deducted from equity.
As at March 31, 2026, a total of 35,913,201 shares (March 31, 2025: 8,704,883; March 31, 2024: 9,071,706) were purchased from the market at an average of $13.11 per share (2025: $10.46; 2024: $9.55). Directly attributable costs of $3.3 million (2025: $0.6 million; 2024: $0.5 million) have been charged to equity.
Accumulated Other Comprehensive Income
The following table presents a summary of the changes in the components of the Group’s accumulated other comprehensive income (“AOCI”).

	Unrealized gains/ (losses) on AFS debt securities	Foreign currency translation gains/ (losses)	Tax (expense)/ benefit	Total AOCI
	(In million)	(In million)	(In million)	(In million)
Balance at April 1, 2023	$(8.5)	$(28.2)	$3.6	$(33.1)
Increase/(decrease)	(36.9)	10.9	8.6	(17.4)
Reclassification adjustments, included in net income	3.7	—	—	3.7

Total increase/(decrease)	$(33.2)	$10.9	$8.6	$(13.7)

Balance at March 31, 2024	$(41.7)	$(17.3)	$12.2	$(46.8)

Increase/(decrease)	(22.5)	20.8	(5.2)	(6.9)
Reclassification adjustments, included in net income	42.5	—	—	42.5

Total increase/(decrease)	$20.0	$20.8	$(5.2)	$35.6

Balance at March 31, 2025	$(21.7)	$3.5	$7.0	$(11.2)

Increase/(decrease)	18.1	59.8	(2.6)	75.3
Reclassification adjustments, included in net income	(7.6)	—	—	(7.6)

Total increase/(decrease)	$10.5	$59.8	$(2.6)	$67.7

Balance at March 31, 2026	$(11.2)	$63.3	$4.4	$56.5

The tax benefit/(expense) relates to accumulated unrealized loss on AFS debt securities.
Amounts reclassified from AOCI and the affected line items in the statements of income during the years ended March 31, 2026, 2025 and 2024, were as follows:

	Amount Reclassified from AOCI			Affected Line Item in the Statement of Comprehensive Income
	2026	2025	2024
	(In million)	(In million)	(In million)
Unrealized gains/(losses) on available-for-sale securities	$7.6	$(42.5)	$(3.7)	Other income/ (loss), net
	7.6	(42.5)	(3.7)	Income before tax
	—	—	—	Income tax expense/(benefit)
Total reclassification out of AOCI	$7.6	$(42.5)	$(3.7)

Unrealized gains of $7.6 million on
available-for-sale
securities predominantly relate to unrealized foreign exchange differences (March 31, 2026: $7.3 million), arising on portfolios denominated in currencies other than the functional currency of the holding entity; March 31, 2025 unrealized losses of $42.5 million related to unrealized foreign exchange differences, and March 31, 2024 unrealized losses of $3.7 million loss predominantly relate to unrealized foreign exchange differences (March 31, 2024: $3.4 million) arising on portfolios denominated in currencies other than the functional currency of the holding entity. Upon maturity of these securities, the related cumulative unrealized gains and losses were reclassified from the Accumulated other comprehensive income to “Other income/(loss), net” in the Consolidated Statement of Comprehensive Income.
8. Earnings per Share
Basic EPS is computed by dividing the net income of the Group by the weighted average number of ordinary shares outstanding during the financial year, including, the ordinary shares issuable for no consideration for which all conditions are satisfied (21.0 million shares as at March 31, 2026, 26.2 million shares as at March 31, 2025 and 34.0 million shares as at March 31, 2024).
Shares held by the EST are deducted from both basic and diluted EPS calculations. At the end of the reporting period, there were
 37.7 million (March 31, 2025: 14.6 million; March 31, 2024: 22.9 million) shares held in the EST.
Diluted EPS is computed by dividing net income attributable to the Group by the weighted-average shares outstanding during the period, adjusted for the impact of potentially dilutive securities, as determined under the treasury stock method. Rights granted to employees under employee share award plans, with a strike price and/or with conditions which have not yet been met at the balance sheet date, are considered to be potential dilutive shares and therefore have been included in the calculation of diluted EPS. In periods with net loss, all potentially dilutive securities are excluded from the calculation of earnings per share as their inclusion would have an antidilutive effect. For the purposes of diluted earnings per share, it is assumed that
any performance conditions attached to the schemes have been met at the balance sheet date.

The following table sets forth the computation of the Group’s basic and diluted net income/(loss) per ordinary share attributable to the Group.

	Year ended March 31,
	2026	2025	2024
Numerator	(In million, except per share data)
Net income – basic	$498.7	$550.3	$501.5
Net income – diluted	$498.7	$550.3	$501.5
Denominator
Weighted average number of shares – basic (in millions of shares)	1,019.5	1,032.3	1,032.6
Plus the effect of dilution from share awards (in millions of shares)	10.2	13.4	16.3
Weighted average number of shares – diluted (in millions of shares)	1,029.7	1,045.7	1,048.9
Earnings per share
Basic (cents)	$48.92	$53.31	$48.57
Diluted (cents)	$48.43	$52.63	$47.81
9. Property, Plant, and Equipment
Property, plant, and equipment balances and corresponding useful lives are as follows:

	Estimated Useful Lives in Years	Year ended March 31,
		2026	2025
		(In million)	(In million)
Office equipment	5	$22.5	$21.4
Leasehold improvements	1-10	64.4	59.9
Right-of-use assets	1-10	158.5	126.4
Accumulated depreciation and impairment		(55.5)	(56.9)

Property, plant, and equipment, net		$189.9	$150.8

Depreciation expense of $11.5 million, $5.4 million and $5.7 million was recognized for the years ended March 31, 2026, 2025 and 2024 respectively. For details over the right-of-use
assets, refer to “Note 10 – Leases.”
During the financial year, the Group recognized an additional impairment of $1.8 million in respect of previously impaired right of use asset and the related leased office improvements for one of Group’s office space (2025: $14.6 million impairment charge; 2024: $nil). The impairment arose following a revised assumption regarding the expected future economic benefits from the asset. The impairment loss is included in “General and administrative” expenses in the Statement of Comprehensive Income.
The following table presents the Group’s long-lived assets based on geography, which consist of property, plant and equipment, net for the years ended March 31, 2026 and 2025:

	Year ended March 31,
	2026	2025
	(In million)	(In million)
UK	$67.5	$70.2
Estonia	56.2	56.4
United States of America	32.3	8.2
Brazil	21.1	1.6
Singapore	6.1	7.7
Hungary	4.0	4.6
Other countries	2.7	2.1

Total long-lived assets	$189.9	$150.8

Long-lived assets are based upon the country in which the asset is located
or
owned.
10. Leases
Components of lease expense, lease term, and discount rate for operating leases are as follows:

	Year ended March 31,
	2026	2025	2024
	(In million)	(In million)	(In million)
Operating lease expense	$(21.8)	$(19.4)	$(10.8)
Weighted-average remaining lease term (in years)	6	7	3
Weighted-average discount rate	8.55%	6.31%	6.09%
Supplemental cash flow information related to leases are as follows:

	Year ended March 31,
	2026	2025	2024
	(In million)	(In million)	(In million)
Operating cash outflows from operating leases	$15.9	$13.4	$12.2
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	32.1	$83.0	$18.7
Future minimum lease payments for our leases as of March 31, 2026 were as follows:

Year	Amount
(In million)
2027	$20.2
2028	27.0
2029	25.3
2030	22.9
2031	22.6
Thereafter	90.6

Total	$208.6
Less: present value discount	(59.6)

Lease liability	$149.0

Current portion of lease liability	16.4
Noncurrent portion of lease liability	132.6
The total expense, relating to short-term leases to which the lessee recognition and measurement requirement has not been applied, for the year ended March 31, 2026 is $2.8 million (2025: $1.8 million; 2024: $1.3 million).
As at 31 March 2026, the Group has extension options in certain lease contracts that have not been included in the measurement of lease liabilities, as management has concluded that it is not reasonably certain that these options will be exercised. The potential future lease payments, should the Group exercise the extension options, would result in an increase in the lease liability of $15.6 million.
The Group also has termination options in multiple office leases. As at 31 March 2026, management has not assumed the exercise of any of these options, as it is not reasonably certain that they will be exercised. Accordingly, these termination options do not give rise to additional potential future lease payments.

11.
Available-for-Sale
Debt Securities
Investments in debt securities are as follows:

	Year ended March 31, 2026
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In million)	(In million)	(In million)	(In million)
Available-for-sale debt securities:
U.S. government bonds	$1,273.1	$0.6	$(0.9)	$1,272.8
UK government bonds	1,070.5	0.1	(7.2)	1,063.4
Other foreign bonds	1,699.9	0.2	(4.6)	1,695.5
Corporate debt securities	551.7	—	(0.7)	551.0

Total Available-for-sale debt securities	$4,595.2	$0.9	$(13.4)	$4,582.7

	Year ended March 31, 2025
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In million)	(In million)	(In million)	(In million)
Available-for-sale debt securities:
U.S. government bonds	$1,690.9	$3.5	$(5.4)	$1,689.0
UK government bonds	1,088.9	0.7	(7.8)	1,081.8
Other foreign bonds	2,538.1	4.5	(15.8)	2,526.8
Corporate debt securities	717.5	0.1	(1.6)	716.0

Total Available-for-sale debt securities	$6,035.4	$8.8	$(30.6)	$6,013.6

Other foreign bonds include foreign government and state bonds.
The amortized cost and
fair
value of securities
available-for-sale
at March 31, 2026, by contractual maturity, are shown below.

	Amortized cost	Fair value

	(In million)	(In million)
Within one year	$3,632.8	$3,630.4
Due after one year through five years	962.4	952.3

Total Available-for-sale debt securities	$4,595.2	$4,582.7

Proceeds from sales, maturities, principal payments received and net realized gains/(losses) on available-for-sale
debt securities were as follows for the years ended March 31:

	Year ended March 31,
	2026	2025	2024
	(In million)	(In million)	(In million)
Proceeds from sales, maturities and principal payments received	$10,807.3	$7,514.7	$11,823.7
Gross realized gains	45.2	10.4	44.2
Gross realized losses	(37.6)	(52.9)	(47.9)

Net realized gains/(losses)	$7.6	$(42.5)	$(3.7)

Net realized gains on
available-for-sale
debt securities of $7.6 million (2025: $42.5 million loss, 2024: $3.7 million loss) primarily resulted from the reclassification of cumulative unrealized foreign-exchange adjustments (March 31, 2026: $7.3 million gain, March 31, 2025: $42.5 million loss and March 31, 2024: $3.4 million loss respectively) from Accumulated Other Comprehensive Income upon the maturity or disposal of these securities. Refer to “Note 7 – Shareholders’ equity for additional information. The gross realized gains and losses are mainly due to the movement in US and foreign government bonds.
The following tables summarize all
available-for-sale
debt securities in an unrealized loss position for which an allowance for credit losses has not been recorded as at March 31, 2026 and 2025, aggregated by major security type and by length of time such securities have continuously been in an unrealized loss position:

		Less than 12 months		12 months or longer		Total
	Number of securities	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss
		(In million)		(In million)		(In million)
March 31, 2026
U.S. government bonds	26	$563.2	$(0.9)	$—	$—	$563.2	$(0.9)
UK government bonds	15	728.5	(2.3)	96.1	(4.9)	824.6	(7.2)
Other foreign bonds	67	1,261.1	(4.6)	—	—	1,261.1	(4.6)
Corporate debt securities	51	514.4	(0.7)	—	—	514.4	(0.7)

Balance at March 31, 2026	159	$3,067.2	$(8.5)	$96.1	$(4.9)	$3,163.3	$(13.4)

		Less than 12 months		12 months or longer		Total
	Number of securities	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss
		(In millions)		(In millions)		(In millions)
March 31, 2025
U.S. government bonds	46	$569.3	$(5.4)	$—	$—	$569.3	$(5.4)
UK government bonds	15	166.9	(0.3)	91.7	(7.5)	258.6	(7.8)
Other foreign bonds	97	1,203.4	(9.9)	282.4	(5.9)	1,485.8	(15.8)
Corporate debt securities	38	307.2	(1.6)	—	—	307.2	(1.6)

Balance at March 31, 2025	196	$2,246.8	$(17.2)	$374.1	$(13.4)	$2,620.9	$(30.6)

Management evaluates debt securities
available-for-sale
in unrealized loss positions to determine whether the impairment is due to credit-related factors or noncredit-related factors. Consideration is given to (1) the extent to which the fair value is less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Group to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value. Management believes that the unrealized losses detailed in the previous tables are due to noncredit-related factors, including changes in market interest rates and other market conditions. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline.
The allowance for credit losses was $1.0 million as of March 31, 2026. No allowance for credit losses was recorded as of March 31, 2025. The allowance for credit losses was measured using probability of default and loss given default assumptions. The Group has elected to write off accrued interest receivables by recognizing credit loss expense. There was no accrued interest reversed against interest income for the years ended March 31, 2026 and 2025. Accrued interest receivable on available-for-sale
securities, included in “
Prepaid expenses and other current assets
” in the Consolidated Statement of Financial Position, totaled $21.1 million and $31.2 million at March 31, 2026 and 2025, the Group has elected the practical expedient to exclude the accrued interest from the estimate of credit losses.

12. Account Receivables, net of Allowance for Credit Losses

	Year ended March 31,
	2026	2025
	(In million)	(In million)
Receivables from payment processors	$73.9	$50.6
Receivables from partners	107.6	99.5
Receivables from customers	146.1	127.5
Receivables from brokers	63.7	70.2

Total Account Receivables, net of Allowance for Credit Losses	$391.3	$347.8

The Group’s Allowance for Credit Losses of $71.3 million and $60.2 million as of March 31, 2026 and 2025, respectively.
Management has considered the concentration risk within our Accounts Receivables, net of Allowance for Credit Losses balance. Refer to
Note 2 – Credit Risk Characteristics and Concentration
for how the exposure is managed by the Group.
There was no individual payment processors that represented more than 10% of Wise’s Total Account Receivables, net of Allowance for Credit Losses as of March 31, 2026 or 2025.
As of March 31, 2026, one partner represented $111.7m (29%) of Wise’s Total Account Receivables, net of Allowance for Credit Losses ($100.9m (29%) as of March 31, 2025).
There was no individual customer that represented more than 10% of Wise’s Total Account Receivables, net of Allowance for Credit Losses as of March 31, 2026 or 2025.
As of March 31, 2026 one broker represented $55.3m (14%) of Wise’s Total Account Receivables, net of Allowance for Credit Losses ($64.6m (19%) as of March 31, 2025).
13. Prepaid Expenses and Other Assets
Prepaid expenses and other assets is comprised of the following balances:

	Year ended March 31,
	2026	2025
	(In million)	(In million)
Prepaid expenses and other current assets
Prepayments	$55.4	$34.1
Collateral deposits	52.7	32.8
Interest receivable	34.6	29.7
Other receivables	14.5	3.8
Derivatives Financial Assets	28.2	3.2

Total Prepaid expenses and Other Current Assets	$185.4	$103.6

Other assets, noncurrent:
Office lease deposits	$8.9	$8.4
Other receivables, noncurrent	18.5	12.1

Total Other assets, noncurrent	$27.4	$20.5

14. Derivative Instruments
The Group’s derivative instruments consist of foreign currency swaps, foreign exchange forwards and non-deliverable
foreign exchange forwards. The derivative instruments are used to manage exposure to market risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value through net income at each reporting date.
The following table summarizes the notional amount at inception and fair value of these instruments:

	2026			2025
	Carrying amount assets	Carrying amount liabilities	Notional amount	Carrying amount assets	Carrying amount liabilities	Notional amount
	(In million)	(In million)	(In million)	(In million)	(In million)	(In million)
Foreign currency swaps	$14.9	$3.9	$2,487.3	$2.0	$3.2	$1,452.2
Foreign currency forwards	2.1	2.0	761.3	1.1	0.6	727.0
Non-deliverable foreign exchange forwards	11.2	12.8	2,168.6	0.1	1.0	123.9

Total derivative instruments	28.2	18.7	5,417.2	3.2	4.8	2,303.1

The notional contract amounts of derivatives indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk. Since the balance sheet date all open treasury positions have been realized or settled.
Refer to “Note 18 – Fair Value Measurement” for additional information related to the fair value measurements.
15. Accounts Payable and Other Liabilities
Accounts payable and other liabilities is comprised of the following balances:

	Year ended March 31,
	2026	2025
	(In million)	(In million)
Accounts payable and other current liabilities
Accounts payable	$15.8	$21.7
Accrued expense	180.0	133.0
Contract liabilities	22.5	14.7
Payables to payment processors	142.3	161.9
Other taxes	33.5	13.3
Other payables	79.5	86.3
Provisions¹	30.0	33.2
Derivative financial liabilities	18.7	4.8

Total Accounts payable and other current liabilities	$522.3	$468.9

Other long term liabilities:
Accounts payable and accrued expense	$11.4	$11.3
Contract liabilities	21.9	18.1
Other payables	—	0.1
Provisions¹	26.2	15.4

Total Other long term liabilities	$59.5	$44.9

(1)	Include primarily legal and regulatory provisions of $23.8 million in 2026 (2025: $17.6 million) and tax provisions of $22.9 million in 2026 (2025: $22.5 million).

16. Funds Payable and Amounts Due To Customers
Funds payable and amount due to customers is comprised of the following balances:

	Year ended March 31,
	2026	2025
	(In million)	(In million)
Outstanding money transmission liabilities	$295.5	$243.9
Customer balances	29,958.7	22,036.0

Total Funds Payable and Amount Due To customers	$30,254.2	$22,279.9

17. Debt
RCF
The Group’s current facility is a multi-currency revolving facility of $437.1 million offered by a syndicate of six lenders: HSBC Innovation Banking Limited, JP Morgan Chase Bank N.A. London Branch, National Westminster Bank Plc, Citibank N.A. London Branch, Barclays Bank PLC and Goldman Sachs Lending Partners LLC (the Revolving Credit Facility). The maturity date of the facility is in December 2027, and the agreement offers two one-year
extension options. Borrowings under this facility bear interest SONIA plus 1.75%. In addition, there is an unused commitment fee, which accrues at a rate of 35% of the margin on the unused portion of the revolving commitments.
As of March 31, 2026, the Group had no outstanding borrowing under the Revolving Credit Facility (2025: $128.4 million outstanding borrowing (net of commitment fees) under the Revolving Credit Facility with a weighted-average interest rate of 7.22%).
As of March 31, 2026 and 2025, the Group had unused borrowing capacity of $437.1 million and $297.1 million, respectively.
The repayments of $397.9 million (2025: $387.3 million) have been presented within financing activities in the consolidated statement of cashflows.
Compliance with Covenants
The agreement governing the Revolving Credit Facility (the “Facility Agreement”) contains customary representations, information undertakings and covenants. In addition, the Facility Agreement includes financial covenants that require that: (1) adjusted leverage does not exceed a ratio of 3:1 in respect of any Relevant Period; (2) interest cover (calculated as a ratio of Adjusted EBITDA to Finance Charges (as defined under the Facility Agreement)) is not less than a ratio of 3.5:1 in respect of any Relevant Period; and (3) adjusted contingent leverage (calculated as a ratio of the guarantee amount under each Safeguarding Guarantee) to Adjusted EBITDA does not exceed a ratio of 3:1 in respect of any relevant period.
The Group monitors compliance with the covenants throughout the reporting period and was in compliance as on March 31, 2026 and 2025.
EMTN Program
In November 2025, the Group established a Euro Medium Term Note Program (the “EMTN Program”), under which Wise Financing plc (“Wise Financing”), a subsidiary of Wise plc, may from time to time issue senior unsecured notes (“Notes”) up to an aggregate principal amount £2.0 billion ($2.6 billion). The proceeds of Notes issued under the program will be utilized for the Group’s general corporate purposes.

During the year ended March 31, 2026, the Group issued £250.0 million ($331.1 million) aggregate principal amount of Notes under the EMTN Program. Such Notes are senior, unsecured obligations of the Group that bear interest at a rate of 5.1000% per annum, and mature on
November 25
, 2030.
The Notes may be redeemed in whole or in part at the Group’s option prior to October 25, 2030 at par plus accrued interest to the prepayment date and a make-whole premium. In addition, on the occurrence of a “Change in Control” as defined in the EMTN Program agreement, the redemption price is equal to 101% of the aggregated principal amount of the Notes held, plus any accrued interest. The Notes contain customary events of default, upon which the outstanding obligations may be accelerated with redemption at par.
A breakdown of the Notes issued under the EMTN Program as of March 31, 2026 is presented in the below table:

				Fair Value
	Principal Amount	Unamortized Debt Issuance Costs	Net Carrying amounts	Amount	Level
	(In million)	(In million)	(In million)	(In million)	(In million)
Notes issued under the EMTN Program	$331.1	$(2.4)	$328.7	$330.3	Level 1
The interest on the notes is payable semi-annually and the annual effective interest rate is 5.35%. As at March 31, 2026 the accrued interest payable reported within the short-term debt is $6.0 million and the associated interest expense for the financial year ended March 31, 2026 is $6.1 million.
Compliance with Covenants
The documentation governing the Notes includes customary covenants and provisions relating to events of default, payment mechanics, substitution of Wise Financing or Wise plc as issuer and parent guarantor of the Notes, respectively, accession and release of guarantors, transfer restrictions other terms typical for unsecured note instruments of this type.
The Group monitors compliance with the covenants throughout the reporting period and was in compliance as of March 31, 2026.
18. Fair Value Measurement
The fair value hierarchy of financial instruments measured at fair value as of March 31, 2026 and March 31, 2025 is provided below.

	Level 1	Level 2	Level 3	Total
Year ended March 31, 2026	(In million)	(In million)	(In million)	(In million)
Financial assets measured at fair value:
Derivative financial assets	$—	$28.2	$—	$28.2
Money market funds	8,916.1	—	—	8,916.1
Available-for-sale debt securities	4,084.1	498.6	—	4,582.7
Financial liabilities measured at fair value:
Derivative financial liabilities	$—	$(18.7)	$—	$(18.7)

	Level 1	Level 2	Level 3	Total
Year ended March 31, 2025	(In million)	(In million)	(In million)	(In million)
Financial assets measured at fair value:
Derivative financial assets	$—	$3.2	$—	$3.2
Money market funds	7,741.6	—	—	7,741.6
Available-for-sale debt securities	5,409.8	603.8	—	6,013.6
Financial liabilities measured at fair value:
Derivative financial liabilities	$—	$(4.8)	$—	$(4.8)

The Group considers the carrying value of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and other liabilities, and funds payable and amounts due to customers to approximate fair value given the short-term nature of these items. The Notes issued under the EMTN Program if recognized at fair value would be in Level 1, the carrying amount and fair value amounts are presented in Note 17. The RCF if recognized at fair value would be in Level 2, with the carrying value approximating the fair value.
19. Share-Based Employee Compensation
The Group operates a number of employee equity-settled schemes as part of its reward strategy, which are designed to provide long-term incentives for all employees to deliver long-term shareholder returns. Under the plans, participants are granted share awards of the Company, which vest gradually over the vesting period and are equity settled for shares within Wise plc. The total amount to be expensed is determined by reference to the fair value of the awards granted and it is calculated using the closing share price at the grant date. It is recognized in employee benefit expenses together with a corresponding increase in equity (additional paid-in
capital), over the period in which the service and the performance conditions are fulfilled (the vesting period). Upon vesting or exercising of the awards, the impact is recognized in retained earnings. For non-market-based
awards, vesting conditions are included in the assumptions of the number of options and awards that are expected to vest. At each reporting date, the entity revises its estimates of the number of options and awards that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income, with a corresponding adjustment to the additional paid-in
capital. For awards subject to a market-based performance condition, no subsequent adjustments may be made.
Employee Share Award Plans
The awards are subject to service conditions, i.e. the requirement for recipients of awards to remain in employment with the Group over the vesting period, which typically is 4 years.
For the market-based award, the vesting is conditional on achievement of the relative total shareholder return (“TSR”) compared to the FTSE 250 and volume growth performance measures over the
3-year
performance period.
The following table shows the total share-based compensation expenses recognized in the Statement of Comprehensive Income:

	Year ended March 31
	2026	2025	2024
	(In million)	(In million)	(In million)
Servicing	$17.1	$13.8	$18.3
Marketing and sales	6.6	3.2	5.9
Technology and development	52.9	44.6	52.8
General and administrative	18.9	13.0	14.1

Total	$95.5	$74.6	$91.1

The number and weighted average exercise prices of share awards are as follows
:

Number of shares issuable	Number of share awards (#)	Weighted average exercise price	Average Remaining Contractual Term	Aggregate Intrinsic Value (in million)
Outstanding at April 1, 2023	65,648,858	$0.11	7.1 years	$433.4
Awards granted	11,460,714	0.00		—
Awards exercised	(19,895,709)	0.07		177.7
Awards forfeited	(3,623,805)	0.01		33.6
Outstanding at April 1, 2024	53,590,058	$0.11	6.8 years	$624.3
Awards granted	7,547,396	0.00		—
Awards exercised	(17,194,598)	0.10		148.4
Awards forfeited	(3,174,878)	0.00		27.6
Outstanding at March 31, 2025	40,767,978	$0.10	6.4 years	$504.0
Awards granted	11,477,541	0.00		137.3
Awards exercised	(13,436,927)	0.03		175.8
Awards forfeited	(2,152,587)	0.00		27.8
Outstanding at March 31, 2026	36,656,005	$0.10	6.4 years	$434.8
Exercisable at March 31, 2026	19,069,428	0.19	4.3 years	224.4
The weighted average fair value of share awards granted in 2026 was $12.83 (2025: $10.84 and 2024: $8.30). The weighted average share price at the date of exercise of the awards during the year was $13.47 (2025: $11.00 and 2024: $9.0).
In the years ended March 31, 2026, 2025 and 2024 the total intrinsic value of stock awards exercised was $175.8 million, $148.4 million and
$
177.7 million, respectively. The tax benefit arising on the exercise of stock awards was $16.6 million, $25.3 million and $16.0 million for the years ended March 31, 2026, 2025 and 2024, respectively.
20. Commitments, Contingencies and Guarantees
Purchase Commitments
The Group routinely enters into marketing and advertising contracts, software subscriptions or other service arrangements, including cloud infrastructure arrangements, and compliance-application related arrangements that contractually obligate us to purchase services, including minimum service quantities, unless given notice of cancellation based on the applicable terms of the agreements.
The Group’s expenses in relation to
non-cancelable
agreements as at March 31, 2026, in the years ended March 31, 2026 and 2025 were $38.4 million and $25.8 million, respectively. The Group’s minimum future payments from non-cancelable
agreements as at March 31, 2026 are detailed below:

Year	Amount
(In million)
2027	$53.6
2028	25.3
2029	8.3
2030	2.5
2031	2.5
Thereafter	0.8

Total future minimum payments	$93.0

Litigation Provision
Through the normal course of the Group’s business, the Group may be subject to a number of litigation proceedings both brought against and brought by the Group. The Group maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. Although the results of litigation and claims are inherently unpredictable, the Group has assessed that there was no reasonable possibility that it had incurred a material loss with respect to such loss contingencies as of March 31, 2026 and 2025.
Guarantees
The Group has entered into certain guarantees and indemnity arrangements in connection with its financing arrangements, safeguarding arrangements and card scheme operations.
No amounts were called under those guarantees during the year ended March 31, 2026 or as at March 31, 2025.
Senior Notes (EMTN Program) Guarantees
The 2030 Senior Notes are guaranteed on a senior unsecured, full, unconditional, joint and several basis by the Parent and certain wholly owned subsidiaries (Wise Payments Limited, Wise Europe SA, Wise US Inc. and Wise Financial Holdings Ltd). The guarantees rank at least pari passu with the other unsecured and unsubordinated obligations of each guarantor, subject to obligations preferred by applicable law. The maximum potential exposure under these arrangements was

$331.1 million as at March 31, 2026 (2025: $nil million), plus interest at fixed rate 5.1%.
Safeguarding Guarantees and Related Indemnities
In connection with the Group’s Safeguarding Guarantees, the Company and Wise Payments Limited, Wise Europe SA, Wise US Inc. and Wise Financial Holdings Ltd have entered into deeds of indemnity with the relevant sureties. Under these arrangements, the indemnitors may be required to reimburse the sureties for losses incurred if payments are made under the Safeguarding Guarantees. The arrangements include certain demand and cross-acceleration provisions, including upon insolvency, change of control, termination of the Revolving Credit Facility and acceleration or cancellation of certain financial indebtedness of the Group, subject to a
£20.0 million threshold, equivalent to $26.5 million as at March 31, 2026. The maximum potential exposure under these arrangements is $1,119.1 million (2025: $671.8 million).
Revolving Credit Facility Guarantees
The Parent and certain subsidiaries (Wise Payments Limited, Wise Europe SA, Wise US Inc. and Wise Financial Holdings Ltd) guarantee the obligations of the borrowers under the Group’s Revolving Credit Facility on a joint and several basis. The guarantees require the guarantors to perform if a borrower fails to meet its obligations under the facility.
No amounts were drawn under the facility as at March 31, 2026. Amounts drawn under the facility were $129.2 million as at March 31, 2025.
Card Scheme Provider Guarantee
The Group has provided a guarantee to a card scheme provider in respect of customer transaction obligations. The maximum amount guaranteed by Wise Payments Limited was
$20.0 million as at March 31, 2026 and $10.0 million as at March 31, 2025.
Management has assessed the guarantees and indemnities described above and concluded that no provision is required as at March 31, 2026 or as at March 31, 2025.

21. Related Party Transactions
The Group has provided and purchased services to and from various affiliates of certain directors or entities under common control. The dollar amounts related to these related party activities are not significant to the Group consolidated financial statements.
During the year ended March 31, 2026, management of the Group held deposits of $7.2 million (financial year ended March 31, 2025: $6.0 million) in their accounts or Wise Assets.
Intercompany balances and transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.
22. Subsequent Events
Group Reorganization and Listing
On May 8, 2026, the Jersey public limited company, Wise Group plc, became the ultimate holding company of the Group pursuant to a Scheme of Arrangement under Part 26 of the U.K. Companies Act 2006 (the “Scheme”) (the “Reorganization Transaction”). In connection with the Reorganization Transaction, Wise plc was renamed Wise Limited and became a wholly owned subsidiary of Wise Group plc. Following the reorganization transaction, the Company listed its Class A shares on the Nasdaq Stock Market LLC (“Nasdaq”), for public trading, moving its primary listing from the London Stock Exchange (“LSE”) to Nasdaq and retaining a secondary listing on the LSE. Wise plc entered into a share for share exchange with Wise Group plc, pursuant to which Wise Group plc acquired the issued share capital of Wise plc in exchange for the issue of matching Class A Shares and Class B Shares to the existing shareholders.
Share purchase program
On June 25, 2026, we announced a new share purchase program of over $500 million, of which c.40%
will be allocated to our recurring EST share purchase program.
In preparing these consolidated financial statements, management evaluated subsequent events through June 25, 2026, on which date the consolidated financial statements were available for issue.